

Molecular Insight Pharmaceuticals, Inc.

2007 Annual Review

Pioneers in Medicine. Partners in Care.

Molecular medicine...

targets disease at the molecular level to advance patient care through timely and accurate detection, improved treatment and effective monitoring, focusing on oncology, cardiology, infectious diseases and neurology.

has the power to improve the lives of patients with life-threatening diseases.



Yoga class. Abdominal pain...

Neuroendocrine cancer can be insidious, difficult to diagnose and aggressive. It strikes otherwise healthy individuals – young children and adults alike.

Neuroendocrine cancers originate from cells that play a role in both the neuroendocrine and nervous systems. They can occur anywhere in the body and often spread before symptoms can be diagnosed.

Types of Neuroendocrine Cancers:

Carcinoid : Neuroblastoma : Pancreatic Neuroendocrine : Paraganglioma : Pheochromocytoma

Molecular imaging radiopharmaceuticals

- enable *early detection*, appropriate *staging* and *monitoring* of life-threatening diseases such as *heart attacks* and *prostate cancer*
- provide potentially significant medical and economic benefits over current technologies

Targeted radiotherapeutics

- deliver radiotherapy specifically to cancers that have spread throughout the body
- have the potential to combat multiple cancers such as *neuroendocrine tumors* and *metastatic melanoma*, with minimal side effects



Azedra™
Onalta™
Zemiva™
Trofex™
Solazed™
MIP-190
MIP-170D
Discovery
Preclinical
Phase 1
Phase 2
Phase 3



Neuroendocrine tumors can spread throughout the body before symptoms can be diagnosed

She may have neuroendocrine cancer.

Targeted radiotherapeutics have the potential to fight neuroendocrine cancers by combining therapeutic radiation with molecules that specifically bind to cancer cells. This selective targeting bypasses healthy cells, thereby reducing side effects and improving quality of life. Unfortunately, there are currently no FDA-approved radiotherapeutic treatments for neuroendocrine cancers.

80,000

People diagnosed with neuroendocrine cancers

L.E.K. Consulting. "Molecular Insight Pharmaceuticals U.S. Valuation." *L.E.K Consulting*. PowerPoint. August 2007. Revised August 30, 2007.

Treatment options are limited.

If detected early, localized neuroendocrine tumors may be surgically removed. Unfortunately, many patients are not diagnosed until they have advanced widespread disease. These patients have been traditionally treated with chemotherapy, which has shown to be ultimately ineffective and may cause debilitating side effects.

I-131 MIBG is a targeted radiotherapy that has been extensively researched internationally with very promising evidence that it is effective in treating several types of neuroendocrine tumors. Although commercially available in Europe, it is not FDA-approved in the United States.

Dr. R. Edward Coleman, M.D. –
Professor and Vice Chairman of the
Department of Radiology and Director of
Nuclear Medicine at Duke University Medical Center



"We specialize in the treatment of patients with neuroendocrine tumors at Duke. I have treated about 300 patients with the MIBG molecule on an investigative basis for nearly 20 years. An FDA-approved version of MIBG with higher specific activity would be extremely beneficial to the quality of life and survival of these patients."

Azedra.

Molecular Insight is developing Azedra, a novel targeted radiotherapeutic based on the I-131 MIBG molecule and optimized by Molecular Insight's proprietary Ultratrace™ technology. Ultratrace technology provides patients with the benefits of Azedra free of cold contaminants, which are unnecessary, nonradioactive targeting molecules present in the traditional MIBG formulation that can produce undesirable side effects and reduce efficacy. Ultratrace also maximizes delivery of therapeutic radiation to tumors.


Tumor volume (mm³)
1000
500
4
12
16
20
24
32
40
44
52
Time after tumor implantation (days)
Untreated
10 MBq c.a. I-131 MIBG
10 MBq n.c.a. Azedra
14 MBq c.a. I-131 MIBG
14 MBq n.c.a. Azedra
100% Tumor Cure

Ultratrace MIBG Demonstrates Increased Efficacy Compared to MIBG Containing Cold Contaminants

Dr. RJ Mairs, Cancer Research UK Beatson Laboratories, Glasgow, Scotland.



Azedra specifically targets neuroendocrine tumors.

Azedra mimics a hormone in the body called norepinephrine. It binds specifically to norepinephrine transporter targets on neuroendocrine tumor cells, selectively delivering high doses of therapeutic radiation to kill the targeted cells. Because it is a small molecule, Azedra can easily penetrate solid tumors, adding to its efficacy.


Hole 15.
Chest pain... ER...
Oft while enjoying
everyday activities, a
person denly
experi
pai e
i the
emergen for
diagnosis and treatment.
Many wait and hope the pain will go away. In many cases
patients may wait hours before going to the hos



Cardiac ischemia can damage and kill heart muscle

He may be having a heart attack.

Each year in the United States, more than six million people visit emergency rooms with chest pain because of fear of a heart attack. Heart attacks can result from a condition called *cardiac ischemia*, which is a lack of oxygen via blood flow to the heart that results in heart muscle death. In the emergency room, these patients undergo a series of initial tests: their medical history is taken, they are given a physical exam, an electrocardiogram (ECG) is taken and blood tests are conducted to measure biomarkers evidencing a heart attack.

6 million

Chest pain patients visit U.S. emergency rooms each year

Each year, 6 million U.S. patients visit the ER with chest pain. Standard treatment is initial medical history/exam, ECG and blood tests.

3.5 million – Equivocal

Patients are admitted to the hospital for observation.

- 15% with cardiac disease may have been denied timely access to appropriate intervention
- 85% with non-cardiac related chest pain cost the healthcare system more than *$6 billion in unnecessary expenses*, including hospitalization.

1.5 million – Ischemia Ruled Out

Patients are "ruled out" for cardiac ischemia and sent home.
Sometimes heart attacks are missed – more than 40,000 annually.

1 million – Definitive Heart Attack

Patients are diagnosed with "definitive" heart attack. They are immediately admitted for intervention or treatment such as coronary bypass surgery or stents.

5:30 a.m. Friday

Symptoms:
Acute Chest Pain
Trouble Breathing
Dizziness

Initial Diagnosis:
Possible Heart Attack

10:00 a.m. Monday

Discharged from Hospital

Final Diagnosis:
Esophagitis

Diagnosis of heart attack is based on the clinical judgment of the physician, who assesses the patient's medical history, physical exam and diagnostic test results. This process can take more than 80 hours, leaving some patients in need with incomplete care and unnecessarily retaining others who might have otherwise been sent home.



"Approximately 5-6 million patients come to the hospital with chest pain each year, and most aren't having a heart attack. We are unable to quickly and accurately diagnose these patients using current methods. It is critical to define patients early, to help reduce healthcare costs, reduce hospital admissions and potentially save lives."

Zemiva.

Molecular Insight is developing Zemiva, a molecular imaging radiopharmaceutical, to detect cardiac ischemia. It measures changes in heart metabolism to visualize heart disease. Zemiva can be used immediately, at rest, and can provide crucial diagnostic information on whether a patient's chest pain is cardiac in origin. With Zemiva, diagnosis may be made in as little as an hour on standard nuclear medicine cameras found in accredited hospitals.

– Dr. John J. Mahmarian, M.D., FACC, FASNC
Medical Director, Nuclear Cardiology and CT Services
Methodist DeBakey Heart & Vascular Center
The Methodist Hospital, Houston, Texas

Zemiva enables imaging of heart metabolism.

Zemiva is a fatty acid radiolabeled with the imaging isotope I-123, enabling visualization of the heart's metabolism. A healthy heart gets the majority of its energy by burning fatty acids. In ischemia, when there is a lack of oxygen, the affected heart region can no longer metabolize fat and reverts to survival mode, burning carbohydrates for fuel instead of fatty acids that require significant oxygen to metabolize. This shift in heart metabolism may persist for up to 30 hours, a condition called "*ischemic memory*." Zemiva's ability to image ischemic memory makes it a potentially powerful tool in the triage of chest pain patients.



Zemiva image of a healthy heart



Zemiva detects ischemia, or lack of oxygen via blood flow to the heart



Current Standard of Care –

Chest X-Ray
Serial Enzymes
Serial ECGs
Admit to Hospital
Observation
Stress Test
Perfusion Imaging
Time: 86 Hours
Cost: $7,500

Zemiva Imaging –

Time: 1 hour
Estimated Cost: $1,250

"Zemiva is simple, easy and can be used all hours of the day, unlike stress testing when you have to wait until the morning hours."
– Dr. John J. Mahmarian

Stowers, Annals of Emergency Medicine, 2000

Prostate cancer.

Prostate cancer is the most frequently diagnosed cancer in men in the United States, with more than 200,000 new cases each year. It is the second leading cause of cancer-related deaths in men. There is a critical need for accurate, rapid and non-invasive methods to determine whether the cancer has spread beyond the prostate and to help guide treatment. Current techniques lack specificity for detection of prostate cancer and often do not confirm the presence of cancer.

2 million

U.S. men with prostate cancer who need staging and monitoring for reoccurrence



Trofex.

Molecular Insight [illegible] Trofex [illegible] prove the detection and monitoring of me[illegible] ancer. Trofex is a small molecule inhibitor of prostate[illegible] rane antigen (PSMA) that is radiolabeled with the [illegible] I-123. PSMA is expressed by nearly all prostate ca[illegible] provides an excellent molecular target for detecting this dise[illegible] reclinical studies, highly specific tumor uptake has been demo[illegible] ed in human tumor models.

Molecular Insight is executing a business strategy that leverages its scientific leadership in radiopharmaceuticals and is led by a management team with substantial success in drug discovery, clinical development, pharmaceutical operations and commercialization. Molecular Insight's scientific leadership in radiopharmaceutical innovation is based on strong radiochemistry expertise, proprietary platform technologies and several external collaborations. The Company's robust pipeline of molecular imaging radiopharmaceuticals and targeted radiotherapeutics is driven by internal discovery efforts and select in-licensing transactions.

Rapidly Advancing Pipeline.

Molecular Insight has created a rapidly advancing pipeline of targeted molecular radiopharmaceuticals, which are planned to be commercialized in the United States through the Company's own specialty sales and marketing team. The pipeline focuses on targeted radiotherapeutics for the treatment of cancer and molecular imaging radiopharmaceuticals for the detection and monitoring of serious diseases such as cardiac ischemia and cancer.


Discovery
Preclinical
Phase 1
Phase 2
Phase 3
AZEDRA™ Treatment of neuroendocrine tumors.* ** ***
ONALTA™ Treatment of neuroendocrine tumors.**
ZEMIVA™ Detection and management of cardiac ischemia.*
TROFEX™ Detection and monitoring of prostate cancer.
SOLAZED™ Treatment of metastatic melanoma.
MIP-190 Assessment of chronic heart failure.
MIP-170D Detection of Parkinson's disease and ADHD.
Therapeutic area
Oncology
Cardiology
Other

* Known molecule commercialized outside the U.S.

** Orphan Drug status

*** Fast Track designation

Proprietary Technologies.



Molecular Insight's unique core technological expertise in *targeted molecular design* and *radiochemistry* enables it to develop new compounds and enhanced versions of existing compounds with the aim of delivering innovative medicines to improve healthcare.

Molecular Insight's technology platforms:

Ultratrace™ : SAAC™ : SAACQ™ : Nanotrace™

Molecular Insight's proprietary Ultratrace technology is a radiolabeling process that produces products free of cold contaminants, which are biologically active but nonradioactive targeting molecules. Ultratrace pharmaceuticals are ultrapure radiotherapeutics and therefore may have increased efficacy, safety and specificity. Molecular Insight's product candidates Azedra and Trofex use Ultratrace technology.


Current compounds contain unnecessary cold contaminants (white circles)
Target sites receive excess cold contaminants and suboptimal radiotherapy
Current compounds
Cancer cell
Ultratrace technology
All target sites receive radiotherapy
Ultratrace compounds
Cancer cell
Radiotherapeutic

Ultratrace removes unnecessary cold contaminants to deliver uniquely ultrapure radiotherapeutics

Collaborations.

Molecular Insight has fueled its radiopharmaceutical pipeline through its unique scientific expertise in tandem with extensive collaborations with world-leading research laboratories and academic institutions. The Company has also executed strategic worldwide, exclusive in-licensing acquisitions of clinical-stage candidates Onalta and Solazed with Novartis Pharma AG and Bayer Schering Pharma, respectively. Molecular Insight believes that these selective agreements demonstrate its position as a "partner of choice" for institutions and companies who seek to out-license meaningful technologies and candidate compounds.

U.S. patients with metastatic carcinoid or pancreatic neuroendocrine tumors

Onalta.

Onalta is a targeted radiotherapeutic in development for the treatment of neuroendocrine tumors, such as metastatic pancreatic neuroendocrine and carcinoid tumors that are somatostatin receptor positive. Onalta acts by targeting somatostatin receptors on tumor cells to deliver therapeutic radiation to destroy tumors.

Molecular Insight acquired Onalta (previously known as OctreoTher™) from Novartis Pharma AG through a worldwide, exclusive license. The compound has been studied in more than 300 patients in the United States and has been used to treat patients in Europe on an investigative basis for more than 10 years. Onalta complements Azedra and has received Orphan Drug status from the U.S. FDA. There are currently no approved treatments in the United States for metastatic neuroendocrine tumors.

L.E.K. Consulting. "Molecular Insight Pharmaceuticals U.S. Valuation."
L.E.K Consulting. PowerPoint. August 2007. Revised August 30, 2007.

New cases of skin cancer diagnosed each year in the U.S.

Solazed.

The incidence of malignant melanoma is increasing at a faster rate than any other cancer. One person dies of melanoma in the United States almost every hour.

Solazed is a small molecule, targeted radiotherapeutic in development by Molecular Insight for the diagnosis and treatment of malignant metastatic melanoma, the most serious form of skin cancer. Solazed targets melanin, a naturally occurring pigment responsible for skin color that is overexpressed in approximately half of melanoma tumors. Current therapies for Stage 3 and Stage 4 malignant melanoma are limited, and oncologists continually seek new, more effective treatments for this devastating disease.

Molecular Insight acquired Solazed from Bayer Schering Pharma through an exclusive, worldwide license.



In addition to laboratories in Cambridge, Massachusetts, Molecular Insight owns a commercial-scale radiopharmaceutical manufacturing facility in Denton, Texas. Acquisition of the Denton facility reflects Molecular Insight's strategy to combine both leading external and internal capabilities for the manufacture of its molecular imaging and targeted radiotherapeutic product candidates.

To all shareholders and friends of Molecular Insight Pharmaceuticals,

I am delighted to review Molecular Insight's significant accomplishments in 2007, a transformative year that further solidified our position as a leader in the advancement of molecular medicine through innovative radiopharmaceuticals.

For Molecular Insight, 2007 marked a strong chapter in executing our strategy to discover, develop and commercialize innovative targeted radiopharmaceuticals for the detection, staging, monitoring and treatment of life-threatening diseases. Putting the year in proper perspective, we began 2007 as a private company with limited cash, two promising core product candidates in Azedra and Zemiva, one contract manufacturer and opportunities to further strengthen our management team. By year-end, we were a public company that had raised $220 million in two successful financings and had made considerable clinical progress with Azedra and Zemiva while expanding our pipeline to five key product candidates through in-licensing high-potential radiotherapeutics Onalta and Solazed and advancing internal discovery and preclinical efforts with Trofex. We also expanded our manufacturing sourcing options through three new supply contracts and, most importantly, the acquisition of a radiopharmaceutical manufacturing facility in Denton, Texas, that is anticipated to provide us significant economic and strategic benefits in the years ahead.

These and other achievements in 2007 were driven by our highly experienced and proven management team and our scientists specializing in innovative radiochemistry. Our team was further strengthened throughout the year by the addition of Norman LaFrance, M.D., as Senior Vice President, Clinical Development and Chief Medical Officer; Donald E. Wallroth as Chief Financial Officer; Brian Abeysekera, Ph.D., as Vice President, Manufacturing; and Christine Huh as Vice President, Human Resources.

As we entered 2007, financing risk was the key challenge before us. We significantly mitigated this risk by raising $220 million through our highly successful $70 million IPO in February and an innovative $150 million bond financing in November – a remarkable achievement considering the difficult condition of the capital markets last year.

Regarding our bond financing, the bonds have a five-year maturity date and a coupon equivalent to the LIBOR plus eight percent, as determined on a quarterly basis. The financing included warrant coverage, which, on a post-money basis, constituted about 18% dilution. The warrants were priced at $5.87, being the closing bid price when the deal closed. We look forward to meeting the high expectations of these new investors and all other shareholders.

Molecular Insight also made significant and meaningful advances to our robust pipeline of targeted radiotherapeutics and molecular imaging radiopharmaceuticals throughout 2007. In our portfolio of targeted radiotherapeutics for cancer, we continued to progress Azedra, our lead candidate for the treatment of metastatic neuroendocrine tumors, by initiating in May a two-stage, Phase 1/2 therapeutic clinical trial for the treatment of malignant pheochromocytoma. The trial is designed to determine Azedra's therapeutic dosing in Phase 1 and to evaluate safety and efficacy in Phase 2. Additionally, we presented positive results of Azedra's Phase 1 dosimetry trial in carcinoid and pheochromocytoma neuroendocrine tumors at the European Association of Nuclear Medicine (EANM) meeting in October. The presentation highlighted the benefits of our proprietary Ultratrace technology in improving Azedra's safety and efficacy profile. Azedra has Fast Track and Orphan Drug status from the U.S. Food and Drug Administration (FDA).

We further strengthened our pipeline and growing oncology franchise by in-licensing two high-potential targeted radiotherapeutics. From Novartis Pharma AG, we in-licensed Onalta for the treatment of metastatic carcinoid and pancreatic neuroendocrine tumors. Onalta, an important complement to Azedra for the treatment of a range of neuroendocrine tumors, was granted Orphan Drug status from the FDA. In addition, we in-licensed Solazed for the treatment of metastatic melanoma from Bayer Schering Pharma. We believe that these transactions demonstrate Molecular Insight's status as a partner of choice for large pharmaceutical companies in the arena of radiopharmaceutical development and commercialization.

We continued to progress our molecular imaging pipeline by advancing the clinical development of Zemiva, our lead molecular imaging candidate for the detection of cardiac ischemia. In June, we initiated its planned Phase 2 pivotal registration trial for the diagnosis of cardiac ischemia in patients presenting with chest pain in the emergency department setting. The trial is designed to involve 600 to 700 patients at more than 40 centers in the United States and Canada, and, if combined with a successive confirmatory Phase 3 trial, could form the basis of an application to the FDA. Additionally, we completed the Zemiva Normals reference database trial. The Normals reference database is designed to provide a library of normal cardiac images and a computer-based algorithm to facilitate more timely and accurate reading of Zemiva scans. We reported positive results of this study at the American Society of Nuclear Cardiology (ASNC) meeting in September.



Importantly, at the ASNC meeting, we also presented positive quantitative data from Zemiva's prospective Phase 2b trial for the detection of cardiac ischemia in the emergency department setting using our validated Normals reference database. This study demonstrated that Zemiva compares favorably with currently approved cardiac blood flow tracers for the detection of cardiac ischemia. The data suggest that Zemiva may provide, at rest, crucial diagnostic information up to 30 hours after a patient's chest pain has resolved. This extended diagnostic window may provide physicians with the opportunity to make prompt treatment decisions, enhancing care and saving the lives of patients suffering from undiagnosed heart conditions.

In addition to Zemiva, we presented positive preclinical data on Trofex, our metastatic prostate cancer detection and monitoring program, at the Society of Nuclear Medicine (SNM) meeting in June and the AACR-NCI-EORTC "Molecular Targets and Cancer Therapeutics" meeting in October. Excitingly, SNM recognized the Trofex program with the 2007 Berson-Yalow Award for most original scientific abstract that made the most significant contribution to basic or clinical radioassay.

Finally, we significantly expanded our options and capabilities to develop and commercialize our robust pipeline of radiopharmaceutical candidates through our acquisition of a commercial-scale radiopharmaceutical manufacturing facility in Denton, Texas. This strategic investment should allow us to produce our radiopharmaceutical candidates for later-stage clinical trials and commercial distribution. We believe that this production capability, combined with redundant contract manufacturers, will provide us with a reliable and cost effective supply of high-quality radiopharmaceuticals to meet our clinical trial and commercial needs.

With a successful 2007 providing us with a solid foundation for continued growth, we look forward to executing our clinical development programs for targeted radiotherapeutics Azedra, Onalta and Solazed. More specifically in 2008, we expect to complete Azedra's Phase 1 dose-ranging trial and initiate its planned Phase 2 pivotal trial. We also plan to initiate a Phase 2a clinical trial for Azedra in children with high-risk neuroblastoma, as well as to initiate Phase 1 dosimetry trials for Onalta and Solazed.

We also intend to meaningfully advance the clinical progress for our high-potential lead molecular imaging radiopharmaceuticals, including completing Zemiva's Phase 2 trial that is currently underway and initiating the Zemiva Phase 3 confirmatory study later in the year. Achieving these goals will bring us one step closer to filing for regulatory approval with this promising candidate. In addition, we expect to move the Trofex development program into the clinic by initiating a Phase 1 dose and image optimization trial.

I am proud of Molecular Insight's accomplishments in 2007 and look forward to continuing to execute our business plan, now bolstered by an expanded pipeline, increased financial resources and a strengthened management team. In 2008, we have the opportunity to continue building significant value in our core business, and I am confident in our ability and commitment to do so. Along the way of past, present and future, I would like to thank our talented employees, collaborators and investigators for enabling us to make significant progress in our mission to advance medical care for patients with life-threatening and chronically unmet medical conditions.

Finally, I would like to thank our shareholders. Your steadfast commitment to our mission, strategy and team has allowed us to build a strong foundation driving towards the development and commercialization of innovative targeted radiopharmaceuticals for patients in need.

I thank you again for your support and I look forward to sharing our continued progress with you throughout the year.

Sincerely,

David S. Barlow
Chairman and Chief Executive Officer
Molecular Insight Pharmaceuticals, Inc.

Results Report for the Years Ended December 31, 2006 and 2007

Condensed Consolidated Statements of Operations

	Twelve Months Ended December 31,	
	2006	2007
Revenue – Research and development grants	$ 325,068	$ 730,672
Operating expenses:		
Research and development	16,635,206	40,490,409
General and administrative	10,211,164	17,914,868
Total operating expenses	26,846,370	58,405,277
Loss from operations	(26,521,302)	(57,674,605)
Other (expense) income:		
Interest income	468,882	2,572,103
Interest expense	(1,213,798)	(4,722,679)
Total other (expense) income, net	(744,916)	(2,150,576)
Net loss	(27,266,218)	(59,825,181)
Redeemable convertible preferred stock dividends and accretion of issuance costs	(4,957,900)	(1,368,037)
Net loss attributable to common stockholders	$ (32,224,118)	$ (61,193,218)
Net loss per share attributable to common stockholders: Basic and diluted net loss per share attributable to common stockholders	($7.18)	($2.65)
Weighted average shares used to compute basic and diluted loss per share attributable to common stockholders	4,489,661	23,053,719

Results Report for the Years Ended December 31, 2006 and 2007

Condensed Consolidated Balance Sheets

	December 31, 2006	December 31, 2007
Current assets:		
Cash and cash equivalents	$ 8,915,857	$ 62,115,257
Investments	–	57,087,609
Accounts receivable	127,924	324,328
Prepaid expenses and other current assets	1,563,314	1,481,561
Total current assets	10,607,095	121,008,755
Property and equipment – net	886,783	4,732,689
Debt issuance costs – net	–	7,167,701
Deferred stock offering costs	982,195	–
Other assets	458,102	–
Investments	–	43,792,728
Total assets	$ 12,934,175	$ 176,701,873
Current liabilities:		
Notes payable, current portion	$ 1,734,672	$ –
Accounts payable	1,499,830	2,701,988
Accrued expenses	5,812,055	11,027,078
Accounts payable and accrued expenses – related parties	684,243	1,284,055
Success fee derivative liability	278,000	–
Total current liabilities	10,008,800	15,013,121
Bonds payable – net of discount	–	133,132,390
Notes payable – less current portion	1,832,384	–
Convertible notes payable including interest	14,844,286	–
Deferred rent	22,568	–
Redeemable convertible preferred stock	48,089,941	–
Stockholders' (deficit) equity	(61,863,804)	28,556,362
Total liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)	$ 12,934,175	$ 176,701,873

Executive Management Team

David S. Barlow
Chairman and Chief Executive Officer

John W. Babich, Ph.D.
Director, President and Chief Scientific Officer

John E. McCray
Chief Operating Officer

Norman LaFrance, M.D., FACP, FACNP
Chief Medical Officer and Senior Vice President, Clinical Development

Donald E. Wallroth
Chief Financial Officer

Board of Directors

David S. Barlow
Chairman and Chief Executive Officer, Molecular Insight Pharmaceuticals, Inc.

John W. Babich, Ph.D.
President and Chief Scientific Officer, Molecular Insight Pharmaceuticals, Inc.

Daniel Frank
Managing Director, Cerberus Capital Management, L.P.

Scott Gottlieb, M.D.
American Enterprise Institute

David M. Stack
Executive Partner, MPM Capital; Managing Partner, Stack Pharmaceuticals, Inc.

Harry Stylli, Ph.D.
Chief Executive Officer, Sequenom, Inc.

Lionel Sterling
President, Equity Resources Inc.

Corporate Headquarters

Molecular Insight Pharmaceuticals, Inc.
160 Second Street
Cambridge, MA 02142
Telephone: 617-492-5554
Fax: 617-492-5664
www.molecularinsight.com

Stock Information

Molecular Insight Pharmaceuticals, Inc. is listed on the NASDAQ Global Market under the ticker symbol MIPI.

Legal Counsel

Foley & Lardner LLP
111 Huntington Avenue
26th Floor
Boston, MA 02199
Telephone: 617-342-4000

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Telephone: 212-939-5100
www.amstock.com

Annual Meeting

The annual meeting of shareholders will be held on Monday, May 12, 2008 at 10:00 am Eastern Time at the offices of Foley & Lardner LLP.

Forward-Looking Statements

Statements in this annual review that are not strictly historical in nature constitute "forward-looking statements." Such statements include, but are not limited to, statements about Azedra™, Onalta™, Zemiva™ and any other product candidates or the applicable regulatory process. Such statements may include, without limitation, statements with respect to the company's plans, objectives, expectations and intentions and other statements identified by words such as "may," "could," "would," "should," "believes," "expects," "anticipates," "estimates," "intends," "plans" or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results of Molecular Insight to be materially different from historical results or from any results expressed or implied by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties related to the progress, timing, cost and results of clinical trials and product development programs; difficulties or delays in obtaining regulatory approval for product candidates; competition from other pharmaceutical or biotechnology companies; and the additional risks discussed in filings with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and Molecular Insight undertakes no obligation to revise or update this annual review to reflect events or circumstances after the date hereof.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number 001-33284

MOLECULAR INSIGHT PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

BEST AVAILABLE COPY

Massachusetts *(State or other jurisdiction of incorporation or organization)*	**04-0562086** *(I.R.S. Employer Identification No.)*
160 Second Street, Cambridge, Massachusetts *(Address of principal executive offices)*	**02142** *(Zip Code)*

(617) 492-5554
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑ (Do not check if a smaller reporting company) Smaller reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 29, 2007, the last business day of the registrant's completed second fiscal quarter, the aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant, computed by reference to the last sale price of such stock on the Nasdaq Global Market on June 29, 2007, was approximately 159,362,776.

As of March 14, 2008, there were 24,953,562 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's definitive Proxy Statement for the 2008 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this annual report on Form 10-K, are incorporated herein by reference into Part III of this annual report on Form 10-K.

TABLE OF CONTENTS

Forward-Looking Statements

Statements in this annual report on Form 10-K that are not strictly historical in nature are forward-looking statements. These statements include, but are not limited to, statements about: the timing of the commencement, enrollment, and completion of our clinical trials for our product candidates; the progress or success of our product development programs; the status of regulatory approvals for our product candidates; the timing of product launches; our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others; and our estimates for future performance, anticipated operating losses, future revenues, capital requirements, and our needs for additional financing. In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," "goal," and similar expressions intended to identify forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. The underlying information and expectations are likely to change over time. Actual events or results may differ materially from those projected in the forward-looking statements due to various factors, including, but not limited to, those set forth in "ITEM 1A. RISK FACTORS" and elsewhere in this annual report on Form 10-K. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. *BUSINESS*

In this annual report on Form 10-K, unless the context indicates otherwise, references to "Molecular Insight," "the Company," "our company," "we," "us," and similar references, refer to Molecular Insight Pharmaceuticals, Inc. All references to years in this Form 10-K, unless otherwise noted, refer to our fiscal years, which end on December 31. For example, a reference to "2007" or "fiscal 2007" means the 12-month period that ended December 31, 2007.

Overview

We are a biopharmaceutical company specializing in the emerging field of molecular medicine, applying innovations in the identification and targeting of disease at the molecular level to improve patient healthcare by addressing significant unmet medical needs. We are focused on discovering, developing and commercializing innovative and targeted radiotherapeutics and molecular imaging pharmaceuticals with initial applications in the areas of oncology and cardiology. Radiotherapeutics are radioactive drugs, or radiopharmaceuticals, that are systemically administered and selectively target cancer cells to deliver radiation for therapeutic benefit. This ability to selectively target cancer cells allows therapeutic radiation to be delivered to tumors while minimizing radiation exposure to normal tissues. Another application of molecular imaging pharmaceuticals are radiopharmaceuticals that enable early detection of disease through the visualization of subtle changes in biochemical and biological processes. In 2007, we purchased a specialized 80,000 square foot manufacturing facility in Denton, Texas for the purpose of manufacturing commercial grade finished product.

We currently have one clinical-stage molecular imaging pharmaceutical product candidate, Zemiva, and two clinical-stage radiotherapeutic product candidates, Azedra, which has Orphan Drug status and a Fast Track designation by the U.S. Food and Drug Administration, or FDA, and Onalta, which has Orphan Drug status. We are developing additional product candidates which utilize our proprietary technologies in radiopharmaceuticals area, including our Ultratrace technology and Single Amino Acid Chelate, or SAAC, technology. Using our proprietary technologies, we have identified potential candidates that may be useful in the detection or treatment of prostate cancer, heart failure and neurodegenerative disease, which is a disease characterized by the gradual and progressive loss of nerve cells. Additionally, several other indications relating to the future development for Zemiva have been identified, such as detection of diabetes, chronic kidney disease and heart failure.

We have had no revenue from product sales and have funded our operations through the public and private placement of equity securities, debt financings and government grant funding. We have never been profitable and have incurred an accumulated deficit of $145.2 million from inception through December 31, 2007.

We expect to incur significant operating losses for the next several years. Research and development expenses relating to our clinical and pre-clinical product candidates will continue to increase. In particular, we expect to incur increased development costs in connection with our ongoing development efforts and clinical trials for Zemiva, Azedra, Onalta, Solazed and Trofex. We expect general and administrative expense to increase as we prepare for the commercialization of our product candidates, and as we begin to develop our corporate administration to fulfill its responsibilities as a public company.

Recent Financing Transactions

Common Stock Initial Public Offering

On February 7, 2007, the Company completed an initial public offering of 5,000,000 shares of its common stock at a public offering price of $14.00 per share. Net proceeds to the Company were approximately $62.6 million after deducting underwriting discounts and commissions and estimated offering expenses totaling approximately $7.4 million. The proceeds were primarily used to fund R&D programs, which were $40.5 million in 2007. R&D program spending and clinical trials for Zemiva, Azedra and Onalta constituted $24.2 million. Funds were also used for research and development activities for our pre-clinical new product candidates, debt repayment as debt becomes due, and general corporate purposes, including capital expenditures and working capital. To date, we have used a portion of the net proceeds of the initial public offering consistent with our previously disclosed intentions.

Sale of Bonds and Warrants

On November 9, 2007, the Company entered in a purchase agreement (the "Purchase Agreement") pursuant to which the Company agreed to sell $150,000,000 in senior secured floating rate bonds due 2012 (the "Bonds") and warrants to purchase 6,021,247 shares of our common stock at $5.87 per share (the "Warrants"), for the aggregate consideration of $150,000,000. Net proceeds to the Company, after expenses, were approximately $143.0 million. We intend to use the proceeds to fund research and development activities for our product candidates and general corporate purposes, including capital expenditures and working capital.

The closing of the sale of the Bonds and Warrants occurred on November 16, 2007. The Bonds and Warrants were offered and sold only to qualified institutional buyers under Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to persons outside the United States under Regulation S under the Securities Act. The Bonds and Warrants have not been registered under the Securities Act.

The Bonds are governed by an Indenture (the "Indenture"), dated as of November 16, 2007, between the Company and The Bank of New York Trust Company, N.A. as trustee and collateral agent.

The Bonds have a five-year maturity date and bear a coupon interest rate equivalent to the three month London Inter-Bank Offer Rate ("LIBOR"), plus eight percent, determined on a quarterly basis, beginning on November 16, 2007. The initial quarterly total interest rate was 12.8775%. The present quarterly rate for the quarter beginning February 1, 2008 is 11.239%. The Bonds are redeemable by the Company, at its option and with a premium, beginning November 16, 2007. Upon certain events of default, there are mandatory redemption provisions which could accelerate the maturity of the Bonds, subject to certain cure periods and other conditions.

The Warrants have an exercise price of $5.87, which was the bid price of the Company's common stock as of the close of trading on November 8, 2007. The Warrants may be exercised at anytime through five years from the date of issuance.

In connection with the sale of the Bonds and the Warrants, the Company, entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), dated as of November 16, 2007, with the initial purchasers of the Bonds and Warrants and certain former holders of the Series A

Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock of the Company, and certain former holders of convertible promissory notes in the Company. Under the Registration Rights Agreement, the Company provides such parties with certain demand registration rights, S-3 registration rights and piggy-back registration rights.

In connection with the sale of the Bonds and the Warrants, the Company also entered into a Pledge and Security Agreement (the "Pledge and Security Agreement") with The Bank of New York Trust Company, N.A. as collateral agent (the "Collateral Agent") dated as of November 16, 2007. Pursuant to the Pledge and Security Agreement, the Company and its subsidiaries that are a party to such agreement pledged their rights to the Company's and subsidiaries' assets and property to the Collateral Agent as security for the obligations of the Company under the above described financing.

The preceding summary of the Sale of Bonds and Warrants, and the Risk Factors relating to our Bonds and Warrants, are all qualified in their entirety by the terms of the various agreements related to the Bonds and Warrants that have been filed pursuant to the SEC rules.

Our Molecular Radiotherapeutic Oncology Product Candidates: Azedra and Onalta for Neuroendocrine Tumors

Our radiotherapeutic product candidates, Azedra and Onalta, are being developed as treatments for various neuroendocrine tumors. Azedra is designated as a Fast Track drug by the US Food and Drug Administration, or FDA. Both product candidates are designated as Orphan Drugs by the FDA and are being developed to serve a patient population where currently there are no approved therapies for reducing tumor size. Orphan Drug status is designed to facilitate the development of new therapies for rare diseases or conditions, those which generally affect fewer than 200,000 individuals in the United States. Additional criteria include the ability of a product to address a medical need where there are no other treatment options or to provide a significant benefit over other therapies.

The initial target market for Azedra is for the treatment of metastatic neuroendocrine tumors, such as pheochromocytoma, carcinoid and neuroblastoma, which are not amenable to treatment with surgery or conventional chemotherapy. Metastatic tumors are tumors that have spread to other organs or parts of the body. We intend to develop Azedra for the treatment of pheochromocytoma and carcinoid in adults and for neuroblastoma in children.

The initial target market for Onalta is for the treatment of metastatic carcinoid and pancreatic neuroendocrine tumors in patients whose symptoms are not controlled by somatostatin analog therapy. Somatostatin is a hormone distributed throughout the body that acts as a regulator of endocrine and nervous system function by inhibiting the secretion of several other hormones such as growth hormones, insulin and gastrin. Somatostatin analog therapy (or octreotide or sandostatin) is used to alleviate the symptoms associated with carcinoid syndrome, however, patients become refractory to the treatment after an average duration of effect of six months. Once refractory, there currently are no approved treatment options available to alleviate carcinoid syndrome symptoms.

Azedra

Azedra is one of our two lead molecular radiotherapeutic product candidates under development for the treatment of cancer. Formerly known as Ultratrace MIBG, or I-131-metaiodobenzylguanidine, Azedra consists of the MIBG molecule chemically bound to a radioactive iodine isotope through our proprietary Ultratrace technology. The iodine isotope, depending on the particular isotope selected, acts either diagnostically for imaging disease or therapeutically to deliver targeted radiation to the tumor site. Azedra incorporates an iodine isotope, targets specific tumor cells and does not contain unwanted carrier molecules, or cold contaminants.

Azedra Mechanism of Action

MIBG is a synthetic hormone analog of the biogenic amine norepinephrine, which was first described by researchers at the University of Michigan. Norepinephrine is a chemical made by nerve cells that is released from the adrenal gland in response to stress and low blood pressure. The mechanism by which MIBG molecules accumulate in tumors is very selective and controlled by the protein called the norepinephrine transporter, which is expressed on the cell surface. A norepinephrine transporter, or NET, enables the direct movement of norepinephrine into, out of, within or between cells. Like the hormone norepinephrine, MIBG is concentrated by NET and stored within specific types of neuronal tissue and tumor cells. The uptake and prolonged retention of MIBG within tumor cells potentially constitutes a superior molecular targeting mechanism. However, the number of MIBG molecules taken up by a tumor cell is limited. To maximize the accumulation of radioactive MIBG molecules in tumors so that they can be optimally treated by radiotherapy, the amount of non-radioactive MIBG molecules present in the drug must be minimized. By doing so we also minimize potential chemical toxicity associated with administration of MIBG containing cold contaminants. Our proprietary Ultratrace technology reduces the amount of cold contaminants by several orders of magnitude and thereby enhances accumulation of MIBG in the tumor.

Azedra Clinical Development Plan

We are conducting initial clinical trials with Azedra in adults with either pheochromocytoma or carcinoid, and depending on the trial results and with input from the FDA, we plan to then move into clinical trials with children with neuroblastoma. We have completed a Phase 1 dosimetry trial designed to evaluate the safety, tolerability and distribution of Azedra in adult patients with either carcinoid or pheochromocytoma. Data from this Phase 1 trial were used to calculate the radiation dose of Azedra for subsequent clinical trials and were presented at the European Association of Nuclear Medicine 2007 Annual Congress in October, 2007. We are currently conducting a Phase 1/2 safety, dose ranging and efficacy clinical trial with Azedra in adults. The dose-ranging stage of the trial, designed to determine the maximum tolerated dose of Azedra, is being conducted at four U.S. centers, with data from 15 of anticipated 15 to 18 patients received.

We are in discussions with the FDA on the planned pivotal Phase 2 clinical trial protocol, designed to determine safety and efficacy of Azedra as a monotherapy. We expect to begin a clinical trial with Azedra in adults at centers in the United States, Canada and western Europe.

Onalta

Onalta is our other lead radiotherapeutic product candidate under development for the treatment of cancer. We are developing Onalta for the radiotherapeutic treatment of metastatic carcinoid and pancreatic neuroendocrine tumors in patients whose symptoms are not controlled by conventional somatostatin analog therapy. Formerly known as OctreoTher, Onalta is our brand name for edotreotide, an yttrium-90 radiolabeled somatostatin peptide analog that we in-licensed from Novartis Pharma AG, or Novartis. Onalta is a radiolabeled somastatin analog that binds to somastatin receptors found on neuroendocrine tumor cells such as carcinoid and neuroendocrine pancreatic tumors.

Onalta Mechanism of Action

Onalta attaches to tumor cells that have receptors for the peptide hormone somatostatin. These receptors become overexpressed in cancers such as carcinoid and other select neuroendocrine tumors. The octreotide portion of the Onalta molecule binds specifically to somatostatin receptors and serves as a carrier for targeted delivery of the therapeutic radioisotope yttrium-90 to the tumor.

Onalta Clinical Development Plan

We acquired Onalta from Novartis which conducted three Phase 1 and three Phase 2 clinical trials involving more than 300 patients. We will build upon the extensive experience Novartis has had with the drug in order to inform protocol design. We plan to pursue an indication for Onalta for the treatment of somatostatin positive pancreatic neuroendocrine and carcinoid tumors, whose symptoms are not controlled by conventional somatostatin analog therapy.

Our Lead Molecular Imaging Pharmaceutical Product Candidate: Zemiva

Zemiva is our lead molecular imaging pharmaceutical product candidate under development for the diagnosis of cardiac ischemia, or insufficient blood flow to the heart. Zemiva is our brand name for I-123-BMIPP or iodofiltic acid I-123, which has been commercially available in Japan and used in the non-acute setting under the name Cardiodine for over ten years. Cardiodine has been the subject of over 200 peer-review articles and we understand it has been used in over 500,000 patients. The initial target market for Zemiva is for the diagnosis of cardiac ischemia in the emergency department setting. A second target market for Zemiva is for the diagnosis of coronary disease in the non-acute setting.

Zemiva Mechanism of Action

Zemiva is a fatty acid analog that is trapped in healthy heart cells that have appropriate blood supply. In contrast, retention of Zemiva is reduced in ischemic heart cells. Because of its high uptake and long retention in healthy heart cells, Zemiva provides high quality images of the heart. Uptake of Zemiva in the heart most likely reflects normal fatty acid metabolism. In the setting of cardiac ischemia, reduction in fatty acid metabolism is mirrored by decreased cardiac uptake of Zemiva.

Zemiva Completed Clinical Trials and Prior Clinical Experience

We have completed five clinical trials, including one prospective, quantitative study of Phase 2b trial data utilizing a Normals reference database, one Phase 2 Normals database trial to establish a reference library of normal cardiac images, two multi-center Phase 2 clinical trials and one Phase 1 clinical trial at Massachusetts General Hospital. Data from these trials have been presented at leading scientific forums, including the American Society of Nuclear Cardiology and the American Heart Association annual scientific meetings. Results from our Phase 2 trial were published in the peer-reviewed journal Circulation. Phase 2 clinical trials are a stage of drug development for an experimental drug designed to evaluate the drug's potential efficacy and appropriate dose.

The data from completed trials and the use of I-123-BMIPP in Japan support our decision to advance Zemiva into pivotal registration trials. In March, 2007 we initiated a planned pivotal Phase 2 clinical trial for Zemiva for the diagnosis of cardiac ischemia in patients with suspected ACS in the emergency department setting. This Phase 2 trial is expected to enroll 600 to 700 patients at up to 70 sites in the United States and Canada. We expect that upon successful completion of this trial, and with input from the FDA, that we will then initiate a confirmatory Phase 3 trial for Zemiva.

Our Other Pipeline Product Candidates

In addition to Azedra, Onalta and Zemiva, we are developing a portfolio of product candidates for oncological molecular imaging and targeted radiotherapy as well as cardiovascular molecular imaging using our proprietary technologies. Applied independently and in combination, these technologies enable the development of innovative and targeted molecular radiotherapeutics and molecular imaging pharmaceuticals that use both small molecules and peptides.

Solazed

Solazed is a targeted radiotherapeutic that we intend to develop for the treatment of malignant metastatic melanoma, the most serious type of skin cancer. We in-licensed the compound from Bayer Schering Pharma Aktiengesellschaft, or Schering. Solazed is a small molecule compound that targets melanin, a naturally occurring pigment responsible for the color of the skin and the dark color of the melanoma tumor.

Trofex

We are developing a non-invasive method for visualization of prostate cancer through molecular imaging. We are engaged in preclinical studies of a molecular imaging pharmaceutical, Trofex, for detection of prostate-specific membrane antigen, or PSMA, expression which would enable the detection and monitoring of prostate cancer, with the intention to be able to detect subtle manifestation of metastatic disease in men with elevated serum prostate specific antigen, or PSA, but no other obvious symptoms. Metastatic disease is a disease that can result in the transmission of cancerous cells from an original site to one or more sites elsewhere in the body. We currently have identified a series of compounds that bind PSMA and localize in human prostate tumors. Preclinical data on two lead Trofex candidates were presented in November, 2007 at the AACR-NCI-EORTC "Molecular Targets and Cancer Therapeutics meeting. We plan to conduct exploratory clinical trials with both compounds in humans to select a candidate for further clinical development.

MIP-190

We are developing a non-invasive way to assess the progression of heart failure through the monitoring of angiotensin converting enzyme, or ACE, in human hearts. In conjunction with scientists at the University of Maryland Medical Center, we have engaged in NIH-sponsored development of cardiovascular compounds to target ACE as a marker for the assessment of heart failure patients. Such compounds would be novel in that they would enable the evaluation of ACE in human hearts with chronic ischemia and heart failure using external imaging. The level of ACE has been shown to increase in the heart muscle as heart failure progresses. A means of non-invasively monitoring ACE levels may allow doctors to better manage heart failure to slow down clinical progression. We have identified a lead compound that is radiolabeled using our SAAC technology, which displays strong binding to ACE both in isolated enzymes and in animal studies.

MIP-170D

We are developing a potential aid in the objective diagnosis of Parkinson's disease and Attention Deficit Hyperactivity Disorder, or ADHD. Our neurology preclinical discovery program, MIP-170D, represents a class of compounds that bind to specific molecular targets in the brain. As molecular imaging pharmaceuticals, these compounds have the potential of aiding doctors in the diagnosis of disorders such as Parkinson's disease and ADHD. Our next steps will be to select the lead compound to carry into preclinical development for human use.

Our Proprietary Technology Platforms

We have developed platform technologies that allow radiochemistry to be integrated into the medicinal chemistry stage of discovery. As such, compounds can be made which allow the screening of compounds which are chemically equivalent to the ultimately radiolabeled compound. This integration allows both the rapid synthesis and screening of large numbers of compounds, and ensures the radiolabeling platform can be used for manufacturing.

Our core proprietary technologies include our Ultratrace technology and SAAC technology. These technologies drive development of our current portfolio and should enable the research and development of future molecular imaging pharmaceuticals and targeted radiotherapeutic candidates. Our core proprietary technologies, applied independently and together, include:

- *Ultratrace Technology.* Our Ultratrace technology is a proprietary solid-phase radiolabeling technology that enables the development of ultrapure radiopharmaceuticals which are devoid of unnecessary cold contaminants, thereby enhancing safety, specificity and potency. Cold contaminants are nonradioactive, or unlabeled targeting molecules, which may potentially induce unnecessary side effects and suboptimize efficacy by competing with radiolabeled targeting molecules for binding to limited numbers of receptor target sites.
- *SAAC Technology.* The ability to reliably and robustly incorporate medically useful radioactive metals into biologically relevant targeting molecules is critical to the design of successful radiopharmaceuticals for molecular imaging and targeted radiotherapy. Single Amino Acid Chelate, or SAAC, is our unique metal binding chemistry platform technology. It represents a new family of compounds with superior metal binding properties for leading radionuclides used for imaging and therapy, namely technetium-99m and rhenium-186 and rhenium-188. This technology incorporates a metal binding, or chelating, group that can rapidly and efficiently bind to technetium or rhenium for diagnostic and therapeutic uses

with an amino acid portion that allows it to be incorporated into any peptide sequence through the use of conventional peptide chemistry.

- *SAACQ Technology.* Two widely employed techniques for visualizing specific biological processes are fluorescence microscopy and radioisotope imaging. Different from current technologies, our new fluorescence-based technology called SAACQ enables the visualization of radiopharmaceuticals interacting with cellular structures. This advance promises to accelerate the development of targeted radiotherapeutics and molecular imaging pharmaceuticals by allowing live cell activity to be viewed by fluorescent microscopy.

- *Nanotrace Discovery.* Our Nanotrace Discovery targeting platform technology allows for the rapid creation and screening of new leads for molecular targeting of disease. We believe that we can utilize this technology to create libraries of radiolabeled compounds in a relatively short period of time. Nanotrace Discovery appears to be applicable to major disease categories such as cardiovascular disease, oncology and neurology.

Sales, Marketing and Manufacturing

We intend to market Azedra, Onalta and Zemiva through our own specialty sales and marketing team. Considering the concentrated nature of our initial target markets, we believe that approximately 5 to 10 highly specialized sales representatives will be sufficient to support the market for Azedra and Onalta in the first year. We believe that a dedicated sales force of approximately 50 to 100 individuals upon commercial launch of Zemiva will be sufficient to support the market for Zemiva in the first year. To support medical education efforts for the product, we plan to hire a group of five to 10 medical liaisons with emergency department or nuclear medicine expertise to provide technical training and education.

Our initial marketing focus for Azedra and Onalta will be on large cancer centers specializing in the diagnosis and treatment of neuroendocrine tumors with an established capability for targeted radiotherapy delivery. There are approximately 25 such centers in the United States. Our initial marketing focus for Zemiva will be on large hospitals with over 200 beds that have nuclear medicine capabilities available 24 hours a day. There are approximately 1,800 hospitals in the United States with emergency departments and over 200 beds. Of these, 80% have nuclear medicine capabilities available 24 hours a day. Thus, our target hospital focus will be on approximately 1,400 hospitals that tend to be clustered in concentrated areas of large populations. Approximately 76% of emergency department visits occur at hospitals with over 200 beds.

We currently manufacture imaging doses of Azedra in our laboratories and therapeutic doses for our existing clinical trials at a manufacturing facility owned by MDS Nordion located in Ottawa, Canada.

Zemiva is currently manufactured for our preclinical and clinical trials at a manufacturing facility owned by MDS Nordion located in Vancouver, Canada. We believe that the MDS Nordion facility is sufficient to produce Zemiva required for use through our clinical trials. We do not, however, have any experience in commercial-scale manufacturing. Therefore, if we receive FDA approval of Zemiva, we may need to rely on contractual relationships with third-party manufacturers for commercial scale production. We anticipate that the manufacture of the other products in our development pipeline will be outsourced to experienced cGMP-compliant medical manufacturing companies.

In October 2007, we purchased a domestic radiopharmaceutical manufacturing facility which we intend to utilize for the manufacture of our molecular imaging and targeted radiotherapeutic product candidates in tandem with external sources for our commercial production needs.

Competition

We will compete for market share against large pharmaceutical and biotechnology companies, smaller companies that are collaborating with larger pharmaceutical companies, new companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors, either alone or together with their partners, may develop new product candidates that will compete with ours, and these competitors may, and in certain cases do, operate larger research and development programs or have substantially greater financial resources than we do.

If Azedra or Onalta are approved, their competition will be the current standard of care and companies that are engaged in the development and commercialization of targeted radiotherapeutics for treatment of cancer.

If Zemiva is approved, its competition in the emergency department setting will be the current standard of care in the assessment of chest pain patients who present to emergency departments. This standard involves several diagnostic products and procedures, in some cases involving the use of perfusion imaging agents, which in the aggregate may require several hours or days of hospitalization to reach an ultimate diagnosis.

Patents and Proprietary Rights

Our success depends in part on our ability to obtain and maintain a competitive position in the marketplace. This includes obtaining proprietary protection for our product candidates, technology, and know-how; preventing others from infringing our proprietary rights; and operating without infringing the proprietary rights of others. Our strategy is to seek to protect our proprietary position by, among other methods, applying for and obtaining U.S. and foreign patents relating to our proprietary technologies, inventions, and improvements that are important to our business. This includes obtaining patent term extensions or restorations when possible. In addition, we rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary positions. Furthermore, we intend to build brand identity in our company, our technologies and our product candidates, and for this purpose have applied for certain trademarks, as described below.

As of December 31, 2007, we had twelve (12) issued U.S. Patents, twenty (20) U.S. Pending Patent Applications, seventeen (17) Granted Foreign Patents, forty-seven (47) Pending Foreign Patent Applications, that have been nationalized in various countries. Additionally, we have obtained licenses from third parties for the patent rights to U.S. and foreign patents and patent applications to make, use, sell and import certain proprietary technologies and compounds. Patent rights for in-licensed technologies are not included in the above totals. While we believe our patents and patent applications may be important for certain aspects of our business, such as those related to specific product candidates such as BMIPP derivatives whose patents and applications expire between 2016 and 2023, we also believe that our success also depends upon innovation, technical expertise, and responsiveness to the medical needs of an aging patient population. While our patented technology may delay or deter a competitor in offering a competing product, we believe our technical capability should also allow us to obtain limited market exclusivity in the United States under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, and abroad through similar legislation.

The original patent protecting the composition of BMIPP expired in 2003. However, we believe that Zemiva, or I-123-BMIPP, is a new chemical entity in the United States and Europe and, therefore, should be eligible for market exclusivity under the FDCA as amended by the Hatch-Waxman Act. We are also pursuing three additional patent families (in the United States and internationally) to provide up to 18 years of new patent-based exclusivity for certain aspects of BMIPP and BMIPP-derivative compositions and their uses, with the patent and patent applications expiring generally in 2023.

The Hatch-Waxman Act provides a five-year period of non-patent marketing exclusivity to the first applicant to gain approval of a New Drug Application, or NDA, for a new chemical entity. A drug can be classified as a new chemical entity if the FDA has not previously approved any other new drug containing the same active agent. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug, where the applicant does not own or have a legal right of reference to all the data required for approval. Protection under the Hatch-Waxman Act will not prevent the filing or approval of another full NDA, but the applicant would be required to conduct its own adequate and well-controlled clinical trials to demonstrate safety and effectiveness. The Hatch-Waxman Act also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplements to existing NDAs if new clinical investigations are essential to the approval of the applications, for example, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent.

The Hatch-Waxman Act also permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years. The patent term restoration period is generally one-half the time between the effective date of an investigational new drug exemption, or IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and it must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may consider applying for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond the current expiration date, depending on the expected length of clinical trials and other factors involved in the filing of the relevant NDA.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know with certainty whether any of our patent applications or those patent applications that we license will result in the issuance of any new patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related products, or could affect the length of term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with sufficient proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us and, to the extent they seek to protect these technologies through patents and such technologies are determined to contain valid and enforceable claims, they could achieve a legal determination that our products or technologies are infringing these third-party patents. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before any of our products can be commercialized, any related patent may expire, or that such patent may remain in force for only a short period following commercialization of a product candidate, thereby reducing any advantage of the patent with respect to that product candidate. While patent term restoration is available under the Hatch-Waxman Act and similar laws, we cannot predict whether such patent term restoration will be granted to us as to any particular patent covering such product candidate.

We rely in some circumstances on trade secrets to protect our technology, particularly with respect to certain aspects of our Zemiva manufacturing process. Trade secrets, however, can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors, contract manufacturers and other entities with whom we do business. However, these agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the proprietary rights or resulting know-how generated in related inventions.

We currently use Molecular Insight™, and the Molecular Insight Pharmaceuticals™ (logo) as trademarks in the United States and other countries. We have sought trademark registration for the Molecular Insight Pharmaceuticals™ logo, Azedra™, Ultratrace™, Nanotrace™, Zemiva™, SAAC™, SAACQ™, Onalta™, Solazed™, and Trofex™, in the United States and in countries outside the United States. We have sought trademark registration for Molecular Insight™, Rintara™, Unectra™, and Velepin™ in the United States. We cannot guarantee any of these marks will be approved in the United States or in foreign jurisdictions. However, we have secured registration for AZEDRA® (Japan), MOLECULAR INSIGHT® (USA), MOLECULAR INSIGHT PHARMACEUTICALS® (logo; European Union), SAACQ® (European Union) and ZEMIVA® (European Union). In addition, we have obtained rights to the following Internet domain names: www.molecularinsight.com, www.zemiva.com, www.zemiva.org, www.zemiva.net, www.velepin.com, www.velepin.org, www.velepin.net, www.ultratrace.org, www.ultratrace.net, www.azedra.com, www.azedra.net, www.solazed.com, www.solazed.org, www.solazed.net, www.cardiodine.com, www.cardiodine.net, www.cardiodine.org, www.myrofex.biz, www.myrofex.com, www.myrofex.net, www.myrofex.org, www.onalta.com, www.onalta.net, www.onalta.org, www.rintara.com, www.trofex.com, www.trofex.net, www.trofex.org, www.xersen.com, www.xersen.net and www.xersen.org.

Government Regulation

Government authorities in the United States and foreign countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, sampling, marketing and import and export of pharmaceutical products. Our targeted molecular radiotherapeutics and molecular imaging pharmaceuticals in the United States will be subject to FDA regulation as drugs under the FDCA, and require FDA approval prior to commercial distribution. The process of obtaining governmental approvals and complying with ongoing regulatory requirements requires the expenditure of substantial time and financial resources. In addition, statutes, rules, regulations and policies may change and new legislation or regulations may be issued that could delay such approvals. If we fail to comply with applicable regulatory requirements at any time during the product development process, approval process, or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA's refusal to approve pending applications, withdrawals of approvals, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of our operations, injunctions, fines, civil penalties or criminal prosecution. Any agency enforcement action could have a material adverse effect on us.

The U.S. regulatory scheme for the development and commercialization of new pharmaceutical products can be divided into three distinct phases: an investigational phase including both preclinical and clinical investigations leading up to the submission of an NDA; a period of FDA review culminating in the approval or refusal to approve the NDA; and the post-marketing period. Each of these phases is described below.

Preclinical Phase

The preclinical phase involves the characterization, product formulation and animal testing necessary to prepare an IND for submission to the FDA. The IND must be reviewed and authorized by the FDA before the drug can be tested in humans. Once a new pharmaceutical agent has been identified and selected for further development, preclinical testing is conducted to confirm pharmacological activity, to generate safety data, to evaluate prototype dosage forms for appropriate release and activity characteristics, and to confirm the integrity and quality of the material to be used in clinical trials. A bulk supply of the active ingredient to support the necessary dosing in initial clinical trials must be secured. Data from the preclinical investigations and detailed information on proposed clinical investigations are compiled in an IND submission and submitted for FDA before human clinical trials may begin. If the FDA does not formally communicate an objection to the IND within 30 days, the specific clinical trials outlined in the IND may go forward.

Clinical Phase

The clinical phase of drug development follows a successful IND submission and involves the activities necessary to demonstrate the safety, tolerability, efficacy, and dosage of the substance in humans, as well as the ability to produce the substance in accordance with the FDA's cGMP requirements. Data from these activities are compiled in an NDA requesting approval to market the drug for a given use, or indication. Clinical trials must be conducted under the supervision of qualified investigators in accordance with good clinical practice, and according to IND-approved protocols detailing, among other things, the study objectives and the parameters, or endpoints, to be used in assessing safety and efficacy. Each trial must be reviewed, approved and conducted under the auspices of an independent Institutional Review Board, or IRB, and each trial, with limited exceptions, must include all subjects' informed consent. The clinical evaluation phase typically involves the following sequential process:

Phase 1 clinical trials are conducted in a limited number of healthy subjects to determine the drug's safety, tolerability, and biological performance. The total number of subjects in Phase 1 clinical trials varies, but is generally in the range of 20 to 80 people (or less in some cases, such as drugs with significant human experience).

Phase 2 clinical trials involve administering the drug to subjects suffering from the target disease or condition to evaluate the drug's potential efficacy and appropriate dose. The number of subjects in Phase 2 trials is typically several hundred subjects or less.

Phase 3 clinical trials are performed after preliminary evidence suggesting effectiveness has been obtained and safety, tolerability, and appropriate dosing have been established. Phase 3 clinical trials are intended to gather additional data needed to evaluate the drug's overall benefit-risk relationship of the drug and to provide adequate instructions for its use. Phase 3 trials usually include from several hundred to several thousand subjects.

Throughout the clinical testing phase, samples of the product made in different batches are tested for stability to establish shelf life constraints. In addition, increasingly large-scale production protocols and written standard operating procedures must be developed for each aspect of commercial manufacture and testing.

The clinical trial phase is both costly and time-consuming, and may not be completed successfully within any specified time period, if at all. The FDA closely monitors the progress of each of the three phases of clinical trials that are conducted under an IND and may, at its discretion, reevaluate, alter, suspend, or terminate the testing at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health risk. The FDA can also request additional clinical testing as a condition to product approval. Additionally, new government requirements may be established that could delay or prevent regulatory approval of our products under development. Furthermore, institutional review boards, which are independent entities constituted to protect human subjects in the institutions in which clinical trials are being conducted, have the authority to suspend clinical trials in their respective institutions at any time for a variety of reasons, including safety issues.

New Drug Application and Review

After the successful completion of Phase 3 clinical trials, the sponsor of the new drug submits an NDA to the FDA requesting approval to market the product for one or more indications. An NDA is a comprehensive, multi-volume application that includes, among other things, the results of all preclinical and clinical studies, information about the drug's composition, and the sponsor's plans for producing, packaging, and labeling the drug. In most cases, the NDA must be accompanied by a substantial user fee. FDA has 60 days after submission to review the completeness and organization of the application, and may refuse to accept it for continued review, or refuse to file, if the application is found deficient. After filing, the FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use. Drugs that successfully complete NDA review may be marketed in the United States, subject to all conditions imposed by the FDA.

Prior to granting approval, the FDA generally conducts an inspection of the facilities, including outsourced facilities that will be involved in the manufacture, production, packaging, testing and control of the drug product for cGMP compliance. The FDA will not approve the application unless cGMP compliance is satisfactory. If the FDA determines that the marketing application, manufacturing process, or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and will often request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the marketing application does not satisfy the regulatory criteria for approval and refuse to approve the application by issuing a "not approvable" letter.

The length of the FDA's review can range from a few months to several years or more. Once an NDA is in effect, significant changes such as the addition of one or more new indications for use generally require prior approval of an sNDA including additional clinical trials or other data required to demonstrate that the product as modified remains safe and effective.

Fast Track Review

The Food and Drug Administration Modernization Act of 1997, or the Modernization Act, establishes a statutory program for relatively streamlined approval of "Fast Track" products, which are defined under the Modernization Act as new drugs or biologics intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for this condition. Fast Track status requires an official designation by the FDA.

Abbreviated New Drug Application and Review

An ANDA is a type of NDA that is used for the review and approval of a generic drug product. A generic drug product is one that is the same as a previously approved innovator drug product, which means it has the same active ingredient, dosage form, strength, route of administration, quality, performance characteristics, and intended use. An ANDA is generally not required to include preclinical and clinical data to establish safety and effectiveness. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to the previously approved drug, which means that it performs in the same manner. None of the products currently under development by Molecular Insight will be eligible for ANDA approval, although it is possible that competing products based on our product could be approved by this route at some future time.

Section 505(b)(2) Applications

If a proposed drug product represents only a limited change from a product that has already been approved by the FDA, yet differs in more ways than those permitted under the ANDA requirements, then the applicant may be able to submit a type of NDA referred to as a 505(b)(2) application. This route of approval is potentially applicable to the development of Azedra, which has previously been approved as an imaging agent for pheochromocytoma and neuroblastoma, each a specific type of neuroendocrine tumor. In effect, a 505(b)(2) applicant is permitted to rely on information in the scientific literature, or previous safety and efficacy determinations by the FDA, rather than submitting the full complement of clinical or other data that would otherwise be required for NDA approval. However, the 505(b)(2) sponsor must provide any additional clinical or other data needed to supplement and/or establish the relevance and applicability of prior findings for the new product formulation.

Orphan Drug Status

Under the Orphan Drug Act, the FDA may grant Orphan Drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. We have received Orphan Drug designation for Azedra and Onalta and may file for Orphan Drug designation for the use of other potential product candidates. However, obtaining FDA approval to market a product with Orphan Drug exclusivity may not provide us with a material commercial advantage.

Orphan Drug designation must be requested before submitting an NDA. After the FDA grants Orphan Drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Although Orphan Drug designation does not shorten or otherwise convey any advantage in the regulatory approval process, approved Orphan Drugs are granted a seven year period of market exclusivity during which the FDA may not approve any other application to market the same drug for the same disease except in very limited circumstances. These circumstances are an inability to supply the drug in sufficient quantities, or a situation in which a subsequent product has shown superior safety or efficacy. This exclusivity, however, could also block the approval of our product for seven years if a competitor obtains earlier approval of the same drug for the same indication.

Post-Approval Phase

Once the FDA has approved a new drug for marketing, the product becomes available for physicians to prescribe in the United States. After approval, we must comply with post-approval requirements, including ongoing compliance with cGMP regulations, delivering periodic reports to the FDA, submitting descriptions of any adverse reactions reported, and complying with drug sampling and distribution requirements. We are required to maintain and provide updated safety and efficacy information to the FDA. We are also required to comply with requirements concerning advertising and promotional labeling.

Compliance with post-approval requirements will require us to expend time, money, and effort on an ongoing basis. We use, and will continue to use, third-party manufacturers, including MDS Nordion, to produce certain of our products in clinical and commercial quantities. Future FDA inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

In addition, discovery of problems with a product or the failure to comply with requirements may result in restrictions including withdrawal or recall of the product from the market or other voluntary or FDA-initiated action that could delay further marketing. Newly discovered or developed safety or efficacy data may require changes to a product's approved labeling, including the addition of new warnings and contra-indications. Also, the FDA may require post-market testing and surveillance to monitor the product's safety or efficacy, including additional clinical studies, known as Phase 4 trials, to evaluate long-term effects.

Other Regulation in the United States

Healthcare Reimbursement

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, and managed-care arrangements, are continuing in many countries where we do business, including the United States. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical products. Government programs, including Medicare and Medicaid, private healthcare insurance and managed-care plans have attempted to control costs by limiting the amount of reimbursement they will pay for particular procedures or treatments. This has created an increasing level of price sensitivity among customers for our products. Some third-party payers must also approve coverage for new or innovative devices or therapies before they will reimburse healthcare providers who use the medical devices or therapies. Even though a new medical product may have been cleared for commercial distribution, we may find limited demand for the product until reimbursement approval has been obtained from governmental and private third-party payers.

Environmental Regulation

We are also subject to various environmental laws and regulations both within and outside the United States. Like many other pharmaceutical and medical device companies, our operations involve the use of substances, including hazardous wastes, which are regulated under environmental laws, primarily manufacturing and sterilization processes. We do not expect that compliance with environmental protection laws will have a material impact on our consolidated results of operations, financial position or cash flow. These laws and regulations are all subject to change, however, and we cannot predict what impact, if any, such changes might have on our business, financial condition or results of operations.

Our research is also dependent on our maintenance of a Radioactive Materials license from the Massachusetts Department of Public Health which allows us to acquire, use and store quantities of radioactive isotopes that are critical for the manufacture and testing of research products.

Foreign Regulation

Whether or not we obtain FDA approval for a product, we must obtain approval from the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement also vary greatly from country to country. Although governed by the applicable jurisdiction, clinical trials conducted outside of the United States typically are administered under a three-phase sequential process similar to that discussed above for pharmaceutical products.

Under European Union regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure, which is available for medicines produced by biotechnology or which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. This authorization is a marketing authorization approval, or MAA. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval. This procedure is referred to as the mutual recognition procedure, or MRP.

In addition, regulatory approval of prices is required in most countries other than the United States. We face the risk that the prices which result from the regulatory approval process would be insufficient to generate an acceptable return to us or our collaborators.

Employees

As of December 31, 2007, we had sixty-three full-time employees, thirty-nine of whom have M.D.s, Ph.D.s or other advanced degrees. Forty-five of our employees are engaged in research and development, clinical development and regulatory affairs and quality assurance of our product candidates. Eighteen of our employees are classified in general and administrative, which includes operations, business development, finance, accounting, human resources, external communications, facilities management and general administration.

Available Information

We were incorporated in the Commonwealth of Massachusetts in 1997 under the name Imaging Biopharmaceuticals, Inc, changed our name to Biostream, Inc. in 1998, and changed our name again to Molecular Insight Pharmaceuticals, Inc. in 2003. Our principal executive offices are located at 160 Second Street, Cambridge, Massachusetts, 02142, and our telephone number is (617) 492-5554. Our Internet site address is www.molecularinsight.com. Information found on, or that can be accessed through, our website is not incorporated by reference into this annual report on Form 10-K. We make available free of charge on or through our website our filings with the Securities and Exchange Commission, or SEC, including this annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Further, a copy of this annual report is located at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding our filings at www.sec.gov.

ITEM 1A. *RISK FACTORS*

This report contains forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on management's current expectations, estimates, forecasts, and projections about the Company and its business. In addition, other written or oral statements which constitute forward-looking statements may be made from time to time by or on behalf of Molecular Insight Pharmaceuticals, Inc. Any statement in this report that is not a statement of historical fact is a forward-looking statement, and in some cases, words such as "believe," "estimate," "project," "expect," "intend," "may," "anticipate," "plans," "seeks," and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from the anticipated outcomes or result. These statements are not guarantees of future performance, and undue reliance should not be placed on these statements. Molecular Insight Pharmaceuticals, Inc. undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from what is expressed or forecasted in our forward-looking statements include, but are not limited to, the following:

Risks Related to Our Product Candidates and Operations

We are largely dependent on the success of our lead product candidates, Azedra, Onalta and Zemiva, and we may not be able to successfully commercialize these potential products.

We have incurred and will continue to incur significant costs relating to the development and marketing of our lead product candidates, Azedra, Onalta and Zemiva. We have not obtained approval to market these potential products in any jurisdiction and we may never be able to obtain approval or, if approvals are obtained, to commercialize these products successfully. If we fail to successfully commercialize these products, we may be unable to generate sufficient revenue to sustain and grow our business, and our business, financial condition and results of operations will be adversely affected.

We have recently begun to direct significant efforts toward the expansion of our scientific staff and research capabilities to identify and develop product candidates in addition to Azedra, Onalta and Zemiva. We do not know whether our planned preclinical development or clinical trials for these other product candidates will begin on time or be completed on schedule, if at all. In addition, we do not know whether any of our clinical trials will result in marketable products. We do not anticipate that any additional product candidates will reach the market for at least several years, if at all.

If we fail to obtain U.S. regulatory approval of Azedra, Onalta or Zemiva, or any of our other current or future product candidates, we will be unable to commercialize these potential products in the United States.

The development, testing, manufacturing and marketing of our product candidates are subject to extensive regulation by governmental authorities in the United States. In particular, the process of obtaining FDA approval is costly and time consuming, and the time required for such approval is uncertain. Our product candidates must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process mandated by the FDA. Such regulatory review includes the determination of manufacturing capability and product performance. Generally, only a small percentage of pharmaceutical products are ultimately approved for commercial sale.

We can give no assurance that our current or future product candidates will be approved by the FDA or any other governmental body. In addition, there can be no assurance that all necessary approvals will be granted for future product candidates or that FDA review or actions will not involve delays caused by requests for additional information or testing that could adversely affect the time to market for and sale of our product candidates. Further failure to comply with applicable regulatory requirements can, among other things, result in the suspension of regulatory approval as well as possible civil and criminal sanctions.

Failure to enroll patients in our clinical trials may cause delays in developing Azedra, Onalta or Zemiva or any of our other current or future product candidates.

We may encounter delays in the development and commercialization, or fail to obtain marketing approval, of Azedra, Onalta or Zemiva or any other future product candidate if we are unable to enroll enough patients to complete clinical trials. Our ability to enroll sufficient numbers of patients in our clinical trials depends on many factors, including the severity of illness of the population, the size of the patient population, the nature of the clinical protocol, the proximity of patients to clinical sites, the eligibility criteria for the trial and competing clinical trials. Delays in planned patient enrollment may result in increased costs and harm our ability to complete our clinical trials and obtain regulatory approval.

Delays in clinical testing could result in increased costs to us and delay our ability to generate revenue.

Significant delays in clinical testing could materially increase our product development costs. We currently expect that, based on our current expected clinical protocols, we will expend a significant portion of the net proceeds raised in our initial public offering and subsequent sale of Bonds and Warrants in connection with additional clinical trials for Azedra, Onalta and Zemiva. We do not know whether planned clinical trials will begin on time, will need to be restructured or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence and continue a study, delays in reaching agreement on acceptable clinical study terms with prospective sites, delays in obtaining institutional review board approval to conduct a study at a prospective site and delays in recruiting patients to participate in a study.

In addition, we typically rely on third-party clinical investigators to conduct our clinical trials and other third-party organizations to oversee the operations of these clinical trials and to perform data collection and analysis. As a result, we may face additional delays outside of our control if these parties do not perform their obligations in a timely fashion. Significant delays in testing or regulatory approvals for any of our current or future product candidates, including Azedra, Onalta and Zemiva, could prevent or cause delays in the commercialization of such product candidates, reduce potential revenues from the sale of such product candidates and cause our costs to increase.

Our clinical trials for any of our current or future product candidates may produce negative or inconclusive results and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing for these product candidates or cease our trials.

We will only receive regulatory approval to commercialize a product candidate if we can demonstrate to the satisfaction of the FDA, or the applicable foreign regulatory agency, that the product candidate is safe and effective. In April 2005, we completed a Phase 2b clinical trial for Zemiva and in March 2007 began a pivotal Phase 2 clinical trial for Zemiva. A Phase 2b clinical trial is a stage of drug development for an experimental drug designed to assess short-term safety and efficacy as well as therapeutic value. In addition, we have completed a Phase 1 trial for Azedra which was designed to evaluate the safety, tolerability and distribution of Azedra in adult patients with either carcinoid or pheochromocytoma. Data from this Phase 1 trial were used to calculate the radiation dose of Azedra for subsequent clinical trials and were presented at the European Association of Nuclear Medicine 2007 Annual Congress in October, 2007. Although Novartis has conducted clinical trials for Onalta, we have not. We intend to start discussions with the FDA regarding the clinical investigation plan, which may include a radiation dosimetry component in addition to safety and efficacy studies. We do not know whether our existing or future clinical trials will demonstrate safety and efficacy sufficiently to result in marketable products. Because our clinical trials for Azedra, Onalta and Zemiva and our other product candidates may produce negative or inconclusive results, we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing for these product candidates or cease our clinical trials. If this occurs, we may not be able to obtain approval for these product candidates or our anticipated time to market for these product candidates may be substantially delayed and we may also experience significant additional development costs. We may also be required to undertake additional clinical testing if we change or expand the indications for our product candidates.

If approved, the commercialization of our product candidates, including Azedra, Onalta and Zemiva, may not be profitable due to the need to develop sales, marketing and distribution capabilities, or make arrangements with a third party to perform these functions.

In order for the commercialization of our potential products to be profitable, our products must be cost-effective and economical to manufacture on a commercial scale. Subject to regulatory approval, we expect to incur significant sales, marketing, distribution and, to the extent we do not outsource manufacturing, manufacturing expenses in connection with the commercialization of Azedra, Onalta and Zemiva and our other potential products as we do not currently have a dedicated sales force, we do not have manufacturing capability, and we have no experience in the sales, marketing and distribution of pharmaceutical products. In order to commercialize Azedra, Onalta and Zemiva or any of our other potential products that we develop, we must develop sales, marketing and distribution capabilities or make arrangements with a third party to perform these functions. Developing a sales force is expensive and time-consuming, and we may not be able to develop this capacity. If we are unable to establish adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate significant revenue and may not become profitable. Our future profitability will depend on many factors, including, but not limited to:

- the costs and timing of developing a commercial scale manufacturing facility or the costs of outsourcing the manufacturing of Azedra, Onalta and Zemiva;
- receipt of FDA approval of Azedra, Onalta, Zemiva and our other product candidates, as applicable;
- the terms of any marketing restrictions or post-marketing commitments imposed as a condition of approval by the FDA or foreign regulatory authorities;
- the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- costs of establishing sales, marketing and distribution capabilities;
- the effect of competing technological and market developments; and
- the terms and timing of any collaborative, licensing and other arrangements that we may establish.

Even if we receive regulatory approval for Azedra, Onalta, Zemiva or any of our other product candidates, we may never receive significant revenues from any of them. To the extent that we are not successful in commercializing our potential products, we will incur significant additional losses and the price of our common stock will be negatively affected.

We do not have patent rights to the composition of Zemiva, and if we cannot gain and exploit a period of marketing exclusivity under the Food, Drug & Cosmetic Act, as amended, we may not be able to successfully commercialize Zemiva or our other product candidates.

We do not have patent rights to the composition of Zemiva. The original patent protecting BMIPP, the underlying active molecule in Zemiva, expired in 2003. We believe that Zemiva is a new chemical entity in the United States and should be eligible for market exclusivity under the Food, Drug & Cosmetic Act, or FDCA, as amended by the Hatch-Waxman Act of 1984. A drug can be classified as a new chemical entity if the FDA has not previously approved any other new drug containing the same active agent. Under sections 505(c)(3)(D)(ii) and 505(j)(5)(D)(ii) of the FDCA, as amended by the Hatch-Waxman Act of 1984, a new chemical entity that is granted regulatory approvals may, in the absence of patent protections, be eligible for five years of marketing exclusivity in the United States following regulatory approval. This marketing exclusivity will protect us from any other applicant utilizing the materials in support of our new drug application, or NDA, during the exclusivity period. However, there is no assurance that Zemiva will be considered a new chemical entity for these purposes or be entitled to the period of marketing exclusivity. If we are not able to gain or exploit the period of marketing exclusivity, we may not be able to successfully commercialize Zemiva or may face significant competitive threats to such commercialization from other manufacturers, including the manufacturers of generic alternatives. Further, even if Zemiva is considered a new chemical entity and we are able to gain five years of marketing exclusivity, another company could also gain such marketing exclusivity under the provisions of the FDCA, as amended by the Hatch-Waxman Act if such company can complete a full NDA with a complete human clinical trial process and obtain regulatory approval of its product.

Our proprietary rights may not adequately protect our intellectual property and product candidates and if we cannot obtain adequate protection of our intellectual property and product candidates, we may not be able to successfully market our product candidates.

Our commercial success will depend in part on obtaining and maintaining intellectual property protection for our technologies and product candidates. We will only be able to protect our technologies and product candidates from unauthorized use by third parties to the extent that valid and enforceable patents cover them, or that other market exclusionary rights apply. Our lead cardiovascular molecular imaging candidate, Zemiva, is not covered by patent rights. We hold the patent rights to our second generation cardiac candidate, a derivative of Zemiva. Because Zemiva itself is not patented, we depend on obtaining the five year period of marketing exclusivity under the FDCA for Zemiva as a new chemical entity. Failure to obtain this marketing exclusivity right would permit competitors to gain access to the market for Zemiva.

While we have obtained enforceable patents covering our oncology product candidate Trofex, our neurology product candidate MIP-170 and our Ultratrace radiolabeling technology platform, some of our patent rights for these compounds and technologies are still pending patent applications. We cannot guarantee these patent applications will issue as patents. The patent positions of life sciences companies, like ours, can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies' patents has emerged to date in the United States. The general patent environment outside the United States also involves significant uncertainty. Accordingly, we cannot predict the breadth of claims that may be allowed or that the scope of these patent rights would provide a sufficient degree of future protection that would permit us to gain or keep our competitive advantage with respect to these products and technology. Additionally, life science companies like ours are dependent on creating a pipeline of products. We may not be able to develop additional proprietary technologies or product candidates that produce commercially viable products, or that are themselves patentable.

Our issued patents may be subject to challenge and possibly invalidated by third parties. Changes in either the patent laws or in the interpretations of patent laws in the United States or other countries may diminish the market exclusionary ability of our intellectual property.

In addition, others may independently develop similar or alternative compounds and technologies that may be outside the scope of our intellectual property. Should third parties obtain patent rights to similar compounds or radiolabeling technology, this may have an adverse effect on our business.

We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. In particular, we rely on trade secrets to protect certain manufacturing aspects of our compound Zemiva. Trade secrets, however, are difficult to protect. While we believe that we use reasonable efforts to protect our trade secrets, our own or our strategic partners' employees, consultants, contractors or advisors may unintentionally or willfully disclose our information to competitors. We seek to protect this information, in part, through the use of non-disclosure and confidentiality agreements with employees, consultants, advisors and others. These agreements may be breached, and we may not have adequate remedies for a breach. In addition, we cannot ensure that those agreements will provide adequate protection for our trade secrets, know-how or other proprietary information and prevent their unauthorized use or disclosure.

To the extent that consultants or key employees apply technological information independently developed by them or by others to our product candidates, disputes may arise as to the proprietary rights of the information, which may not be resolved in our favor. Consultants and key employees that work with our confidential and proprietary technologies are required to assign all intellectual property rights in their discoveries to us. However, these consultants or key employees may terminate their relationship with us, and we cannot preclude them indefinitely from dealing with our competitors. If our trade secrets become known to competitors with greater experience and financial resources, the competitors may copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies. If we were to prosecute a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time consuming and the outcome would be unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets than courts in the United States. Moreover, if our competitors independently develop equivalent knowledge, we would lack any contractual claim to this information, and our business could be harmed.

Our ability to commercialize our product candidates will depend on our ability to sell such products without infringing the patent or proprietary rights of third parties. If we are sued for infringing intellectual property rights of third parties, such litigation will be costly and time consuming and an unfavorable outcome would have a significant adverse effect on our business.

Our ability to commercialize our product candidates will depend on our ability to sell such products without infringing the patents or other proprietary rights of third parties. Third-party intellectual property in the fields of cardiology, oncology, neurology, and radiopharmaceutical technologies are complicated, and third-party intellectual property rights in these fields are continuously evolving. We have not performed searches for third-party intellectual property rights that may raise freedom-to-operate issues, and we have not obtained legal opinions regarding commercialization of our product candidates. As such, there may be existing patents that may affect our ability to commercialize our product candidates.

In addition, because patent applications are published 18 months after their filing, and because applications can take several years to issue, there may be currently pending third-party patent applications that are unknown to us, which may later result in issued patents. If a third-party claims that we infringe on its patents or other proprietary rights, we could face a number of issues that could seriously harm our competitive position, including:

- infringement claims that, with or without merit, can be costly and time consuming to litigate, can delay the regulatory approval process and can divert management's attention from our core business strategy;
- substantial damages for past infringement which we may have to pay if a court determines that our products or technologies infringe upon a competitor's patent or other proprietary rights;
- a court order prohibiting us from commercializing our products or technologies unless the holder licenses the patent or other proprietary rights to us, which such holder is not required to do;
- if a license is available from a holder, we may have to pay substantial royalties or grant cross licenses to our patents or other proprietary rights; and
- redesigning our process so that it does not infringe the third-party intellectual property, which may not be possible, or which may require substantial time and expense including delays in bringing our own products to market.

Such actions could harm our competitive position and our ability to generate revenue and could result in increased costs.

We may be unable to obtain Orphan Drug marketing exclusivity for certain of our product candidates and if another party obtains Orphan Drug exclusivity instead, approval of our product for the same indication could be prevented for seven years.

Under the Orphan Drug Act, the FDA may grant Orphan Drug designation to drugs intended to treat a rare disease or condition, which is defined by the FDA as a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan Drug designation does not shorten the development or regulatory review time of a drug, but does provide limited advantages in the regulatory review and approval process. The company that obtains the first FDA approval for a designated Orphan Drug indication receives marketing exclusivity for use of that drug for that indication for a period of seven years. Moreover, even if we obtain Orphan Drug exclusivity for one or more indications, our exclusivity may be lost if the FDA later determines that the request for designation was materially defective, or if we are unable to assure sufficient quantity of the drug. Orphan Drug exclusivity for Azedra and Onalta also would not prevent a competitor from obtaining approval of a different drug to treat the same Orphan Drug indications.

If our product candidates, including Azedra, Onalta and Zemiva, do not gain market acceptance among physicians, patients and the medical community, we will be unable to generate significant revenue, if any.

The products that we develop may not achieve market acceptance among physicians, patients, third-party payers and others in the medical community. If we receive the regulatory approvals necessary for commercialization, the degree of market acceptance will depend upon a number of factors, including:

- limited indications of regulatory approvals;
- the establishment and demonstration in the medical community of the clinical efficacy and safety of our product candidates and their potential advantages over existing diagnostic compounds;
- the prevalence and severity of any side effects;
- our ability to offer our product candidates at an acceptable price;
- the relative convenience and ease of administration of our products;
- the strength of marketing and distribution support; and
- sufficient third-party coverage or reimbursement.

The market may not accept Azedra, Onalta or Zemiva based on any number of the above factors. If Zemiva is approved, its primary competition in the emergency department setting will be the then current standard of care, which involves several diagnostic products, and its primary competition in the non-acute setting will be existing perfusion agents such as Cardiolite and Myoview. As of the time that Azedra and Onalta are approved, there may be other therapies available which directly compete for the same indications. The market may choose to continue utilizing the existing products for any number of reasons, including familiarity with or pricing of these existing products. The failure of any of our product candidates to gain market acceptance could impair our ability to generate revenue, which could have a material adverse effect on our future business, financial condition and results of operations.

We have no commercial manufacturing facility currently in production for Azedra, Onalta, Zemiva or any of our other product candidates and no experience in manufacturing products for commercial purposes and the failure to find manufacturing partners or create a functioning manufacturing facility ourselves could have an adverse impact on our ability to grow our business.

We currently have no active commercial manufacturing facility in production for Azedra, Onalta, Zemiva or our other product candidates. In October 2007, we purchased a domestic radiopharmaceutical manufacturing facility which we intend to utilize for the manufacture of our molecular imaging and targeted radiotherapeutic product candidates in tandem with external sources for our commercial production needs, however, such facility is not operational yet.

As such, we are dependent on third parties to supply our product candidates according to our specifications, in sufficient quantities, on time, in compliance with appropriate regulatory standards and at competitive prices. We do have a functioning commercial manufacturing facility for Zemiva at MDS Nordion. We cannot be sure that we will be able to obtain an adequate supply of our product candidates on acceptable terms, or at all.

Zemiva is BMIPP that has been radiolabeled with I-123. We are currently aware of only one commercial provider of BMIPP, MDS Nordion, in the United States. There is no assurance that we will be able to obtain sufficient amounts of BMIPP from this provider to produce adequate quantities of Zemiva. If this provider is unable to meet our demand, we would be required to find alternative sources of BMIPP, including producing BMIPP ourselves or contracting with third parties to produce BMIPP. We are not aware of any proprietary or technical reasons prohibiting the manufacture of BMIPP by us or a third party. However finding an alternative source for Zemiva would likely result in unforeseen costs and delays to the commercialization of Zemiva.

We have contracted with a Canadian company, MDS Nordion, who constructed a manufacturing facility to radiolabel BMIPP and supply Zemiva for our company. This facility has been completed and is operational.

In addition, we used a portion of the proceeds from our initial public offering to assist in the funding of the manufacture of Azedra, Onalta and Zemiva and our other product candidates.

Manufacturers supplying biopharmaceutical products must comply with FDA regulations which require, among other things, compliance with the FDA's evolving regulations on cGMPs, which are enforced by the FDA through its facilities inspection program. The manufacture of products at any facility will be subject to strict quality control, testing and record keeping requirements, and continuing obligations regarding the submission of safety reports and other post-market information. Since the commercial manufacturing facility for Zemiva has not been constructed, the FDA has not certified the cGMP compliant manufacture of Zemiva. We cannot guarantee that the resultant facility will pass FDA inspection, or that future changes to cGMP manufacturing standards will not also affect the cGMP compliant manufacture of Zemiva.

Azedra is in a Phase 1 clinical trial stage and Trofex, MIP-190 and MIP-170 are in preclinical or discovery stages. We have no commercial cGMP manufacturing capability for these candidates, and currently no third-party manufacturer for them. As such, we may not be able to obtain sufficient quantities of these product candidates as we develop our pre-clinical or clinical programs for these compounds. We will need to enter into additional manufacturing arrangements for the manufacturing needs for all other product candidates. We have not yet determined if we will construct our own manufacturing facility for these product candidates, or if MDS Nordion will be contracted to fulfill this role, or if another manufacturer will be sought. We cannot guarantee that a suitable manufacturer for these product candidates will be found, or that we will be able to secure manufacturing agreements on acceptable terms with any of these manufacturers. We also cannot guarantee that such manufacturer will be able to supply sufficient quantities of our product candidates, or that they will meet the requirements for clinical testing and cGMP manufacturing.

If we fail to attract and retain senior management, consultants, advisors and scientific and technical personnel, our product development and commercialization efforts could be impaired.

Our performance is substantially dependent on the performance of our senior management and key scientific and technical personnel, particularly David Barlow, our Chairman and Chief Executive Officer, and John Babich, our President and Chief Scientific Officer. Although we have entered into employment agreements with five members of our current senior management, David Barlow, John Babich, John McCray, Norman LaFrance and Donald E. Wallroth, there is no assurance that they will remain in our employ for the entire term of such employment agreements. The loss of the services of any member of our senior management or our scientific or technical staff may significantly delay or prevent the development of our product candidates and other business objectives by diverting management's attention to transition matters and identification of suitable replacements, if any, and could have a material adverse effect on our business, operating results and financial condition. We maintain key man life insurance on David Barlow and John Babich.

We also rely on consultants and advisors to assist us in formulating our research and development strategy. All of our consultants and advisors are either self-employed or employed by other organizations, and they may have conflicts of interest or other commitments, such as consulting or advisory contracts with other organizations, that may affect their ability to contribute to us.

In addition, we believe that we will need to recruit additional executive management and scientific and technical personnel. There is currently intense competition for skilled executives and employees with relevant scientific and technical expertise, and this competition is likely to continue. The inability to attract and retain sufficient scientific, technical and managerial personnel could limit or delay our product development efforts, which would adversely affect the development of our product candidates and commercialization of our potential products and growth of our business.

We expect to expand our research, development, clinical research and marketing capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to have significant growth in expenditures, the number of our employees and the scope of our operations, in particular with respect to those potential products that we elect to commercialize independently or together with others. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to train qualified personnel. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plan or disrupt our operations.

We will need to raise additional funds in order to finance the anticipated commercialization of our product candidates by incurring indebtedness, through collaboration and licensing arrangements, or by issuing securities which may cause dilution to existing stockholders or require us to relinquish rights to our technologies and our product candidates.

Developing our product candidates, conducting clinical trials, establishing manufacturing facilities and developing marketing and distribution capabilities is expensive. We will need to finance future cash needs through additional public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience additional dilution. Debt financing, if available, may involve restrictive covenants. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or our product candidates or grant licenses on terms that are not favorable to us.

We have a history of losses and expect to continue to incur losses and may not achieve or maintain profitability.

We have incurred net losses every year since our inception in 1997 and have generated no revenue during the development stage from product sales or licenses to date. As of December 31, 2007, we had a deficit accumulated during the development stage of approximately $145 million. We expect to incur additional losses for at least the next several years and cannot be certain that we will ever achieve profitability. As a result, our business is subject to all of the risks inherent in the development of a new business enterprise, such as the risk that we may not obtain substantial additional capital needed to support the expenses of developing our technology and commercializing our potential products; develop a market for our potential products; successfully transition from a company with a research focus to a company capable of either manufacturing and selling potential products or profitably licensing our potential products to others; and/or attract and retain qualified management, technical and scientific staff.

We currently have no significant source of revenue and may never become profitable.

To date, we have not generated any revenue for product sales and we do not know when or if any of our product candidates will generate revenue. Our ability to generate revenue depends on a number of factors, including our ability to successfully complete clinical trials for Azedra, Onalta and Zemiva and obtain regulatory approval to commercialize these potential products. Even then, we will need to establish and maintain sales, marketing, distribution and to the extent we do not outsource manufacturing, manufacturing capabilities. We plan to rely on one or more strategic collaborators to help generate revenues in markets outside of the United States, and we cannot be sure that our collaborators, if any, will be successful. Our ability to generate revenue will also be impacted by certain challenges, risks and uncertainties frequently encountered in the establishment of new technologies and products in emerging markets and evolving industries. These challenges include our ability to:

- execute our business model;
- create brand recognition;
- manage growth in our operations;
- create a customer base cost-effectively;

- retain customers;
- access additional capital when required; and
- attract and retain key personnel.

We cannot be certain that our business model will be successful or that it will successfully address these and other challenges, risks and uncertainties. If we are unable to generate significant revenue, we may not become profitable, and we may be unable to continue our operations. Even if we are able to commercialize Azedra, Onalta and Zemiva, we may not achieve profitability for at least several years, if at all, after generating material revenue.

We license patent rights from third-party owners. If such owners do not properly maintain or enforce the patents underlying such licenses, our competitive position and business prospects will be harmed.

We are party to a number of licenses that give us rights to third-party intellectual property that is necessary or useful for our business. In particular, we have obtained the nonexclusive rights from Novartis Pharma AG, or Novartis, for certain radiolabeled somatostatin analogs and the exclusive rights to the particular somatostatin analog compound edotreotide, along with know how related to the manufacture and use of this compound. We may enter into additional licenses to third-party intellectual property in the future. Our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for their intellectual property, in particular, those patents to which we have secured exclusive rights. Our licensors may not successfully prosecute the patent applications to which we are licensed. Even if patents issue with respect to these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. In addition, our licensors may terminate their agreements with us in the event we breach the applicable license agreement and fail to cure the breach within a specified period of time. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.

Under the license agreement with Novartis Pharma AG, Novartis has retained an option to reacquire rights in the compound if annual sales exceed a certain threshold level. If Novartis does exercise this call back option, we will be required to sell to Novartis the rights in the compound which may have a negative affect on our operating results.

Beginning in our fiscal year ending December 31, 2008, we are required to comply with the internal control provisions pursuant to Section 404 of the Sarbanes-Oxley Act. There is no guarantee that we will be able to comply with such provisions.

Beginning in our annual report on Form 10-K for our fiscal year ending December 31, 2008, we are required to include a report of independent registered public accounting firm on the effectiveness of the Company's internal controls over financial reporting. If we are unable to comply with this requirement as of December 31, 2008, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

In addition, our Bonds contain a covenant requirement that we obtain a statement from our auditors that the Company is in compliance at December 31, 2008 with the requirements of the Sarbanes-Oxley Act regarding the Company's system of internal control over financial reporting. Failure to be in compliance will result in a default under the Bond Indenture. We can not provide assurances that we will receive a statement that we are in compliance with the Sarbanes-Oxley Act from our auditors, or that we will receive a waiver of the default from out Bondholders.

Risks Related to Our Industry

Our competitors may develop products that are less expensive, safer or more effective, which may diminish or eliminate the commercial success of any potential products that we may commercialize.

If our competitors market products that are less expensive, safer or more effective than our future products developed from our product candidates, or that reach the market before our product candidates, we may not achieve commercial success. For example, if approved, Zemiva will compete in the emergency department setting with the current standard of care in the assessment of chest pain patients who present to emergency departments. This standard involves several diagnostic products and procedures, in some cases involving the use of perfusion imaging agents, which in the aggregate may require several hours or days of hospitalization to reach an ultimate diagnosis. If approved, Zemiva's primary competition in the non-acute setting will be perfusion imaging agents such as Cardiolite produced by Bristol-Myers Squibb Medical Imaging, Myoview produced by GE Healthcare, and generic thallium, the primary U.S. supplier being Tyco Healthcare/Mallinckrodt. The market may choose to continue utilizing the existing products for any number of reasons, including familiarity with or pricing of these existing products. The failure of Zemiva or any of our product candidates to compete with products marketed by our competitors would impair our ability to generate revenue, which would have a material adverse effect on our future business, financial condition and results of operations.

We expect to compete with several pharmaceutical companies including Bristol-Myers Squibb Medical Imaging, GE Healthcare and Tyco Healthcare/Mallinckrodt, and our competitors may:

- develop and market products that are less expensive or more effective than our future products;
- commercialize competing products before we or our partners can launch any products developed from our product candidates;
- operate larger research and development programs or have substantially greater financial resources than we do;
- initiate or withstand substantial price competition more successfully than we can;
- have greater success in recruiting skilled technical and scientific workers from the limited pool of available talent;
- more effectively negotiate third-party licenses and strategic relationships; and
- take advantage of acquisition or other opportunities more readily than we can.

We expect to compete for market share against large pharmaceutical and biotechnology companies, smaller companies that are collaborating with larger pharmaceutical companies, new companies, academic institutions, government agencies and other public and private research organizations.

In addition, the life sciences industry is characterized by rapid technological change. Because our research approach integrates many technologies, it may be difficult for us to stay abreast of the rapid changes in each technology. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Our competitors may render our technologies obsolete by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our product discovery process that we believe we derive from our research approach and proprietary technologies.

The use of hazardous materials in our operations may subject us to environmental claims or liabilities.

Our research and development activities involve the use of hazardous materials, including chemicals and biological and radioactive materials. Injury or contamination from these materials may occur and we could be held liable for any damages, which could exceed our available financial resources. This liability could materially adversely affect our business, financial condition and results of operations.

We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. We may be required to incur significant costs to comply with environmental laws and regulations in the future that could materially adversely affect our business, financial condition and results of operations.

If we fail to comply with extensive regulations enforced by the FDA and other agencies with respect to pharmaceutical products, the commercialization of our product candidates could be prevented, delayed or halted.

Research, preclinical development, clinical trials, manufacturing and marketing of our product candidates are subject to extensive regulation by various government authorities. We have not received marketing approval for Azedra, Onalta, Zemiva or our other product candidates. The process of obtaining FDA and other required regulatory approvals is lengthy and expensive, and the time required for such approvals is uncertain. The approval process is affected by such factors as:

- the severity of the disease;
- the quality of submission relating to the product candidate;
- the product candidate's clinical efficacy and safety;
- the strength of the chemistry and manufacturing control of the process;
- the manufacturing facility compliance;
- the availability of alternative treatments;
- the risks and benefits demonstrated in clinical trials; and
- the patent status and marketing exclusivity rights of certain innovative products.

Any regulatory approvals that we or our partners receive for our product candidates may also be subject to limitations on the indicated uses for which the product candidate may be marketed or contain requirements for potentially costly post-marketing follow-up studies. The subsequent discovery of previously unknown problems with the product candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product candidate and withdrawal of the product candidate from the market.

U.S. manufacturing, labeling, storage and distribution activities also are subject to strict regulating and licensing by the FDA. The manufacturing facilities for our biopharmaceutical products are subject to periodic inspection by the FDA and other regulatory authorities and from time to time, these agencies may send notice of deficiencies as a result of such inspections. Our failure, or the failure of our biopharmaceutical manufacturing facilities, to continue to meet regulatory standards or to remedy any deficiencies could result in corrective action by the FDA or these other authorities, including the interruption or prevention of marketing, closure of our biopharmaceutical manufacturing facilities, and fines or penalties.

Regulatory authorities also will require post-marketing surveillance to monitor and report to the FDA potential adverse effects of our product candidates. Congress or the FDA in specific situations can modify the regulatory process. If approved, any of our product candidates' subsequent failure to comply with applicable regulatory requirements could, among other things, result in warning letters, fines, suspension or revocation of regulatory approvals, product recalls or seizures, operating restrictions, injunctions and criminal prosecutions.

The FDA's policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action. If we are not able to maintain regulatory compliance, we might not be permitted to market our product candidates and our business could suffer.

In the future, we intend to distribute and sell our potential products outside of the United States, which will subject us to further regulatory risk.

In addition to seeking approval from the FDA for Azedra, Onalta and Zemiva in the United States, we intend to seek the governmental approval required to market Azedra, Onalta and Zemiva and our other potential products in European Union countries such as the United Kingdom, France, Germany, Belgium, Holland and Italy through third-parties. We may in the future also seek approvals for additional countries. The regulatory review process varies from country to country, and approval by foreign government authorities is unpredictable, uncertain and generally expensive. Our ability to market our potential products could be substantially limited due to delays in receipt of, or failure to receive, the necessary approvals or clearances. We anticipate commencing the applications required in some or all of these countries following approval by the FDA; however, we may decide to file applications in advance of the FDA approval if we determine such filings to be both time and cost effective. If we export any of our potential products that have not yet been cleared for domestic commercial distribution, such products may be subject to FDA export restrictions. Marketing of our potential products in these countries, and in most other countries, is not permitted until we have obtained required approvals or exemptions in each individual country. Failure to obtain necessary regulatory approvals could impair our ability to generate revenue from international sources.

Market acceptance of our potential products will be limited if users are unable to obtain adequate reimbursement from third-party payers.

Government health administration authorities, private health insurers and other organizations generally provide reimbursement for products like our product candidates, and our commercial success will depend in part on these third-party payers agreeing to reimburse patients for the costs of our potential products. Even if we succeed in bringing any of our product candidates to market, we cannot assure you that third-party payers will consider our potential products cost effective or provide reimbursement in whole or in part for their use.

Significant uncertainty exists as to the reimbursement status of newly approved health care products. Each of our product candidates is intended to replace or alter existing therapies or procedures. These third-party payers may conclude that our product candidates are less safe, effective or cost-effective than these existing therapies or procedures. Therefore, third-party payers may not approve our products candidates for reimbursement.

If third-party payers do not approve our product candidates for reimbursement or fail to reimburse for them adequately, sales will suffer as some physicians or their patients will opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payers make reimbursement available, these payers' reimbursement policies may adversely affect our ability and the ability of our potential collaborators to sell our potential products on a profitable basis.

The trend toward managed healthcare in the United States, the growth of organizations such as health maintenance organizations and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reduced demand for our products which could adversely affect our business, financial condition and results of operations.

In addition, legislation and regulations affecting the pricing of our product candidates may change in ways adverse to us before or after the FDA or other regulatory agencies approve any of our product candidates for marketing. While we cannot predict the likelihood of any of these legislative or regulatory proposals, if any government or regulatory agencies adopt these proposals, they could materially adversely affect our business, financial condition and results of operations.

Product liability claims may damage our reputation and, if insurance proves inadequate, the product liability claims may harm our business.

We may be exposed to the risk of product liability claims that is inherent in the biopharmaceutical industry. A product liability claim may damage our reputation by raising questions about our product's safety and efficacy and could limit our ability to sell one or more products by preventing or interfering with commercialization of our potential products.

In addition, product liability insurance for the biopharmaceutical industry is generally expensive to the extent it is available at all. There can be no assurance that we will be able to obtain and maintain such insurance on acceptable terms or that we will be able to secure increased coverage if the commercialization of our potential products progresses, or that future claims against us will be covered by our product liability insurance. Moreover, there can be no assurance that the existing coverage of our insurance policy and/or any rights of indemnification and contribution that we may have will offset any future claims. We currently maintain product liability insurance of $10 million per occurrence and in the aggregate for clinical trial related occurrences only. We believe that this coverage is currently adequate based on current and projected business activities and the associated risk exposure, although we expect to increase this coverage as our business activities and associated risks grow. A successful claim against us with respect to uninsured liabilities or in excess of insurance coverage and not subject to any indemnification or contribution could have a material adverse effect on our business, financial condition and results of operations.

We could be negatively impacted by the application or enforcement of federal and state fraud and abuse laws, including anti-kickback laws and other federal and state anti-referral laws.

We are not aware of any current business practice which is in violation of any federal or state fraud and abuse law. However, continued vigilance to assure compliance with all potentially applicable laws will be a necessary expense associated with product development. For example, all product marketing efforts must be strictly scrutinized to assure that they are not associated with improper remunerations to referral sources in violation of the federal Anti-Kickback Statute and similar state statutes. Remunerations may include potential future activities for our product candidates, including discounts, rebates and bundled sales, which must be appropriately structured to take advantage of statutory and regulatory "safe harbors." From time to time we engage physicians in consulting activities. In addition, we may decide to sponsor continuing medical education activities for physicians or other medical personnel. We also may award or sponsor study grants to physicians from time to time. All relationships with physicians, including consulting arrangements, continuing medical education and study grants, must be similarly reviewed for compliance with the Anti-Kickback Statute to assure that remuneration is not provided in return for referrals. Patient inducements may also be unlawful. Inaccurate reports of product pricing, or a failure to provide product at an appropriate price to various governmental entities, could also serve as a basis for an enforcement action under various theories.

Claims which are "tainted" by virtue of kickbacks or a violation of self-referral rules may be alleged as false claims if other elements of a violation are established. The federal False Claims Act, which includes a provision allowing whistleblowers to bring actions on behalf of the federal government and receive a portion of the recovery, applies to those who submit a false claim and those who cause a false claim to be submitted. Because our potential customers may seek payments from the federal healthcare programs for our product candidates, even during the clinical trial stages, we must assure that we take no actions which could result in the submission of false claims. For example, free product samples which are knowingly or with reckless disregard billed to the federal healthcare programs could constitute false claims. If the practice was facilitated or fostered by us, we could be liable. Moreover, inadequate accounting for or a misuse of federal grant funds used for product research and development could be alleged as a violation of the False Claims Act or other relevant statutes.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations, and additional legal or regulatory change.

Risks Related to Our Common Stock

Our stock price may be volatile, and your investment in our stock could decline in value.

The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

- results from and any delays in the clinical trials programs;
- failure or delays in entering additional product candidates into clinical trials;
- failure or discontinuation of any of our research programs;
- delays in establishing new strategic relationships;
- delays in the development of our product candidates and commercialization of our potential products;
- market conditions in the pharmaceutical and biotechnology sectors and issuance of new or changed securities analysts' reports or recommendations;
- actual and anticipated fluctuations in our quarterly financial and operating results;
- developments or disputes concerning our intellectual property or other proprietary rights;
- introduction of technological innovations or new commercial products by us or our competitors;
- issues in manufacturing our product candidates or products;
- market acceptance of our products;
- third-party healthcare reimbursement policies;
- FDA or other United States or foreign regulatory actions affecting us or our industry;
- litigation or public concern about the safety of our product candidates or products; and
- additions or departures of key personnel.

These and other external factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

If the ownership of our common stock continues to be highly concentrated, it may prevent our stockholders from influencing significant corporate decisions and may result in entrenchment of management or conflicts of interest that could cause our stock price to decline.

As of March 14, 2008 our executive officers, directors, and their affiliates beneficially own or control approximately 16.13% of the outstanding shares of our common stock. Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that entrenchment of management or conflicts of interest may exist or arise.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. We had outstanding 24,953,562 shares of common stock as of March 14, 2008. The shares that were sold in our IPO may be resold in the public market freely, however, 18,772,931 shares are currently restricted as a result of securities laws. Sales of these restricted shares by "affiliates" and sales of these restricted shares by non-"affiliates" who have held such shares for less than one year are subject to meeting certain requirements of Rule 144.

Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, and Nasdaq National Market rules are creating uncertainty for public companies. As a result of these new rules, we will incur additional costs associated with our public company reporting requirements. In addition, these new rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and this could make it difficult for us to attract and retain qualified persons to serve on our board of directors.

We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These new or changed laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and we may be harmed.

Several institutions have large investments in our common stock, bonds and warrants. One, or a combination of, these institutions may be able to exert substantial influence over our management and board of directors and, through them, affect our corporate policies and management's decisions. Their interests may conflict with your interests as an investor in our common stock.

Several institutions have made large investments in our common stock, bonds and/or warrants. As a result, these institutions, operating singly or together, may be able to exert substantial influence over our management and board of directors and, as a result, affect our corporate policies and management's decisions relating to key corporate actions. These institutions may also from time to time acquire and hold interests in businesses that compete directly or indirectly with us, or independently pursue acquisition opportunities that would otherwise be complementary to our business. In addition, the Company's directors may authorize transactions, such as acquisitions, that involve risks to the interests of our Bondholders and common stockholders. These institutions' interests may not be aligned, and may conflict, with your interests as an investor in our common stock, bonds, or warrants.

We have never paid dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have not paid cash dividends on our common stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business, and we do not anticipate paying any cash dividends on our capital stock for the foreseeable future. In addition, the terms of existing or any future debt facilities may preclude us from paying dividends on our stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Some provisions of our Restated Articles of Organization and Amended and Restated Bylaws may inhibit potential acquisition bids that you may consider favorable.

Our Restated Articles of Organization and Amended and Restated Bylaws contain provisions that may enable our Board of Directors to resist a change in control of our company even if a change in control were to be considered favorable by stockholders. These provisions include:

- the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;
- advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;
- limitations on persons authorized to call a meeting of stockholders;
- a staggered Board of Directors; and
- supermajority voting requirements to remove directors from office.

These and other provisions contained in our charter and bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions which our stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove our current management or approve transactions that our stockholders may deem to be in their best interest and, therefore, could adversely affect the price of our common stock.

Risks related to Our Sale of Bonds and Warrants

Our substantial indebtedness could adversely affect our financial condition and our ability to operate our business, and could prevent us from fulfilling our obligations under the Bonds.

On November 16, 2007 the Company sold $150,000,000 in senior secured floating rate Bonds due 2012 and Warrants to purchase 6,021,247 shares of common stock at an exercise price of $5.87 per share. This level of indebtedness could have important consequences to us, including:

- it may restrict us from making strategic acquisitions, introducing new products or services, or exploiting business opportunities;
- it will limit our ability to borrow money or sell stock to fund working capital, capital expenditures, acquisitions, debt service requirements, and other financing needs;
- our interest expense will increase if interest rates in general increase because all of our indebtedness bears interest at variable rates;
- it may limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities;
- it may place us at a competitive disadvantage with our competitors that are not as highly leveraged;
- it may make us more vulnerable to a downturn in our business, our industry, or the economy in general than our competitors who have less debt; and

- a substantial portion of our cash flow from operations will be dedicated to the repayment of our indebtedness, including indebtedness we may incur in the future, and will not be available for other purposes including business development and capital expenditures.

Our bonds require debt service payments and possible mandatory redemption, both of which will require a significant amount of cash, and our ability to generate cash depends on many factors outside of our control.

Our ability to service our debt and to fund our operations and planned capital expenditures will depend on our operating performance. This, in part, is subject to prevailing economic conditions and to financial, business and other factors beyond our control. If our cash flow from operations is insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, obtain additional equity capital or indebtedness or refinance or restructure our current debt. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations or any redemption of our outstanding bonds which may be required. In the absence of such resources, we could face substantial cash flow problems and might be required to sell material assets or operations to meet our debt service and other obligations. Restrictive covenants in the indenture governing our bonds in many ways restricts our ability to take these actions, and even where we will be able to take such actions, we cannot assure you as to the timing of such sales or the proceeds that we could realize from such sales or if additional debt or equity financing would be available on acceptable terms, if at all.

We are subject to a number of restrictive financial covenants which may restrict our business and financing activities.

The indenture and other documents governing our outstanding bonds contain financial covenants requiring that we maintain minimum liquidity and contains limits on maximum capital expenditures. In addition, the indenture contains restrictive debt covenants that, among other things, restrict our ability to:

- borrow money;
- make certain investments;
- use assets as security in other transactions;
- create liens;
- merge or consolidate; and
- transfer and sell assets.

A failure to comply with these restrictions and covenants could result in a default under our bonds. This would cause any or all of our bonds to become immediately due and payable under acceleration and cross-acceleration or cross-default provisions in the debt agreements. If our debt were to be accelerated, we cannot assure you that we would be able to repay it. In addition, a default could give our lenders the right to terminate any commitments that they had made to provide us with additional funds

The variable interest rate on our bonds creates significant risk. If economic circumstances drive up interest rates, we may have insufficient cash resources to redeem the bonds

Our indebtedness bears interest at variable rates, and therefore, if interest rates increase, our debt service requirements will increase. We are exposed to interest rate changes in three month LIBOR rate that is the base rate of our outstanding Bonds which are due 2012, which could affect operating results as well as our financial position and cash flows. Based on the terms of the Bonds, which provide for the LIBOR plus eight percent determined on a quarterly basis, the initial quarterly interest rate was 12.8775%. The rate for the quarterly period beginning February 1, 2008 is 11.239% for the quarter beginning February 1, 2008.

Although we have not at the present time employed derivative financial instruments to limit the volatility in the LIBOR interest rate, we may in the future employ derivative financial instruments such as swaps, collars, forwards, options or other instruments to limit the volatility to earnings and cash flows generated by the variable portion of bond interest rate. Derivative financial instruments will be executed solely as a risk management tool and not for trading or speculative purposes. We may employ derivative contracts in the future which may not qualify for hedge accounting treatment under SFAS No. 133, which may result in volatility to earnings depending upon fluctuations in the underlying market.

Our outstanding Bonds are secured by all of our assets, and a default could result in our debt holders taking title to all of our assets in order to satisfy our obligations to them, which could render our common stock completely valueless.

Our obligations under our existing Bonds are secured by a first priority security interest in all of our assets including our intellectual property. If we are unable to make the payments due on the Bonds, if we default on any of the conditions, restrictions or covenants of the bonds, or if we become insolvent, the holders of the Bonds have a right to foreclose on, take possession of and liquidate all of our assets. Such a default and the related foreclosure and liquidation would irreparably harm our financial condition and our ability to operate, which would likely result in the complete failure of our business and would render our common stock completely valueless.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Facilities

Our principal executive and administrative offices are comprised of two leased facilities located in Cambridge, Massachusetts that consist of approximately 13,234 square feet of office space and 4,084 square feet of laboratory space. These facilities are occupied pursuant to two lease agreements that expire on May 31, 2008 and June 30, 2008. We believe that our current facilities will meet our anticipated needs for the remainder of the lease terms. We are currently assessing our facilities needs after the expiration of our lease terms and reviewing options that are available to us.

We own a domestic radiopharmaceutical manufacturing facility located at 3100 Jim Cristal Road, Denton, Texas. On October 1, 2007, we purchased the facility from NeoRx Manufacturing Group, Inc., a wholly owned subsidiary of Poniard Pharmaceuticals, Inc., for a cost of $3 million dollars. The Denton facility is intended to be used for the manufacture of molecular imaging and targeted radiotherapeutic product candidates. This plant provides more than 80,000 square feet of pharmaceutical manufacturing, warehouse, clean room and administrative office space.

ITEM 3. *LEGAL PROCEEDINGS*

We are not a party to any material legal proceedings.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

During the three-month period ended December 31, 2007, there were no matters submitted to a vote of our stockholders.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market for Registrant's Common Stock

Our initial public offering of our common stock was registered on the Registration Statement on Form S-1, as amended (Registration No. 333-129570), which was declared effective by the SEC on February 1, 2007. Our common stock is listed on the Nasdaq Global Market under the symbol "MIPI" and has been traded since February 2, 2007. Prior to such date there was no public market for our common stock.

Company Stock Price — Quarterly High/Low FY 2007

	2007	
	High	Low
First Quarter (February 2 through March 31)	$15.80	$11.88
Second Quarter (April 1 through June 30)	14.37	9.30
Third Quarter (July 1 through September 30)	9.68	6.03
Fourth Quarter (October 1 through December 31)	9.63	5.66

Number of Stockholders

As of March 14, 2008, there were approximately 151 stockholders of record of our common stock.

Dividends

We have never declared or paid any dividends on our common stock. We currently intend to retain any future earnings to fund the development and expansion of our business and, therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on the terms of our Bond Indenture, our financial condition, results of operations, capital requirements, restrictions contained in future financing instruments, and other factors our board of directors deems relevant.

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes our outstanding securities and securities available for future issuance under our equity compensation plans as of December 31, 2007 (our last completed fiscal year end).

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights [a]	Weighted-Average Price of Outstanding Options, Warrants, and Rights [b]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column [a]) [c]
Equity compensation plans approved by stockholders	2,641,968(1)	$5.98	1,331,000
Equity compensation plans not approved by stockholders	—	—	—
Total	2,641,968(1)	$5.98	1,331,000

(1) Includes options issued under the 1997 Stock Option Plan, which terminated on January 9, 2007, and the Amended and Restated 2006 Equity Incentive Plan, which was approved by the stockholders on August 31, 2006, and which has allowed award grants since the effective date of the Company's initial public offering.

Recent Sales of Unregistered Securities

Except for the issuance of the Senior Secured Floating Rate Bonds due 2012 and Warrants to purchase 6,021,247 shares of our common stock at $5.87 per share as disclosed in our filings with the SEC in 2007, we did not issue any other securities that were not registered under the Securities Act during the fiscal year ended December 31, 2007.

Use of Proceeds

On February 1, 2007, the Company's initial public offering of 5,000,000 shares of its common stock registered on the registration statement of Form S-1, as amended (Registration No. 333-129570) was declared effective by the SEC. The offering closed on February 7, 2007. The underwriters of the offering were RBC Capital Markets Corporation, Jefferies & Company, Inc., A.G. Edwards & Sons, Inc. and Oppenheimer & Co., Inc.

All 5,000,000 shares of our common stock registered in the offering were sold at the initial public offering price per share of $14.00. Net proceeds to the Company were approximately $62.6 million after deducting underwriting discounts and commissions and estimated offering expenses totaling approximately $7.4 million. No payments for such expenses were made directly or indirectly to (i) any of our directors, officers or their associates, (ii) any person(s) owning 10% or more of any class of our equity securities, or (iii) any of our affiliates. The net proceeds have been invested into short-term investment grade securities and money market accounts.

We had intended to use our net proceeds from the initial public offering to fund Zemiva and Azedra clinical trials and research and development activities for our pre-clinical new product candidates, debt repayment as debt becomes due, and general corporate purposes, including capital expenditures and working capital. As of December 31, 2007, we have used a portion of the net proceeds of the initial public offering consistent with our intent discussed immediately above. There has been no material change in our planned use of proceeds from our initial public offering as described in our final prospectus filed with the SEC pursuant to Rule 424(b).

In November 2007, we received approximately $143.0 million in net proceeds, after expenses, from the sale of Bonds and Warrants. As of December 31, 2007, we had $163.0 million in liquid investments, including cash, cash equivalents, and liquid short and long term investments. We believe, based on our operating plans, we have enough cash to fund operations into 2010.

Stock Performance Graph

The following graph shows the cumulative total return, assuming the investment of $100 on February 1, 2007, the date on which our initial public offering was declared effective (our common stock began trading on the NASDAQ Global Market on February 2, 2007), on an investment in each of our common stock, the NASDAQ Index and the S&P Biotechnology Index. The comparisons in the table are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common stock.



DOLLARS
200
175
150
125
100
75
50
25
0
Molecular Insight Pharmaceuticals, Inc.
Nasdaq Index
S&P Biotechnology Index
2/1/07
3/31/07
6/30/07
9/30/07
12/31/07

Company/Index	Base Period 2/1/07	Indexed Returns Quarter Ending 3/31/07	6/30/07	9/30/07	12/31/07
Molecular Insight Pharmaceuticals, Inc.	100	84.26	66.95	48.16	64.26
Nasdaq Index	100	98.33	105.74	109.66	107.75
S&P Biotechnology Index	100	90.02	95.97	103.28	93.55

ITEM 6. *SELECTED FINANCIAL DATA*

The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this filing.

	Year Ended December 31, (In thousands)				
	2003	2004	2005	2006	2007
Consolidated Statements of Operations Data:					
Revenue-research and development grants	$ 723	$ 569	$ 1,232	$ 325	$ 731
Operating expenses:					
Research and development	2,775	5,381	8,855	16,635	40,490
General and administrative	1,266	3,520	11,025	10,211	17,915
Total operating expenses	4,041	8,901	19,880	26,846	58,405
Loss from operations	(3,317)	(8,332)	(18,648)	(26,521)	(57,675)
Other (expense) income:					
Interest income	1	20	488	469	2,572
Interest expense	(3)	(3)	(141)	(1,214)	(4,723)
Interest expense — related parties	(29)	—	—	—	—
Total other (expense) income, net	(30)	17	347	(745)	(2,151)
Net loss	(3,348)	(8,315)	(18,301)	(27,266)	(59,825)
Redeemable convertible preferred stock dividends and accretion of issuance costs	(613)	(1,312)	(4,046)	(4,958)	(1,368)
Net loss attributable to common stockholders	$(3,961)	$ (9,628)	$(22,347)	$(32,224)	$ (61,193)
Basic and diluted net loss per share attributable to common stockholders	$ (1.13)	$ (2.55)	$ (5.30)	$ (7.18)	$ (2.65)
Weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders	3,515	3,773	4,213	4,490	23,054
Cash Dividends Paid per Common Share	$ —	$ —	$ —	$ —	$ —

	As of December 31, (In thousands)				
	2003	2004	2005	2006	2007
Consolidated Balance Sheet Data:					
Cash and cash equivalents(1)	$ 1,711	$ 846	$ 5,811	$ 8,916	$ 62,115
Working capital (deficit)(1)	(1,709)	(2,566)	12,977	598	105,996
Total assets(1)	2,232	1,573	19,654	12,934	176,702
Long term obligations, net of current portion(1)	158	113	3,429	16,382	133,132
Redeemable convertible preferred stock(1)	7,552	15,538	45,236	48,090	—
Total stockholders' (deficit) equity	(9,023)	(17,831)	(35,135)	(61,864)	28,556

(1) The significant increase in cash and cash equivalents, working capital (deficit), total assets and long term obligations and decrease in redeemable convertible preferred stock from December 31, 2006 to December 31, 2007 is a result of proceeds received from our November 2007 sale of senior secured floating rate bonds and the Company's initial public offering in February 2007.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

When you read this section of this Form 10-K, it is important that you also read the financial statements and related notes included elsewhere in this Form 10-K. This section of this annual report contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. We use words such as "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "believe," "intend," "may," "will," "should," "could," and similar expressions to identify forward- looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the factors described below and in the "Risk Factors" section of this Form 10-K.

Overview

We are a biopharmaceutical company specializing in the emerging field of molecular medicine, applying innovations in the identification and targeting of disease at the molecular level to improve patient healthcare by addressing significant unmet medical needs. We are focused on discovering, developing and commercializing innovative and targeted radiotherapeutics and molecular imaging pharmaceuticals with initial applications in the areas of oncology and cardiology. Radiotherapeutics are radioactive drugs, or radiopharmaceuticals, that are systemically administered and selectively target cancer cells to deliver radiation for therapeutic benefit. This ability to selectively target cancer cells allows therapeutic radiation to be delivered to tumors while minimizing radiation exposure to normal tissues. Another application of molecular imaging pharmaceuticals are radiopharmaceuticals that enable early detection of disease through the visualization of subtle changes in biochemical and biological processes.

We currently have one clinical-stage molecular imaging pharmaceutical product candidate, Zemiva, and two clinical-stage radiotherapeutic product candidates, Azedra, which has Orphan Drug status and a Fast Track designation by the U.S. Food and Drug Administration, or FDA, and Onalta, which has Orphan Drug status. We are developing additional product candidates which utilize our proprietary technologies in radiopharmaceuticals area, including our Ultratrace technology and Single Amino Acid Chelate, or SAAC, technology. Using our proprietary technologies, we have identified potential candidates that may be useful in the detection or treatment of prostate cancer, heart failure and neurodegenerative disease, which is a disease characterized by the gradual and progressive loss of nerve cells. Additionally, several other indications relating to the future development for Zemiva have been identified, such as detection of diabetes, chronic kidney disease and heart failure.

We have had no revenue from product sales and have funded our operations through the public offering and private placement of equity securities, debt financings and government grant funding. We have never been profitable and have incurred an accumulated deficit of $145.2 million from inception through December 31, 2007.

We expect to incur significant operating losses for the next several years. Research and development expenses relating to our clinical and pre-clinical product candidates will continue to increase. In particular, we expect to incur increased development costs in connection with our ongoing development efforts and clinical trials for Zemiva, Azedra, Onalta, Solazed and Trofex. We expect general and administrative expense to increase as we prepare for the commercialization of our product candidates, and as we begin to develop our corporate administration to fulfill its responsibilities as a public company.

Recent Financing Transactions

Common Stock Initial Public Offering

On February 7, 2007, the Company completed an initial public offering of 5,000,000 shares of its common stock at a public offering price of $14.00 per share. Net proceeds to the Company were approximately $62.6 million after deducting underwriting discounts and commissions and estimated offering expenses totaling approximately $7.4 million. We intend to use our cash to fund Zemiva and Azedra clinical trials and research and development activities for our pre-clinical new product candidates, debt repayment as debt becomes due, and general corporate purposes, including capital expenditures and working capital. To date, we have used a portion of the net proceeds of the initial public offering consistent with our intent discussed immediately above.

Sale of Bonds and Warrants

On November 9, 2007, the Company entered in a purchase agreement (the "Purchase Agreement") pursuant to which the Company agreed to sell $150,000,000 in senior secured floating rate bonds due 2012 (the "Bonds") and warrants to purchase 6,021,247 shares of our common stock at $5.87 per share (the "Warrants"), for the aggregate consideration of $150,000,000. Net proceeds to the Company, after expenses, were approximately $143.0 million. We intend to use the proceeds to fund research and development activities for our product candidates and general corporate purposes, including capital expenditures and working capital.

The closing of the sale of the Bonds and Warrants occurred on November 16, 2007. The Bonds and Warrants were offered and sold only to qualified institutional buyers under Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to persons outside the United States under Regulation S under the Securities Act. The Bonds and Warrants have not been registered under the Securities Act.

The Bonds are governed by an Indenture (the "Indenture"), dated as of November 16, 2007, between the Company and The Bank of New York Trust Company, N.A. as trustee and collateral agent.

The Bonds have a five-year maturity date and bear a coupon interest rate equivalent to the three month London Inter-Bank Offer Rate ("LIBOR"), plus eight percent, determined on a quarterly basis, beginning on November 16, 2007. The initial quarterly total interest rate was 12.8775%. The quarterly rate is 11.239% for the quarter beginning February 1, 2008. The Bonds are redeemable by the Company, at its option and with a premium, beginning November 16, 2007. Upon certain events of default, there are mandatory redemption provisions which could accelerate the maturity of the Bonds, subject to certain cure periods, and other conditions.

The Warrants have an exercise price of $5.87, which was the bid price of the Company's common stock as of the close of trading on November 8, 2007. The Warrants may be exercised at anytime through five years from the date of issuance.

In connection with the sale of the Bonds and the Warrants, the Company entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), dated as of November 16, 2007, with the initial purchasers of the Bonds and Warrants and certain former holders of the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock of the Company, and certain former holders of convertible promissory notes in the Company. Under the Registration Rights Agreement, the Company provides such parties with certain demand registration rights, S-3 registration rights and piggy-back registration rights.

In connection with the sale of the Bonds and the Warrants, the Company also entered into a Pledge and Security Agreement (the "Pledge and Security Agreement") with The Bank of New York Trust Company, N.A. as collateral agent (the "Collateral Agent") dated as of November 16, 2007. Pursuant to the Pledge and Security Agreement, the Company and its subsidiaries that are a party to such agreement pledged their rights to substantially all of the assets of the Company to the Collateral Agent as security for the obligations of the Company under the above described financing.

The preceding summary of the sale of Bonds and Warrants and the Risk Factors relating to our Bonds and Warrants, are all qualified in their entirety by the terms of the various agreements related to the Bonds and Warrants.

Financial Operations Overview

Revenue — Research and Development Grants. Our revenue to date has been derived from National Institutes of Health, or NIH, grants. We have not had any product sales and do not expect product sales in the near future. In the future, we expect our revenue to consist of product sales and payments from collaborative or strategic relationships, as well as from additional grants. Funding of government grants is subject to government appropriation and all of our government contracts contain provisions which make them terminable at the convenience of the government. The government could terminate, reduce or delay the funding under any of our grants at any time. Accordingly, there is no assurance that we will receive funding of any grants that we may be awarded, including the approximately $384,281 remaining portion of grants that we had been awarded as of December 31, 2007. In the event we are not successful in obtaining any new government grants or extensions to existing grants, our research and development efforts could be adversely affected.

Research and Development Expense. Research and development expense consists of expenses incurred in developing and testing product candidates. These expenses consist primarily of salaries and related expenses for employees, as well as fees for consultants engaged in research and development activities, fees paid to professional service providers for monitoring our clinical trials and for acquiring and evaluating clinical trial data, costs of contract manufacturing services and materials used in clinical trials, depreciation of capital resources used to develop our product candidates and facilities costs. We expense research and development costs as incurred. Certain research and development activities are partially funded by NIH grants described above. All costs related to such grants are included in research and development costs. We believe that significant investment in product development is necessary and plan to continue these investments as we seek to develop our product candidates and proprietary technologies.

For the periods indicated, research and development expenses for our programs in the development of Azedra, Zemiva, Onalta, Solazed, Trofex and other general R&D programs were as follows (in thousands):

	For Years Ending December 31,		
Program	**2005**	**2006**	**2007**
Azedra and Ultratrace platform	$ 485	$ 3,958	$ 6,968
Zemiva	5,309	5,625	12,312
Onalta	—	—	4,946
Solazed	—	—	2,019
Trofex	—	160	1,252
Other platform and general R&D	3,061	6,892	12,993
Total	$8,855	$16,635	$40,490

We in-licensed Onalta and Solazed in November 2006 and January 2007, respectively. R&D development activities began on these two products in 2007.

We do not know if we will be successful in developing our drug candidates. While we expect that expenses associated with the completion of our current clinical programs would be substantial, we believe that such expenses are not reasonably certain. The timing and amount of these expenses will depend upon the costs associated with potential future clinical trials of our drug candidates, and the related expansion of our research and development organization, regulatory requirements, advancement of our preclinical programs and product manufacturing costs, many of which cannot be determined with accuracy at this time based on our stage of development. This is due to the numerous risks and uncertainties associated with the duration and cost of clinical trials, which vary significantly over the life of a project as a result of unanticipated events arising during clinical development, including with respect to:

- the number of clinical sites included in the trial;
- the length of time required to enroll suitable subjects;
- the number of subjects that ultimately participate in the trials; and
- the efficacy and safety results of our clinical trials and the number of additional required clinical trials.

Our expenditures are subject to additional uncertainties, including the terms and timing of regulatory approvals and the expense of filing, prosecuting, defending or enforcing any patent claims or other intellectual property rights. In addition, we may obtain unexpected or unfavorable results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some drug candidates or focus on others. A change in the outcome of any of the foregoing variables in the development of a drug candidate could mean a significant change in the costs and timing associated with the development of that drug candidate. For example, if the FDA or other regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate, or if we experience significant delays in any of our clinical trials, we would be required to expend significant additional financial resources and time on the completion of clinical development. Additionally, future commercial and regulatory factors beyond our control will evolve and therefore impact our clinical development programs and plans over time.

Beyond our three lead drug candidates, we anticipate that we will select drug candidates and research projects for further development on an ongoing basis in response to the preclinical and clinical success, as well as the commercial potential of such drug candidates.

General and Administrative Expense. General and administrative expense consists primarily of salaries and other related costs for personnel in executive, finance, accounting, information technology and human resource functions. Other costs include facility costs not otherwise included in research and development expense, legal fees relating to patent and corporate matters and fees for accounting services.

Stock-Based Compensation Expense. Operating expenses include stock-based compensation expense. Stock-based compensation expense results from the issuance of stock-based awards, such as options and restricted stock to employees, members of our Board of Directors and consultants in lieu of cash consideration for services received. On January 1, 2006 we adopted SFAS No. 123(R) to account for stock-based awards. We use the fair value method of accounting for all other awards. Compensation expense for options and restricted stock granted to employees and nonemployees is classified either as research and development expense or general and administrative expense based on the job function of the individual receiving the grant. These costs of $2.2 million and $1.9 million are included in the Statements of Operations for the years ended December 31, 2007 and December 31, 2006, respectively. See discussion under "Critical Accounting Policies and Estimates — Stock-Based Compensation."

Other (Expense) Income, Net. Other (expense) income, net includes interest income and interest expense. Interest income consists of interest earned on our cash, cash equivalents and short-term investments. Interest expense consists of interest incurred on equipment leases and on debt instruments.

Redeemable Convertible Preferred Stock Dividends and Accretion of Issuance Costs. Redeemable convertible preferred stock dividends and accretion of issuance costs consists of cumulative, undeclared dividends payable on the securities and accretion of the issuance costs and costs allocated to issued warrants to purchase common stock. The issuance costs on these shares and warrants were recorded as a reduction to the carrying value of the redeemable convertible preferred stock when issued, and are accreted to redeemable convertible preferred stock using the interest method through the earliest redemption dates of each series of redeemable convertible preferred stock (A, B and C) by a charge to additional paid-in capital and net loss attributable to common stockholders. Upon the consummation of the initial public offering of the Company on February 1, 2007, the redeemable convertible preferred stock automatically converted into common stock on a 33-for-1 basis and the cumulative but unpaid dividends (with limited exception) converted into common stock based upon formulas established at each issuance date of the securities. Accordingly, we no longer record dividends and accretion on the redeemable convertible preferred stock.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and disclosures of contingent obligations. On an on-going basis, we evaluate our estimates and judgments, including those related to accrued expenses, fair valuation of stock and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Accrued Expenses. As part of the process of preparing consolidated financial statements, we are required to estimate accrued expenses. This process involves identifying services that have been performed on our behalf and estimating the level of services performed and the associated cost incurred for such services as of each balance sheet date in our consolidated financial statements. Examples of estimated expenses for which we accrue include: professional service fees, such as legal and accounting fees; contract service fees, such as fees paid to clinical monitors, data management organizations and investigators in conjunction with clinical trials; fees paid to contract manufacturers in conjunction with the production of clinical materials; and employee bonuses. In connection with such service fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify certain costs which have begun to be incurred, or we under- or over-estimate the level of services performed or the costs of such services, our reported expenses for such period would be too low or too high. Determining the date on which certain services commence, the level of services performed on or before a given date and the cost of such services often involves judgment. We make these judgments in accordance with GAAP based upon the facts and circumstances known to us.

We attempt to mitigate the risk of inaccurate estimates, in part, by communicating with our service providers when other evidence of costs incurred is unavailable.

Stock-Based Compensation. We issue stock awards such as options and restricted stock to employees, members of our Board of Directors and consultants for incentive purposes and in lieu of cash consideration for services received. Prior to the adoption of SFAS No. 123(R), we used the intrinsic value method of accounting for awards to employees and members of our Board of Directors. Under the intrinsic value method, all terms are fixed, the measurement date is the date of grant. Stock-based compensation to the extent the fair value of our common stock exceeds the exercise price of stock options granted to employees on the measurement date is recorded as deferred stock-based compensation in the equity section of the consolidated balance sheets and is amortized on a straight-line basis over the vesting period of the awards, typically four years, in the consolidated statement of operations. In the notes to our consolidated financial statements, we provide pro forma disclosures in accordance with SFAS No. 123 and related pronouncements.

On January 1, 2006 we adopted SFAS No. 123(R) to account for stock-based awards. We historically have not recorded stock-based compensation expense for stock awards issued to employees with fixed terms and with exercise prices at least equal to the fair value of the underlying common stock on the measurement date. Effective January 1, 2006, we began recording compensation costs over the vesting period for the unvested portion of the other awards issued after being considered a public company, which would include awards granted after November 8, 2005, using the grant date fair value. We will continue to record compensation cost on awards issued prior to this date following the provisions of APB Opinion No. 25, i.e. the prospective transition method under SFAS No. 123(R) for the awards granted while not a public company. Compensation cost for awards granted after January 1, 2006 are accounted for under the fair value method and recognized over the requisite service period.

We use the fair value method of accounting for all other awards. For stock options granted to nonemployees, the fair value of the stock options is estimated using the Black-Scholes valuation model. This model utilizes the estimated fair value of the common stock and requires that, at the measurement date of the award, which is usually the date services are completed, we make assumptions with respect to the expected life of the option, the volatility of the fair value of the common stock, risk free interest rates and expected dividend yields of our common stock. Higher estimates of volatility and expected life of the option increase the value of an option and the resulting expense. Stock-based compensation computed on awards to nonemployees is recognized over the period of expected service by the nonemployees (which is generally the vesting period). As the service is performed, we are required to update these assumptions and periodically revalue unvested options and make adjustments to the stock-based compensation expense using the new valuation. These adjustments have resulted in stock-based compensation expense in addition to the amount originally estimated or recorded as the deemed fair value of our stock has increased over the last two years, with a corresponding increase in compensation expense in the consolidated statements of operations in the periods of re-measurement. Ultimately, the final compensation charge for each option grant to nonemployees is unknown until the performance of services is completed. We account for transactions in which services are received in exchange for equity instruments based either on the fair value of such services received from nonemployees or of the equity instruments issued, whichever is more reliably measured. The two factors which most effect charges or credits to operations related to stock-based compensation for nonemployee awards are the fair value of the common stock underlying stock options for which such stock-based compensation is recorded and the volatility of such fair value.

Income Taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax expense in each of the jurisdictions in which we operate. This process involves estimating our current tax expense together with assessing temporary differences resulting from differing treatments of items for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities. As a result of our historical operating losses, as of December 31, 2007, we had federal tax net operating loss carryforwards of approximately $101.8 million (federal), and $100.8 million (state), which expire at various dates from 2012 through 2027 (federal) and from 2008 through 2012 (state). The Company had research and development tax credits of $860,000 (federal) and $420,000 (state), which are available to offset future tax liabilities when incurred, which begin to expire in 2018 for federal and 2012 for state and fully expire in 2022 (federal) and 2022 (state).

As of December 31, 2007 we had a deferred tax asset aggregating $62.7 million. We have recorded a full valuation allowance of these otherwise recognizable deferred tax assets due to the uncertainty surrounding the timing of the realization of the tax benefit. In the event that we determine in the future that we will be able to realize all or a portion of the deferred tax asset, a reduction in the deferred tax valuation allowance would increase net income or reduce the net loss in the period in which such a determination is made. The Tax Reform Act of 1986 contains provisions that limit the utilization of net operating loss carryforwards and credits available to be used in any given year in the event of significant changes in ownership interest, as defined. The amount of the net operating loss carryforwards that may be utilized to offset future taxable income, when earned, may be subject to certain limitations, based upon changes in the ownership of our stock that have and/or may occur. We have not conducted an evaluation as to whether any portion of our tax loss carryforwards have been limited, and therefore, based upon the changes in ownership, a limitation may have occurred.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). Under FIN 48, the financial statements reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts.

In connection with the adoption of the provisions of FIN 48 on January 1, 2007 the Company reviewed its tax positions. The company's adoption of FIN 48 had no cumulative effect on its deficit accumulated during the development stage. The tax authorities could challenge tax positions taken by the Company for the periods for which there are open tax years. The Company is open to challenge for the periods of 1997 through 2007 from federal and the Commonwealth of Massachusetts jurisdictions.

Valuation of Bonds, Warrants and Derivative Financial Instruments

Floating Rate Bonds and Embedded Derivative. Our senior secured floating rate Bonds issued in November 2007 constitute a hybrid instrument that includes a debt host contract containing an embedded derivative feature (a contingent mandatory repayment provision) that requires bifurcation and separate accounting as a derivative instrument pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). We valued the derivative financial instrument with the assistance of valuation specialists and will remeasure it at each reporting period. The initial value of the embedded derivative was approximately $200,000 and did not change materially at December 31, 2007. Changes in fair value will be recorded as either a gain or loss in the consolidated statement of operations in other income (expense). The carrying value of the debt is being accreted to its face value of $150 million over its five year term using the effective interest method.

Warrants. We have issued common stock Warrants in connection with the issuance of the Bonds. The fair value of the Warrants was determined using the Black Scholes model using assumptions regarding volatility of our common stock price, remaining life of the Warrant, 0% dividend rate and a five year, risk-free interest rate and amounted to $19.5 million. The Warrants are not considered derivative liabilities as defined in SFAS 133 and, accordingly, the fair value of the Warrants has been recorded at the date of issuance in additional paid-in capital.

Results of Operations

Years Ended December 31, 2007 and 2006

Revenue — Research and Development Grants. Revenue increased by $406,000, or 125%, to $731,000 for the year ended December 31, 2007 from $325,000 for the year ended December 31, 2006. The Company receives funding under various Research and Development grants and the 2007 increase over 2006 is primarily attributed to the increased workload and reimbursable expenses attributable to 2007 active grants.

Research and Development Expense. Research and development expense increased $23.9 million, or 143%, to $40.5 million for the year ended December 31, 2007 from $16.6 million for the year ended December 31, 2006. Year over year incremental spending is a result of: $8.6 million for the clinical trials of Zemiva and Azedra, $3.0 million for manufacturing, $3.7 million for the costs Onalta and Solazed license agreements, $3.2 million in additional compensation related expense, including stock based compensation, due to growth in personnel and $1.1 million for pre-clinical testing.

As clinical sites are initiated and patients are enrolled in our clinical programs, we anticipate incurring increased costs from professional service firms helping to support the clinical program by performing independent clinical monitoring, data acquisition and data evaluation. We also anticipate incurring increased costs related to hiring of additional research and development and clinical personnel and increased costs associated with production and distribution of clinical trial material. We also expect that our research and development expense will increase as we pursue the identification and development of other product candidates, which we plan to fund through our own resources or through strategic collaborations.

General and Administrative Expense. General and administrative expense increased $7.7 million, or 75%, to $17.9 million for the year ended December 31, 2007 from $10.2 million for the year ended December 31, 2006. The primary increases in 2007 were legal costs of $1.8 million, consulting, facility related and insurance expenses of $1.6 million, accounting and audit fees of $2.2 million, payroll and relocation costs of $1.8 million, corporate communications costs of $800,000, and a reserve for prepaid expenses and other current assets of $490,000. The growth in legal expenses are due to higher operating costs as a public company and due to increased patent work. Accounting, audit, payroll and corporate communications costs have also increased as a result of our status as a public company and the additional costs associated with implementing Sarbanes-Oxley compliance.

Other (Expense) Income, Net. Net other (expense) increased $(1.4) million to $(2.1) million for the year ended December 31, 2007 from net other (expense) of $(745,000) for the year ended December 31, 2006. For the years ended 2007 and 2006, interest income was $2.6 million and $469,000, respectively, and interest expense was $(4.7) million and $(1.2) million, respectively. The increase in interest income of $2.1 million is due to investment earnings on the $143.0 million in net cash proceeds from the November 2007 issuance of Bonds. The increase in interest expense of $3.6 million over 2006 was primarily due to the non-cash interest expense of $1.1 million resulting from the remaining unamortized discount realized on the convertible notes which were converted to common stock upon the completion of the initial public offering and accrued interest of $2.4 million on the $150.0 million of Bonds sold in November, 2007.

Redeemable Convertible Preferred Stock Dividends and Accretion of Issuance Costs. Redeemable convertible preferred stock dividends and accretion of issuance costs decreased $3.6 million to $1.4 million for the year ended December 31, 2007 from $5.0 million for the year ended December 31, 2006. The $3.6 million decrease was a direct result of the initial public offering and the conversion of the preferred stock to common stock on February 1, 2007. Subsequent to the initial public offering the redeemable convertible preferred stock was no longer outstanding, and, accordingly, no further preferred stock dividends were necessary.

Years Ended December 31, 2006 and 2005

Revenue — Research and Development Grants. Revenue decreased by $907,000, or 74%, to $325,000 for the year ended December 31, 2006 from $1,232,000 for the year ended December 31, 2005. During 2006 and 2005 we received funding under eight grants with the majority of effort and reimbursable expenses incurred in 2005.

Research and Development Expense. Research and development expense increased $7.7 million, or 84%, to $16.6 million for the year ended December 31, 2006 from $8.9 million for the year ended December 31, 2005. 2006 included $2.4 million of costs for the Zemiva Normals and Azedra dosimetry clinical trials as well as $1.6 million of costs for manufacturing set-up for future Zemiva and Azedra clinical trials, while 2005 included Phase 2b Zemiva clinical trial costs in the first half of 2005. Also contributing to the increase was $1.4 million in additional compensation related expense in the 2006 compared to the 2005 period due to growth in personnel hired in the second half of 2005 and employed for the full year in 2006. Stock-based compensation expense decreased by $11,000 to $219,000 in 2006 from $230,000 in 2005, due primarily to a decrease in the estimated fair value of our stock price in 2006. During 2005, we experienced an increase in the deemed face value in our common stock which increased compensation expense associated with certain awards subject to variable accounting treatment.

As clinical sites are initiated and patients are enrolled in our clinical programs, we anticipate incurring increased costs from professional service firms helping to support the clinical program by performing independent clinical monitoring, data acquisition and data evaluation. We also anticipate incurring increased costs related to hiring of additional research and development and clinical personnel and increased costs associated with production and distribution of clinical trial material. We also expect that our research and development expense will increase as we pursue the identification and development of other product candidates, which we plan to fund through our own resources or through strategic collaborations.

General and Administrative Expense. General and administrative expense decreased $800,000, or 7.3%, to $10.2 million for the year ended December 31, 2006 from $11.0 million for the year ended December 31, 2005. The decrease was primarily attributed to lower costs in 2006 associated with our postponed initial public offering. In 2005 costs associated with our postponed initial public offering totaled $2.2 million compared to $720,000 in 2006. Costs associated with our initial public offering beginning in the second half of 2006 were capitalized. Partly offsetting the decreases was an increase in compensation expense related to our growth in administrative headcount from 5 in the beginning of 2005 to 10 at the end of 2006. Stock-based compensation decreased $900,000 to $1.7 million in 2006 compared to $2.6 million in the 2005, due primarily to a decrease in the estimated fair value of our stock price in 2006. During 2005, we experienced an increase in the deemed face value in our common stock which increased compensation expense associated with certain awards subject to variable accounting treatment. The 2006 decrease in stock-based compensation was offset in part by adoption of SFAS No. 123(R), which resulted in charges of $127,000.

We anticipate greater general and administrative expenses, such as additional costs for investor relations, increased costs for Sarbanes-Oxley compliance and other activities associated with operating as a publicly-traded company. These increases will also include the hiring of additional finance and administrative personnel. In addition, we expect to continue to incur greater internal and external business development costs to support our various product development efforts, which can vary from period to period.

Other (Expense) Income, Net. Other (expense) income, net decreased $1.1 million to $(745,000) for the year ended December 31, 2006 from net other income of $347,000 for the year ended December 31, 2005. During 2006 and 2005, interest income was $469,000 and $489,000, respectively, and interest expense was $1.2 million and $141,000, respectively. The increase in interest expense for the 2006 compared to 2005 was primarily due to interest expense on a note payable issued in September 2005 and fully outstanding for all of 2006 as well as additional interest expense resulting from convertible notes issued in September 2006.

Redeemable Convertible Preferred Stock Dividends and Accretion of Issuance Costs. Redeemable convertible preferred stock dividends and accretion of issuance costs increased $911,000 to $5.0 million for the year ended December 31, 2006 from $4.1 million for the year ended December 31, 2005. This increase was attributable to Series C outstanding for the entire twelve months in 2006 compared to only six months in the 2005 period. A 2005 period special dividend related to the year ending December 31, 2005 was accrued and largely contributed to the 2005 dividend amount. Upon completion of the initial public offering no redeemable convertible preferred stock will be outstanding, and, accordingly, there will be no further accrual of dividends or accretion of issuance costs on these shares after completion of the public offering and the required conversion.

Liquidity and Capital Resources

Sale of Bonds and Warrants

On November 16, 2007, the Company sold the Bonds and Warrants for an aggregate total of $150,000,000. Net proceeds to the Company, after expenses, was approximately $143.0 million. We intend to use the proceeds to fund research and development activities for our product candidates and general corporate purposes, including capital expenditures and working capital.

Initial Public Offering of Common Stock

On February 1, 2007, the Company's initial public offering of 5,000,000 shares of its common stock registered on the registration statement of Form S-1, as amended (Registration No. 333-129570) was declared effective by the SEC. The initial public offering was at a price of $14.00 per share. Warrants automatically convertible upon the initial public offering were also exercised at this time. Net proceeds to the Company were approximately $62.6 million after deducting underwriting discounts and commissions and estimated offering expenses totaling approximately $7.4 million. We are using the proceeds to fund Zemiva and Azedra clinical trials and research and development activities for our pre-clinical new product candidates and general corporate purposes, including capital expenditures and working capital.

Financing Prior to IPO and Sale of Bonds and Warrants

Prior to our IPO, we financed our business primarily through the issuance of equity securities, revenues from government grants, debt financings and equipment leases. Through December 31, 2006, we had received net cash proceeds of $49.3 million from the issuance of shares of preferred and common stock, $15.2 million from issuance of convertible notes payable, $5.0 million from a note payable, and $4.3 million from government grants.

Liquidity at December 31, 2007

At December 31, 2007, we had $62 million in cash and cash equivalents, $57 million in short term investments, and $44 million in investments mainly in U.S. treasury bills over 90 days, for a total of $163 million available to finance future operations. Our cash and cash equivalents, and investments are held at three financial institutions, and are mainly invested in U.S. treasuries, to reduce our concentration risk. Management believes that these financial institutions are of high credit quality.

Since our inception, we have generated significant operating losses in developing our product candidates, accordingly, we have historically used cash to fund our operating activities. For the year ended December 31, 2007, we used approximately $60 million to fund operating losses which includes ongoing research and development activities, clinical trials expenses, and administrative expenses. As we continue to develop our product candidates and begin to incur increased sales and marketing costs related to commercialization of our future products, we expect to incur additional operating losses until such time, if any, as our efforts result in commercially viable products.

Based on our operating plans, including our contractual obligations as outlined below, we believe that the proceeds from our sale of bonds and warrants and our initial public offering, together with our existing cash resources and government grant funding as of December 31, 2007, will be sufficient to finance our planned operations through 2009. However, over the next several years, we will require significant additional funds to conduct clinical and non-clinical trials, achieve regulatory approvals and, subject to such approvals, commercially launch Azedra, Onalta and Zemiva. Our future capital requirements will depend on many factors, including the scope of progress made in our research and development activities and our clinical trials' results. We may also need additional funds for possible future strategic acquisitions of businesses, products or technologies complementary to our business. If additional funds are required, we may raise such funds from time to time through public or private sales of equity or from new borrowings. Financing may not be available to us on acceptable terms, or at all, and our failure to raise capital when needed could materially adversely impact our growth plans and our financial condition and results of operations. If available, additional equity financing may be dilutive to holders of our common stock and debt financing may involve significant cash payment obligations and covenants that restrict our ability to operate our business.

Annual Cash Flows

Years Ended December 31, 2007 and 2006

Net cash used in operating activities increased by $22.8 million to $44.9 million for the year ended December 31, 2007 compared to $22.1 million for the year ended December 31, 2006. The increase in cash used was due primarily to an increase in the net loss of $32.5 million, of which R&D program related expenditures accounted for $23.9 million of the increase in net loss. Net cash used by investing activities increased by $117.3 million to $105.4 million for the year ended December 31, 2007 compared to $11.9 million in 2006. The primarily reason for the decrease was due to the purchase of U.S. Treasury notes. Net cash provided by financing activities increased by $190.2 million to $203.5 million for the year ended December 31, 2007 compared to $13.3 million used in 2006. The increase for year ended December 31, 2007 was primarily due to the sale of common stock at the initial public offering and the issuance of bonds payable.

Years Ended December 31, 2006 and 2005

Net cash used in operating activities increased by $7.9 million to $22.1 million for the year ended December 31, 2006 compared to $14.2 million for the year ended December 31, 2005. The increase in cash used was due primarily to an increase in the net loss of $8.8 million primarily related to expenditures on Zemiva and Azedra clinical trials and manufacturing. Net cash provided by investing activities increased by $24.7 million to $11.9 million for the year ended December 31, 2006 compared to $12.8 million used in 2005. This increase was due to the maturity of investments during the year ended December 31, 2006. Net cash provided by the financing activities decreased by $18.7 million to $13.3 million for the year ended December 31, 2006 compared to $32.0 million in 2005. The primarily reason for the decrease was due to proceeds from Series C redeemable preferred stock included in 2005. In 2006 we received proceeds of $15.4 million from the issuance of convertible notes, and made payments of $1.7 million on notes payable.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2007:

Contractual Obligations	Payments Due by Period				
	Total	Under 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)				
Operating leases	$ 247	$ 247	$ —	$ —	$—
Development and manufacturing purchase obligations(1)	5,351	2,165	3,186	—	—
Bonds payable(2)	150,000	—	—	150,000	—
Commitments for clinical trials	788	788	—	—	—
Estimated interest on bonds payable(3)	125,000	—	—	125,000	—
Total contractual obligations	$281,386	$3,200	$3,186	$275,000	$—

(1) We are party to a number of licenses that give us rights to third-party intellectual property that is necessary or useful for our business. Under those licenses, we are obligated to pay to the third parties various fees, royalties or milestone payments.

(2) See Note 7 "Debt" to the Consolidated Financial Statements

(3) Assumes PIK interest for the first three years and cash interest thereafter using an estimated interest rate of approximately 13%.

Operating Leases

The Company rents laboratory and office space located in Cambridge, Massachusetts, under two operating leases. The first lease is a non-cancelable lease that terminates June 2008, and does not contain an option to renew. The second lease is a non-cancelable lease that terminates May 2008, and contains an option to renew for six months. The lease agreements provide that the Company pay fixed monthly rental payments of $39,362. Total rent expense, including amortization of a deferred rent liability, under these arrangements was $205,754, $336,691 and $417,375 in the years 2005, 2006, and 2007 respectively. As of December 31, 2007, our commitments under operating leases consist of payments related to our real estate leases in Cambridge, Massachusetts, expiring on June 30, 2008. The commitment is $231,044 for the year 2008. We are currently negotiating a new lease with the landlord for the same real estate in Cambridge, Massachusetts.

The Company also leases two apartments at a cost of approximately $4,200 per month pursuant to two renewable 1-year leases (both expiring in May 2008).

Capital Leases

As of December 31, 2007, we had no capital leases.

Off-Balance Sheet Arrangements

Other than the operating leases for our office and laboratory space, we do not engage in off-balance sheet financing arrangements.

Funding Requirements

We expect to devote substantial resources to further our commercialization efforts. Our future funding requirements and our ability to raise additional capital will depend on factors that include:

- the timing and amount of expense incurred to complete our clinical trials;
- the costs and timing of the regulatory process as we seek approval of our products in development;
- the advancement of our pipeline products into development;

- the timing, receipt and amounts of milestone payments to our existing development partners;
- our ability to generate new relationships with industry partners whose business plans seek long-term commercialization opportunities which allow for up-front deposits or advance payments in exchange for license agreements;
- the timing, receipt and amount of sales, if any, from our products in development;
- the cost of manufacturing (paid to third parties) of our licensed products, and the cost of marketing and sales activities of those products;
- the continued willingness of our vendors to provide trade credit on historical terms;
- the costs of prosecuting, maintaining, and enforcing patent claims, if any claims are made;
- our ability to maintain existing collaborative relationships and establish new relationships as we advance our products in development; and
- the receptivity of the financial market to biopharmaceutical companies.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which establishes a framework for measuring fair value and expands disclosures about the use of fair value measurements and liabilities in interim and annual reporting periods subsequent to initial recognition. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, the Statement does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, but was amended on February 6, 2008, to defer the effective date for one year for certain nonfinancial assets and liabilities beginning January 1, 2008. The Company is currently evaluating the impact that adoption of this standard will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. The Company is currently evaluating the impact that adoption of this standard will have on its financial statements.

In June 2007, the FASB ratified the consensus reached by the EITF on Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities* ("EITF Issue No. 07-3"). EITF Issue No. 07-3 states that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services performed. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF Issue No. 07-3 is effective for fiscal years beginning after December 15, 2007 and earlier application is not permitted. We often enter into agreements for research and development goods and service. The Company is currently evaluating the impact that adoption of this standard will have on its financial statements.

In December 2007, the FASB ratified the consensus reached by the EITF on Issue No. 07-1, *Accounting for Collaborative Agreements* ("EITF Issue No. 07-1"). EITF Issue No. 07-1 provides the definition of a collaborative agreement and guidelines to assist an entity in determining whether or not it is a party in a collaborative agreement. EITF Issue No. 07-1 states that costs incurred and revenues generated from transactions with third parties shall be reported in accordance with EITF Issue No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*. EITF Issue No. 07-1 also provides minimum disclosure requirements for an entity's collaboration agreements and transition guidance. EITF Issue No. 07-1 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact that adoption of this standard will have on its financial statements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK*

Interest Rate Risk due to Variable Interest Rates on Bonds

We are exposed to interest rate risk from changes in the three month LIBOR (London Inter-Bank Offer Rate) rate that is the base rate of our $150,000,000 outstanding Bonds. The Bonds have a five-year maturity date and bear an interest rate equivalent to the LIBOR plus eight percent, determined on a quarterly basis. The initial quarterly total interest rate was 12.8775%. A one percent increase in the three month LIBOR interest rate would add $1.5 million in annual interest expense. During the first three years that the Bonds are outstanding, interest payments not paid in cash may be paid by issuing additional Bonds, which increases the Company's overall debt levels. An increase in the LIBOR rate on our debt levels could affect operating results as well as our financial position and cash flows.

Although we have not at the present time employed derivative financial instruments to limit the impact on cash flows of the volatility in the LIBOR interest rate, we may in the future employ derivative financial instruments such as swaps, collars, forwards, options or other instruments to limit the volatility to earnings and cash flows generated by this exposures. Derivative financial instruments will be executed solely as risk management tools and not for trading or speculative purposes. We may employ derivative contracts in the future which are not designated for hedge accounting treatment under SFAS No. 133, which may result in volatility to earnings depending upon fluctuations in the underlying markets.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA*

The financial statements required by this item are located beginning on page F-1 of this report.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A(T). *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this annual report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007 in providing them with material information related to the Company in a timely manner, as required to be disclosed in the reports the Company files under the Exchange Act.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

The Company's management has used the criteria established in the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), to evaluate the effectiveness of the Company's internal control over financial reporting. Management has selected the COSO framework for its evaluation as it is a control framework recognized by the SEC and the Public Company Accounting Oversight Board, that is free from bias, permits reasonably consistent qualitative and quantitative measurement of the Company's internal controls, is sufficiently complete so that relevant controls are not omitted, and is relevant to an evaluation of internal controls over financial reporting.

Based on our assessment, management has concluded that our internal control over financial reporting, based on criteria established in "Internal Control-Integrated Framework" issued by COSO was effective as of December 31, 2007.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. The Company's internal control over financial reporting was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

During the fourth quarter of fiscal year 2007, the Company experienced significant changes in internal control over financial reporting. The quantity and quality of financial personnel changed starting with the addition of a Chief Financial Officer in August 2007 who has significant experience in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, as well as deep experience in the design and implementation of internal control systems, re-engineering of business processes, and a successful track record of implementing integrated IT systems. Two senior staff members were also recruited who possess CPA certifications and have strong GAAP skills in addition to financial reporting and analysis, internal financial and operational controls and processes, budgeting and planning, and experience managing the financial closing process. Other financial and IT staff were also added with specific experience in accounting systems, process design, and purchasing. Further, the Company hired a nationally recognized consulting firm which specializes in the implementation of internal controls and reporting for international companies to rigorously document, test, and remediate our internal controls over financial reporting. As a result, the Company invested heavily in both internal and external resources and capabilities to remediate the existing weaknesses and implemented a detailed framework to ensure the successful implementation and recurring performance of the internal controls over financial reporting.

Other than the items noted above, there were no other changes in the Company's internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

ITEM 9B. ***OTHER INFORMATION***

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information in response to this item is hereby incorporated by reference to the information under the caption "DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE" presented in our definitive proxy statement to be filed with the Securities and Exchange Commission and used in connection with the solicitation of proxies for the Company's 2008 Annual Meeting of Shareholders (the "Proxy Statement").

ITEM 11. *EXECUTIVE COMPENSATION*

The information in response to this item is hereby incorporated by reference to the information under the caption "COMPENSATION OF EXECUTIVE OFFICERS" presented in the Company's Proxy Statement. Information appearing in the Proxy Statement under the headings "REPORT ON EXECUTIVE COMPENSATION BY THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS," "COMMON STOCK PERFORMANCE" and "REPORT OF AUDIT COMMITTEE" is not incorporated herein and should not be deemed to be included in this annual report for any purposes.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information in response to this item is hereby incorporated by reference to the information under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS" presented in the Company's Proxy Statement.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information in response to this item is hereby incorporated by reference to the information under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE" presented in the Company's Proxy Statement.

ITEM 14. *PRINCIPAL ACCOUNTANTS FEES AND SERVICES*

The information required by this item is incorporated by reference to the section entitled "PRINCIPAL ACCOUNTANT FEES AND SERVICES" presented in the Company's Proxy Statement.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of this Report:

(1) Financial Statements

See Index to Financial Statements on page F-1.

(2) Supplemental Schedules

All other schedules have been omitted because the required information is not present in amounts sufficient to require submission of the schedule, or because the required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits

See the Index to Exhibits attached to this report.

(b) The exhibits listed in the Index to Exhibits attached to this annual report are filed as part of, or incorporated by reference into, this annual report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.

By: /s/ DAVID S. BARLOW
David S. Barlow
Chairman and Chief Executive Officer

By: /s/ DONALD E. WALLROTH
Donald E. Wallroth
Chief Financial Officer

Date: March 31, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and as of the date indicated:

Signature	Title	Date
By: /s/ DAVID S. BARLOW David S. Barlow	Chief Executive Officer; Chairman of the Board (principal executive officer)	March 31, 2008
By: /s/ JOHN W. BABICH, PH.D. John W. Babich, Ph.D.	President; Director	March 31, 2008
By: /s/ JOHN MCCRAY John McCray	Chief Operating Officer	March 31, 2008
By: /s/ DONALD E. WALLROTH Donald E. Wallroth	Chief Financial Officer (principal financial officer and principal accounting officer)	March 31, 2008
By: /s/ DANIEL FRANK Daniel Frank	Director	March 31, 2008
By: /s/ LIONEL STERLING Lionel Sterling	Director	March 31, 2008
By: /s/ DAVID M. STACK David M. Stack	Director	March 31, 2008
By: /s/ HARRY STYLLI, PH.D. Harry Stylli, Ph.D.	Director	March 31, 2008
By: /s/ SCOTT GOTTLIEB, M.D. Scott Gottlieb, M.D.	Director	March 31, 2008

MOLECULAR INSIGHT PHARMACEUTICALS, INC. AND SUBSIDIARIES
(A Development Stage Company)

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Molecular Insight Pharmaceuticals, Inc.
Cambridge, Massachusetts

We have audited the accompanying consolidated balance sheets of Molecular Insight Pharmaceuticals, Inc. and subsidiaries (a development stage company) (the "Company") as of December 31, 2006 and 2007, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2007 and for the period from January 10, 1997 (date of inception) to December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, and for the period from January 10, 1997 (date of inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,* effective January 1, 2007.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
March 31, 2008

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2006	As of December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 8,915,857	$ 62,115,257
Investments	—	57,087,609
Accounts receivable	127,924	324,328
Prepaid expenses and other current assets	1,563,314	1,481,561
Total current assets	10,607,095	121,008,755
Property and equipment — net	886,783	4,732,689
Debt issuance costs — net	—	7,167,701
Deferred stock offering costs	982,195	—
Other assets	458,102	—
Investments	—	43,792,728
Total assets	$ 12,934,175	$ 176,701,873
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDER'S (DEFICIT) EQUITY		
Current liabilities:		
Notes payable, current portion	$ 1,734,672	$ —
Accounts payable	1,499,830	2,701,988
Accrued expenses	5,812,055	11,027,078
Accounts payable and accrued expenses — related parties	684,243	1,284,055
Success fee derivative liability	278,000	—
Total current liabilities	10,008,800	15,013,121
Bonds payable — net of discount		133,132,390
Notes payable — less current portion	1,832,384	—
Convertible notes payable	5,093,884	—
Convertible notes payable — related party	9,433,119	—
Convertible notes payable — accrued interest	111,255	—
Convertible notes payable — accrued interest related party	206,028	—
Deferred rent	22,568	—
Commitments and contingencies (Note 11)		
Redeemable convertible preferred stock, $0.01 par value — at carrying value, including accrued dividends; authorized 359,515 shares at December 31, 2006 and 2007; 315,570 shares issued and outstanding at December 31, 2006 and zero shares at December 31, 2007	48,089,941	—
Stockholders' (deficit) equity:		
Common stock, $0.01 par value; authorized, 100,000,000 shares at December 31, 2006 and 2007; issued and outstanding, and 4,637,493 and 24,953,146 shares at December 31, 2006 and 2007, respectively	46,375	249,530
Additional paid-in capital	23,770,599	173,578,150
Deferred stock-based compensation	(352,224)	(164,225)
Accumulated other comprehensive income (loss)	(520)	46,122
Deficit accumulated during the development stage	(85,328,034)	(145,153,215)
Total stockholders' (deficit) equity	(61,863,804)	28,556,362
Total liabilities, redeemable convertible preferred stock and stockholders' (deficit) equity	$ 12,934,175	$ 176,701,873

See notes to consolidated financial statements.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007	Period from January 10, 1997 (Date of Inception) through December 31, 2007
Revenue — research and development grants	$ 1,232,084	$ 325,068	$ 730,672	$ 5,146,265
Operating expenses:				
Research and development	8,652,801	16,383,307	40,076,815	84,254,039
Research and development — related parties	202,539	251,899	413,594	1,520,895
General and administrative	9,991,013	8,381,662	14,589,613	45,595,803
General and administrative — related parties	1,034,069	1,829,502	3,325,255	6,936,582
Amortization of licensed patent rights	—	—	—	9,767,130
Total operating expenses	19,880,422	26,846,370	58,405,277	148,074,449
Loss from operations	(18,648,338)	(26,521,302)	(57,674,605)	(142,928,184)
Other (expense) income:				
Interest income	488,506	468,882	2,572,103	3,724,143
Interest expense	(140,988)	(1,213,798)	(4,722,679)	(6,125,308)
Interest expense-related parties	—	—	—	(57,200)
Management fee income-related party	—	—	—	233,334
Total other (expense) income, net	347,518	(744,916)	(2,150,576)	(2,225,031)
Net loss	(18,300,820)	(27,266,218)	(59,825,181)	(145,153,215)
Redeemable convertible preferred stock dividends and accretion of issuance costs	(4,046,637)	(4,957,900)	(1,368,037)	(12,297,601)
Net loss attributable to common stockholders	$(22,347,457)	$(32,224,118)	$(61,193,218)	$(157,450,816)
Basic and diluted net loss per share attributable to common stockholders	$ (5.30)	$ (7.18)	$ (2.65)	
Weighted average shares used to compute basic and diluted loss per share attributable to common stockholders	4,213,484	4,489,661	23,053,719	

See notes to consolidated financial statements.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' (DEFICIT) EQUITY

	Redeemable Convertible Preferred Stock, $0.01 Par Value		Stockholders' Deficit								
			Common Stock $0.01 Par Value			Treasury Stock					
	Number of Shares	Carrying Value	Number of Shares	Par Value	Additional Paid-In Capital	Number of Shares	Cost	Note Receivable from Stockholder	Deferred Stock-Based Compensation	Deficit Accumulated During the Development Stage	Total Stockholders' (Deficit) Equity
Inception of company, January 10, 1997											
Issuance of common stock in 1997	—	—	499,467	$ 4,995	$ 553,259	—	$ —	—	$ (546,000)	$ —	$ 12,254
Issuance of common stock for services in 1997	—	—	307,800	3,078	1,688,372	—	—	—	(1,673,200)	—	18,250
Issuance of common stock in 1998	—	—	132,115	1,321	1,286,800	—	—	—	—	—	1,288,121
Issuance of common stock in 1999	—		108,333	1,083	1,623,917	—	—	—	—	—	1,625,000
Repurchase of common stock in 1999	—	—	—	—	—	(210,000)	(50,400)	—	—	—	(50,400)
Issuance of common stock and warrants, net of $663,406 of issuance costs in 2000	—	—	376,367	3,764	5,249,330	—	—	—	—	—	5,253,094
Issuance of common stock for services in 2000	—	—	850	8	12,742	—	—	—	—	—	12,750
Purchase of Zebra Pharmaceuticals in 2000	—	—	349,526	3,495	9,959,120	—	—	—	—	—	9,962,615
Retirement of Treasury Stock in 2000	—	—	(35,000)	(350)	(50,050)	210,000	50,400	—	—	—	—
Issuance of common stock in 2002	—	—	1,676,283	16,763	(16,763)	—	—	—	—	—	—
Warrants issued in connection with notes payable to stockholders in 2002	—	—	—	—	2,200	—	—	—	—	—	2,200
Issuance of Series A redeemable convertible preferred stock, net of $259,843 of issuance costs in 2003	94,697	5,555,610	—	—	—	—	—	—	—	—	—
Issuance of Series A redeemable convertible preferred stock as stock-based compensation in 2003	6,476	349,704	—	—	—	—	—	—	—	—	—
Conversion of accounts payable, accrued expenses, and notes into Series A redeemable convertible preferred stock in 2003	19,144	1,033,871	—	—	—	—	—	—	—	—	—
Preferred stock dividends in 2003	—	560,926	—	—	(560,926)	—	—	—	—	—	(560,926)
Accretion of issuance costs in 2003	—	51,969	—	—	(51,969)	—	—	—	—	—	(51,969)
Issuance of restricted common stock in 2003	—	—	547,500	5,475	323,025	—	—	(295,650)	—	—	32,850
Issuance of common stock upon exercise of stock options in 2004	—	—	329,332	3,293	191,456	—	—	—	—	—	194,749
Issuance of common stock upon exercise of warrant in 2004	—	—	33,951	340	54,660	—	—	—	—	—	55,000
Issuance of Series B redeemable convertible preferred stock and common stock warrants, net of $198,514 of issuance costs in 2004	52,670	6,542,786	—	—	211,000	—	—	—	—	—	211,000
Conversion of accounts payable into Series B redeemable convertible preferred stock in 2004	993	131,076	—	—		—	—	—	—	—	
Preferred stock dividends in 2004	—	1,016,920	—	—	(1,016,920)	—	—	—	—	—	(1,016,920)
Accretion of issuance costs and warrants in 2004	—	295,212	—	—	(295,212)	—	—	—	—	—	(295,212)
Stock-based compensation from inception to December 31, 2004	—	—	—	—	3,433,769	—	—	—	1,803,542	—	5,237,311
Net loss from inception to December 31, 2004	—	—	—	—	—	—	—	—	—	(39,760,996)	(39,760,996)
Balance, December 31, 2004	173,980	15,538,074	4,326,524	43,265	22,597,810	—	—	(295,650)	(415,658)	(39,760,996)	(17,831,229)

(continued)

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' (DEFICIT) EQUITY — (Continued)

	Redeemable Convertible Preferred Stock, $0.01 Par Value		Stockholders' Deficit								
			Common Stock $0.01 Par Value		Additional Paid-In Capital	Note Receivable from Stockholder	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Loss	Deficit Accumulated During the Development Stage	Total Stockholders' (Deficit) Equity	Total Comprehensive Loss
	Number of Shares	Carrying Value	Number of Shares	Par Value							
Balance, January 1, 2005	173,980	15,538,074	4,326,524	43,265	22,597,810	(295,650)	(415,658)	—	(39,760,996)	(17,831,229)	
Exercise of common stock options	—	—	126,169	1,262	74,439		—	—	—	75,701	
Collection of note receivable from stockholder	—	—	—	—	—	295,650	—	—	—	295,650	
Issuance of Series C redeemable convertible preferred stock, net of $1,106,800 of issuance costs	141,590	27,470,581	—	—	24,000	—	—	—	—	24,000	
Series B warrant modification	—	(560,000)	—	—	560,000	—	—	—	—	560,000	
Preferred stock dividends	—	2,416,820	—	—	(2,416,820)	—	—	—	—	(2,416,820)	
Accretion of issuance costs and warrants	—	370,270	—	—	(370,270)	—	—	—	—	(370,270)	
Stock-based compensation for nonemployee awards	—	—	—	—	166,728	—	—	—	—	166,728	
Deferred stock-based compensation	—	—	—	—	3,576,800	—	(3,576,800)	—	—	—	
Amortization of deferred stock-based compensation	—	—	—	—	—	—	2,672,488	—	—	2,672,488	
Unrealized holding loss on available-for-sale investments	—	—	—	—	—	—	—	(10,351)	—	(10,351)	$ (10,351)
Net loss	—	—	—	—	—	—	—	—	(18,300,820)	(18,300,820)	(18,300,280)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	$(18,311,171)
Balance, December 31, 2005	315,570	45,235,745	4,452,693	44,527	24,212,687		(1,319,970)	(10,351)	(58,061,816)	(35,134,923)	
Adoption of SFAS 123(R)	—	—	—	—	(798,146)	—	798,146	—	—	—	
Exercise of Common Stock Options	—	—	184,800	1,848	126,272	—	—	—	—	128,120	
Warrants issued in conjunction with convertible notes payable	—	—	—	—	954,758	—	—	—	—	954,758	
Preferred stock dividends	—	2,540,010	—	—	(2,540,010)	—	—	—	—	(2,540,010)	
Accretion of issuance costs	—	314,186	—	—	(314,186)	—	—	—	—	(314,186)	
Stock-based compensation for nonemployee awards	—	—	—	—	1,023,079	—	—	—	—	1,023,079	
Stock-based compensation for employee awards	—	—	—	—	733,539	—	—	—	—	733,539	
Warrants issued in connection with Ritchie notes payable	—	—	—	—	201,606	—	—	—	—	201,606	
Amortization of deferred stock-based compensation	—	—	—	—	—	—	169,600	—	—	169,600	
Unrealized holding gain on available-for-sale investments	—	—	—	—	—	—	—	9,831	—	9,831	$ 9,831
Beneficial conversion in connection with convertible notes payable	—	—	—	—	171,000	—	—	—	—	171,000	
Net loss	—	—	—	—	—	—	—	—	(27,266,218)	(27,266,218)	(27,266,218)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	$(27,256,387)
Balance, December 31, 2006	315,570	48,089,941	4,637,493	46,375	23,770,599	—	(352,224)	(520)	(85,328,034)	(61,863,804)	

(continued)

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' (DEFICIT) EQUITY — (Continued)

	Redeemable Convertible Preferred Stock, $0.01 Par Value		Stockholders' Deficit								
			Common Stock $0.01 Par Value								
	Number of Shares	Carrying Value	Number of Shares	Par Value	Additional Paid-In Capital	Note Receivable from Stockholder	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Gain (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders' (Deficit) Equity	Total Comprehensive Loss
Balance at January 1, 2007	315,570	48,089,941	4,637,493	46,375	23,770,599	—	(352,224)	(520)	(85,328,034)	(61,863,804)	
Issuance of common stock on initial public offering, net of issuance costs of $7,405,060	—	—	5,000,000	50,000	62,544,940	—	—	—	—	62,594,940	
Issuance of common stock on exercise of warrants	—	—	444,981	4,449	1,388,001	—	—	—	—	1,392,450	
Preferred stock dividends and accretion of issuance costs	—	1,368,037	—	—	(1,368,037)	—	—	—	—	(1,368,037)	
Issuance of common stock on conversion of preferred stock	(315,570)	(49,457,978)	12,566,608	125,666	49,332,312	—	—	—	—	49,457,978	
Issuance of common stock on conversion of convertible debt	—	—	2,029,233	20,290	15,894,180	—	—	—	—	15,914,470	
Issuance of common stock on exercise of options	—	—	274,831	2,750	425,138	—	—	—	—	427,888	
Deferred stock-based compensation	—	—	—	—	—	—	187,999	—	—	187,999	
Stock-based compensation for non-employees awards	—	—	—	—	175,154	—	—	—	—	175,154	
Stock-based compensation for employee awards	—	—	—	—	1,874,863	—	—	—	—	1,874,863	
Warrants issued in connection with Bond financing	—	—	—	—	19,541,000	—	—	—	—	19,541,000	
Unrealized holding gain on available-for-sale securities	—	—	—	—	—	—	—	46,642	—	46,642	$ 46,642
Net loss	—	—	—	—	—	—	—	—	(59,825,181)	(59,825,181)	(59,825,181)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	$(59,778,539)
Balance at December 31, 2007	—	—	24,953,146	$249,530	$173,578,150	$—	$(164,225)	$46,122	$(145,153,215)	$ 28,556,362	

See notes to consolidated financial statements.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Period from January 10, 1997 (Date of Inception) December 31,
	2005	2006	2007	2007
Cash flows from operating activities:				
Net loss	$(18,300,820)	$(27,266,218)	$ (59,825,181)	$(145,153,215)
Adjustments to reconcile net loss to cash used in operating activities, net of acquisition:				
Noncash interest expense	22,814	854,439	4,097,688	5,004,641
Depreciation and amortization	139,276	307,030	721,887	11,704,012
Stock-based compensation expense	2,839,216	1,926,218	2,238,016	12,631,721
Deferred rent	(45,140)	(45,139)	(22,568)	(157,987)
Other	—	—	—	4,787
Changes in assets and liabilities, net of the acquisition of Zebra Pharmaceuticals, Inc. Accounts receivable	(244,128)	202,669	(196,404)	(262,181)
Prepaid expenses and other current assets	(44,594)	(1,095,546)	996,631	(219,593)
Accounts payable	31,848	(741,194)	1,202,157	1,956,181
Accrued expenses and other	836,628	3,827,259	5,315,022	11,105,511
Accounts payable and accrued expenses-related parties	570,338	(64,091)	599,812	1,422,091
Other assets	—	—	7,291	7,291
Deferred revenue — government grants	(14,233)	—	—	—
Net cash used in operating activities	(14,208,795)	(22,094,573)	(44,865,649)	(101,956,741)
Cash flows from investing activities:				
Purchase of investments	(14,573,165)	—	(140,810,528)	(155,383,693)
Proceeds from matured investments	2,000,000	12,572,645	39,976,834	54,549,479
Purchase of property and equipment	(226,945)	(716,605)	(4,905,234)	(6,625,287)
Loss on disposal of assets	—	—	337,441	337,441
Collection of advance and note receivable stockholder	—	—	—	135,500
Net cash received on acquisition of Zebra Pharmaceuticals, Inc.	—	—	—	171,560
Net cash (used in) provided by investing activities	(12,800,110)	11,856,040	(105,401,487)	(106,815,000)
Cash flows from financing activities:				
Offering costs	—	(387,148)	—	(387,148)
Advances received for stock subscription — net	—	—	—	5,314,619
Proceeds from issuance of notes payable — net of issuance costs	4,992,500	15,490,428	—	20,482,928
Proceeds from issuance of bonds and warrants — net of issuance costs of $7,321,670			142,678,330	142,678,330
Proceeds from issuance of notes payable to stockholders and issuance of warrants	375,000	—	—	1,645,000
Payment on notes payable	(185,141)	(1,887,550)	(3,627,072)	(5,820,154)
Proceeds from sale of Series A redeemable convertible preferred stock — net of issuance costs	295,650	—	—	2,958,857
Proceeds from sale of Series B redeemable convertible preferred stock — net of issuance costs	—	—	—	4,681,275
Proceeds from sale of Series C redeemable convertible preferred stock — net of issuance costs	26,419,581	—	—	26,419,581
Payments on capital lease obligations		—		(74,999)
Proceeds from exercise of common stock options and warrants		128,120	1,820,338	2,273,908
Proceeds from sale of common stock and warrants, net of issuance costs	75,701	—	62,594,940	70,763,155
Proceeds from sale of restricted stock	—	—	—	32,850
Repurchase of common stock	—	—	—	(50,400)
Repayment of loan payable	—	—	—	(20,000)
Repayment of installment note payable	—	—	—	(10,804)
Net cash provided by financing activities	31,973,291	13,343,850	203,466,536	270,886,998
Net increase (decrease) in cash and cash equivalents	4,964,386	3,105,317	53,199,400	62,115,257
Cash and cash equivalents — beginning of period	846,154	5,810,540	8,915,857	—
Cash and cash equivalents — end of period	$ 5,810,540	$ 8,915,857	$ 62,115,257	$ 62,115,257
Supplemental disclosures of cash flows information:				
Cash paid for interest	$ 67,184	$ 250,572	$ 211,353	$ 588,249
Noncash investing and financing activities:				
Notes payable to stockholders including accrued interest of $55,000 converted into Series A redeemable convertible preferred stock	—	—	—	605,000
Accrued expenses and accounts payable converted into redeemable convertible preferred stock	—	—	—	210,243
Leasehold improvements paid by landlord	—	—		203,127
Issuance of notes payable for prepaid insurance and conversion of accrued expenses	67,986	—	—	341,986

See notes to consolidated financial statements.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND OPERATIONS

Nature of Business — Molecular Insight Pharmaceuticals, Inc. (the "Company") was incorporated in January 1997 and is a biopharmaceutical company focused on the research, development and commercialization of innovative molecular imaging pharmaceuticals and targeted radiotherapeutics designed to improve patient diagnosis, treatment and management. The Company is based in Cambridge, Massachusetts.

Development Stage Company — Revenue generating activities have been limited to research and development services pursuant to certain governmental research and development grants, and no revenues have been recorded from the sale of products from its planned principal business activity. Accordingly, the Company is classified as a development stage company.

Operations — The Company has incurred significant net losses and negative operating cash flows since inception. At December 31, 2007, the Company had an accumulated deficit of $145.2 million, and stockholders' equity of $28.6 million. The Company incurred net losses attributable to common stockholders of approximately $22.3 million, $32.2 million, and $61.2 million during the years ended December 31, 2005, December 31, 2006 and December 31, 2007, respectively. As of December 31, 2007, the Company had $62.1 million of cash and cash equivalents and $100.8 million of investments (mostly treasury bills with purchase maturities not over 90 days), and working capital of approximately $106 million. The Company will still require significant additional funds to conduct clinical and non-clinical trials, achieve regulatory approvals, and, subject to such approvals, commercially launch its products.

The Company has funded its operations through December 31, 2007 through the issuance of bonds and warrants, redeemable convertible preferred stock, the issuance of common stock, the issuance of convertible and other notes payable to certain stockholders and financial institutions, and revenues earned from government research and development grants. The Company's long-term success is dependent on obtaining sufficient capital to fund the research and development of its products, to bring about their successful commercial release, to generate revenue and, ultimately, attain profitable operations.

On November 16, 2007, the Company sold $150 million in bonds due in 2012 to a syndicate of institutional investors. In connection with the transaction, warrants were issued for the purchase of an aggregate of 6,021,247 shares of common stock. These warrants represent approximately 18 percent dilution of common shares on a fully diluted basis as of November 9, 2007. The bonds have a five-year maturity date and bear a coupon equivalent to the LIBOR (London Inter-Bank Offer Rate) plus eight percent, as determined on a quarterly basis. The warrants have an exercise price of $5.87, equivalent to the closing bid price of the Company's common stock as of the close of trading on November 8, 2007.

On February 7, 2007, the Company completed an initial public offering, raising $62.6 million after deducting underwriting discounts and commissions and estimated offering expenses totaling approximately $7.4 million. In connection with the initial public offering, all outstanding shares of Series A, B, and C Preferred Stock were converted into common shares of 4,010,539, 1,788,758, and 4,719,652, respectively. An additional 1,340,624, 258,851, and 448,184 shares of common stock were issued in satisfaction of the then accrued but unpaid dividends on the Series A, B, and C Preferred Stock, respectively. Warrants to purchase common stock were automatically converted into 403,779 shares of the Company's common stock at an average price of $3.45 per share. In addition, the Convertible Notes and accrued interest (see Note 7), approximately $15.7 million at December 31, 2006, converted into 2,029,233 shares of common stock.

Risks and Uncertainties — The Company is subject to the risks of a highly leveraged, development stage company, such as developing saleable products, building up the research, manufacturing, administrative personnel, and organization structures to support growth, maintaining compliance with the Bond Indenture's covenants, and obtaining future financing when required. In addition, the Company is also subject to risks common to companies in the biopharmaceutical industry including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and approval requirements, commercialization of its potential products, uncertainty of market acceptance of products, competition from larger companies, ability to reach commercial production of its product candidates. The Company's future capital requirements will depend on many factors, including the scope of progress made in the Company's research and development activities and the Company's clinical trials. The Company may also need additional funds for possible future strategic acquisitions of businesses, products or technologies complementary to the Company's business. If additional funds are required, the Company may raise such funds from time to time through public or private sales of equity or from borrowings. Restrictive covenants contained in the Company's recent bond offering, may limit the type and size of future financing arrangements. Financing may not be available on acceptable terms, or at all. The Company's failure to raise capital when needed could materially adversely impact the Company's growth plans, and the Company's financial condition, and results of operations. If available, additional equity financing may be dilutive to holders of the Company's common stock, and debt financing may involve significant cash payment obligations and covenants that restrict the Company's ability to operate its business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The condensed consolidated financial statements reflect the operations of the Company and its wholly owned subsidiaries, namely Molecular Insight Limited, based in the United Kingdom, Molecular Insight Pharmaceuticals GmbH, based in Germany, and Biostream Therapeutics, Inc. ("BTI") from the date of acquisition, February 29, 2000, and its subsidiary, ATP Therapeutics, Inc. ("ATP"), from the date of its incorporation on March 4, 1999 through its dissolution on October 26, 2005. Intercompany accounts and transactions for all subsidiaries have been eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and use assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates reflected in these financial statements include the estimated fair values of the Company's common and redeemable convertible preferred stock, warrants, certain accruals and reserves, stock-based compensation and the valuation allowance recognized on the deferred tax assets.

Revenue Recognition — The Company recognizes revenue from government grants for research and development as services are performed provided contractual agreements exist, the fees are fixed or determinable and the collection is probable. Amounts recognized are limited to amounts due from the grantor based upon the contract or grant terms. The Company has been awarded government grants from the National Institutes of Health ("NIH") to provide research services related to certain areas of the Company's research. Such grants are generally on a cost sharing basis with the Company also contributing to the costs of research. Payments received in advance of costs being incurred are recorded as deferred revenue.

Under the terms of the NIH grants, the Company has all right, title and interest in its patents, copyrights and data pertaining to its product development, subject to certain rights of the government. Under existing regulations, the government receives a royalty-free license for federal government use for all patents developed under a government grant. In addition, under certain circumstances the government may require the Company to license technology resulting from the government-funded projects to third parties and may require that the Company manufacture its product in the United States. However, ownership in such technology remains with the Company.

Funding of government grants is subject to government appropriation and all of these grants contain provisions which allow for termination at the convenience of the government. These grants require the

Company to comply with certain government regulations. Management believes that the Company has complied with all regulations that, if not met, could have a material adverse impact on the Company's consolidated financial statements or the Company's eligibility for future grant awards.

Research and Development — Research and development expense consists of expenses incurred in developing and testing product candidates. These expenses consist primarily of salaries and related expenses for personnel, fees paid to professional service providers in conjunction with independently monitoring clinical trials and acquiring and evaluating data in conjunction with clinical trials, costs of contract manufacturing services, costs of materials used in clinical trials and research and development, depreciation of capital assets used to develop products and costs of facilities. Research and development costs, including those incurred and supported with government grants, are expensed as incurred and included under such caption in the accompanying consolidated statements of operations. Certain research and development activities are partially funded with government grants, which are recognized as revenue.

Cash and Cash Equivalents — The Company's cash and cash equivalents, totaling $62.1 million at December 31, 2007, were held at three financial institutions, and were mainly invested in money market accounts and U.S. Treasury bills with purchased maturities less than 90 days. Management believes that these financial institutions are of high credit quality.

Investments — The Company's investments of $57.1 million short term and $43.8 million long term at December 31, 2007 were mainly U.S. Treasury bills with maturities over 90 days. These investments are recorded at fair value and accounted for as available-for-sale securities with any unrealized gains or losses reported as a separate component of stockholders' (deficit) equity. There were no similar investments at December 31, 2006.

At December 31, 2007, gross unrealized gains and losses amounted to $79,626 and $32,984, respectively. Investments classified as current have maturities of less than one year. Investments classified as long term have maturities of 1 to 2 years and it is management's intent to hold such investments beyond one year, although these funds are available for use and therefore classified as available-for-sale. There were no realized gains or losses incurred in 2007. The Company uses the specific identification method in determining gains and losses reclassified out of accumulated other comprehensive income into earnings.

Deferred Stock Offering Costs — Costs directly associated with the Company's filing of amendment No. 2 to its Form S-1 related to its initial public offering ("Offering") of securities were initially capitalized as deferred stock offering costs.

The Company filed its initial Form S-1 with the Securities and Exchange Commission on November 8, 2005; with amendment No. 1 filed on January 19, 2006. Subsequent to the filing of amendment No. 1, the Company decided to postpone the offering, and expensed approximately $2.2 million and approximately $720,000 of offering costs during the years ended December 31, 2005 and 2006, respectively, related to the initial filing and amendment No. 1. The Company filed an additional amendment in 2006 and completed its initial public offering on February 7, 2007. Deferred offering costs relating to amendment No. 2 were approximately $982,000 as of December 31, 2006. Upon completion of the February 7, 2007 initial public offering, such costs were recorded as a reduction of the proceeds received in arriving at the amount to be recorded in stockholders' (deficit) equity.

Property and Equipment — Property and equipment are recorded at cost. Depreciation and amortization is provided using the straight-line method over the estimated lives of the related assets or over the term of the lease (for leasehold improvements and leased equipment), if shorter as follows: lab and other equipment — 3 years; furniture and fixtures — 5 years; leasehold improvements — life of lease. On October 1, 2007, the Company completed the purchase of a commercial-scale radiopharmaceutical manufacturing facility located in Denton, Texas for $3.0 million. The plant provides over 80,000 square feet of pharmaceutical manufacturing, warehouse, clean room and administrative office space that will be used to manufacture clinical trial material of its molecular imaging and targeted radiotherapeutic product candidates. In the event that the Company receives regulatory approval of its product candidates, it intends to also produce commercialized inventory for resale at this facility.

Debt Issuance Costs — Debt issuance costs at December 31, 2007 were incurred in connection with the $150 million November 9, 2007 bond and warrant sale (see Note 7), which are being amortized as a component of interest expense using the effective interest method over the five year term of the bond. At December 31, 2007 the carrying value of these costs was $7,167,700, which was net of $153,970 amortization.

Impairment of Long-Lived Assets — The Company reviews its long-lived assets for possible impairment when events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses have been recognized through December 31, 2007.

Income Taxes — Deferred tax assets and liabilities relate to temporary differences between financial reporting and income tax bases of assets and liabilities and are measured using enacted tax rates and laws expected to be in effect at the time of their reversal. Valuation allowances are established, when necessary, to reduce the net deferred tax asset to the amount more likely than not to be realized.

Effective January 1, 2007, the Company adopted FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). Under FIN 48, the financial statements reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts.

Stock-Based Compensation — In 1997, the Company's stockholders' and Board of Directors approved the 1997 *Stock Option Plan* (the "1997 Plan"). Under the 1997 Plan, the Board of Directors may grant incentive stock options and nonqualified stock options to officers, directors, other key employees of the Company and its subsidiaries, non-employees and consultants. The 1997 Plan permits the Board of Directors to determine the number of options, the exercise price, the vesting schedule and the expiration date of stock options. The 1997 Plan provides that the exercise price of each incentive stock option must be at least equal to 100% of the estimated fair market value of the common stock on the grant date (110% of fair market value in the case of stockholders who, at the time the option is granted, own more than 10% of the total outstanding common stock), and requires that all such options have an expiration date before the tenth anniversary of the grant date of such options (or the fifth anniversary of the date of grant in the case of 10% stockholders). Options typically expire 10 years from the date of grant and generally vest over a period of four years from the date of grant. In May 2006, the Board of Directors voted to amend the 1997 Plan by increasing the reserved shares by 666,667, which was subsequently approved by stockholders in August 2006, to allow for a total of 2,833,333 shares issuable under the 1997 Plan. On August 31, 2006 the stockholders approved 2,300,000 shares for issuance under the Amended and Restated 2006 Equity Incentive Plan (the "2006 Plan"). The 2006 Plan allows awards to be granted after February 1, 2007, the effective date of the Company's initial public offering. The Company satisfies share option exercises and issuance of share awards through the issuance of new shares.

As more fully described in Note 3 *Stock Based Compensation*, prior to January 1, 2006, the Company accounted for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, no compensation expense was recorded for options issued to employees, since the options were issued in fixed amounts, and with fixed exercise prices, at least equal to the fair value of the Company's common stock at the date of grant. Prior to the adoption of SFAS 123(R), all stock-based awards to non-employees were accounted for at their fair value in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation* and Emerging Issues Task Force ("EITF") No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.* The Company used the straight-line method of recognition for all awards to non-employees.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment*, ("SFAS 123(R)") to account for stock-based awards. SFAS 123(R) addresses accounting for share-based awards, including shares issued under employee stock purchase plans, stock options, and share-based awards with compensation cost measured using the fair value of the awards issued.

Floating Rate Bonds and Embedded Derivative — The senior secured floating rate bonds issued in November 2007 (the "Bonds") constitutes a hybrid instrument that includes a debt host contract containing an embedded derivative feature (a contingent mandatory repayment provision) that requires bifurcation and separate accounting as a derivative instrument pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The carrying value of the debt will be accreted to its face value of $150 million over its five year term using the effective interest method.

Warrants For Common Stock Issued in Connection with Bond Sale — In connection with the Bond sale (Note 7), the Company issued warrants to purchase 6,021,247 shares of Common Stock at an exercise price of $5.87 per share. The warrants are immediately exercisable, and expire five years from the issuance date, or November 16, 2012. The Bond Warrants can not be settled for cash and must be settled for shares of Common Stock. The terms of the warrants permit net share settlement through a cashless exercise. The warrants require equity classification.

Net Loss Per Share — Basic and diluted net loss per common share is calculated by dividing the net loss applicable to common stockholders by the weighted average number of unrestricted common shares outstanding during the periods. Diluted net loss per share is the same as basic net loss per share, since the effects of potentially dilutive securities are anti-dilutive for all periods presented. Anti-dilutive securities, which consist of redeemable convertible preferred stock, common stock issuable upon conversion of accrued cumulative dividends on preferred stock, stock options, warrants and convertible debt that are not included in the diluted net loss per share calculation, aggregated 13,852,403, 17,296,690, and 9,006,808 potential common shares as of December 31, 2005, 2006, and 2007 respectively. In addition, unvested common stock pursuant to restricted stock awards are excluded from the calculation of basic loss per share until such shares vest but are included in diluted net loss per share if inclusion is not anti-dilutive.

Prior to their February 7, 2007 conversion, the Company's redeemable convertible preferred stock accrued dividends (see Note 9) were paid in cash or in common stock at the election of the holder. If conversion was elected, the number of shares into which the dividends could be converted was based upon the conversion ratio for the redeemable convertible preferred stock and may result in the holders of the redeemable convertible preferred stock receiving common stock with a fair value that is greater than the recorded amount of accrued dividends. If the conversion feature of the accrued dividends had an intrinsic value greater than the dividend earned, the beneficial conversion feature was recognized and treated as a distribution to preferred stockholders for purposes of net loss per share calculations.

Redeemable convertible preferred stock dividends and accretion of issuance costs, and any beneficial conversion feature for each period presented in the accompanying consolidated statement of operations are as follow:

	Year Ended December 31,			Period from January 10, 1997 (Date of Inception) through December 31,
	2005	2006	2007	2007
Preferred stock dividends	$2,416,820	$2,540,010	$ 39,610	$ 6,574,409
Accretion of issuance costs and warrants	288,033	314,186	1,328,427	2,109,028
Accretion of warrants	82,237	—		251,037
Beneficial conversion stock dividend	1,259,547	2,103,704	—	3,363,127
Redeemable convertible preferred stock dividends and accretion of issuance costs	$4,046,637	$4,957,900	$1,368,037	$12,297,601

Guarantees: Indemnified Obligations — The Company leases office space under a non-cancelable operating lease (see Note 11). The Company has indemnification arrangements under this lease that require the Company to indemnify the landlord against claims, actions or damages incurred in connection with the premises covered by the Company's lease and the Company's use of the premises. The Company had not experienced any losses related to these indemnification obligations, and no claims with respect thereto were outstanding through December 31, 2007. The Company does not expect significant claims related to these indemnification obligations, and consequently concluded that the fair value of these obligations is negligible and no related reserves were established in any period presented in the accompanying consolidated financial statements.

Fair Value of Financial Instruments — The carrying amounts of the Company's financial instruments, which include cash equivalents, investments, accounts receivable, accounts payable and accrued expenses, except for the embedded derivative, approximate their fair values due to their short-term nature. The embedded derivative is recorded at its estimated fair value. The fair value of the Company's bonds approximates the carrying value since the transaction occurred at November 16, 2007 and due to their variable interest rate.

Segments — The Company conducts its operations and manages its business as one operating segment.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which establishes a framework for measuring fair value and expands disclosures about the use of fair value measurements and liabilities in interim and annual reporting periods subsequent to initial recognition. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, the Statement does not require ant new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, but was amended on February 6, 2008, to defer the effective date for one year for certain nonfinancial assets and liabilities beginning January 1, 2008. The Company is evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. The Company is evaluating the impact that adoption of this standard will have on its consolidated financial statements.

In June 2007, the FASB ratified the consensus reached by the EITF on Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities* ("EITF Issue No. 07-3"). EITF Issue No. 07-3 states that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services performed. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF Issue No. 07-3 is effective for fiscal years beginning after December 15, 2007 and earlier application is not permitted. The Company often enter into agreements for research and development goods and service. The Company is evaluating the impact that the adoption of EITF Issue No. 07-3 will have on its consolidated financial statements.

In December 2007, the FASB ratified the consensus reached by the EITF on Issue No. 07-1, *Accounting for Collaborative Agreements* ("EITF Issue No. 07-1"). EITF Issue No. 07-1 provides the definition of a collaborative agreement and guidelines to assist an entity in determining whether or not it is a party in a collaborative agreement. EITF Issue No. 07-1 states that costs incurred and revenues generated from transactions with third parties shall be reported in accordance with EITF Issue No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*. EITF Issue No. 07-1 also provides minimum disclosure requirements for an entity's collaboration agreements and transition guidance. EITF Issue No. 07-1 is effective for fiscal years beginning after December 15, 2008. The Company is evaluating the impact that the adoption of EITF Issue No. 07-1 will have on its consolidated financial statements.

3. STOCK-BASED COMPENSATION

SFAS 123(R) — On January 1, 2006, the Company adopted the provisions of SFAS 123(R). The Company has computed stock-based compensation under SFAS 123(R) for options granted using the Black-Scholes option pricing model for the years ended December 31, 2007 and 2006. In using the Black-Scholes option pricing model, the Company makes certain assumptions with respect to the estimated lives of the awards, expected volatility of the common stock during the expected option life, risk free interest rates, and dividend rates.

For awards issued after January 1, 2006, the Company assumed the following for the years ending December 31:

	2006	2007
Risk free interest rates	4.3% to 5.0%	3.9% to 4.8%
Expected dividend yield	0%	0%
Expected life	6.25 years	6.25 years
Expected volatility	65.0% to 68.6%	62.9% to 64.9%

The weighted average expected option term reflects the application of the simplified method set forth in the Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 107, which was issued in March 2005. The simplified method defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches.

The Company based its estimate of expected volatility using volatility data from comparable public companies in similar industries and markets because there was no public market for the Company's common stock in 2006 and limited listing in 2007, and therefore a lack of market based company-specific historical and implied volatility information. The Company intends to continue to consistently apply this process using the same or similar entities until a sufficient amount of historical information regarding the volatility of its own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to the Company.

Stock-based compensation expense presented in the accompanying consolidated statements of operations total $1,926,218 and $2,238,016 for the year ended December 31, 2006 and 2007. Stock compensation expense for the 2007 included $155,000 related to modification of options to extend the vesting or exercise period of certain awards.

Prior to January 1, 2006, the Company accounted for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, no compensation expense was recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair value of the Company's common stick at the date of grant. The Company recorded compensation cost on awards granted prior to November 8, 2005 (date of filing the initial registration statement) following the provisions of APB Opinion No. 25, using the minimum value method which includes the use of a zero volatility factor. Subsequent to the initial filing of the registration statement, the Company used an estimated volatility factor based upon comparable companies.

The assumptions used for grants prior to adoption of FAS 123(R) during the period presented are as follows:

	Year Ended December 31, 2005
Risk-free interest rate	3.85%
Expected dividend yield	0.0%
Expected option life	4 years
Expected stock volatility (minimum value method)	0.0%
Expected stock volatility (fair value method)	65%

The pro forma impact on reported net loss attributable to common stockholders using the minimum value method provided by SFAS No. 123 was as follows:

	Year Ended December 31, 2005
Net loss attributable to common stockholders, as reported	$(22,347,457)
Add back: stock-based employee compensation expense included in reported net loss	2,839,216
Deduct: stock-based employee compensation expense determined under minimum value method	(2,854,531)
Pro forma net loss attributable to common stockholders	$(22,362,772)
Net loss per share attributable to common stockholders:	
As reported	$ (5.30)
Pro forma	$ (5.31)

Prior to the adoption of SFAS 123(R), all stock-based awards to non-employees were accounted for at their fair value in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation* and Emerging Issues Task Force ("EITF") No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in conjunction with Selling, Goods or Services.*

Information concerning all stock option activity for the year ended December 31, 2007 is summarized as follows:

	2007	
	Number of Shares	Weighted Average Exercise Price per Share
Options outstanding at beginning of period	1,870,839	$ 2.46
Granted	1,172,000	10.45
Exercised	(274,833)	1.56
Forfeitures	(126,038)	4.94
Options outstanding at end of period	2,641,968	$ 5.98
Options exercisable	982,877	$ 1.95
Options available for grant	1,331,000	
Weighted average fair value of options granted		$ 5.58

The total intrinsic value of outstanding options, exercised options and exercisable options as of December 31, 2007 was $10,564,961, $1,999,380 and $7,042,676 respectively. The weighted average fair value of options granted during 2006 was $4.88.

Stock-based compensation expense for each period presented in the accompanying consolidated statements of operations are as follows:

	December 31, 2005	December 31, 2006	December 31, 2007	Period from January 10, 1997 (Date of Inception) through December 31, 2007
Stock-based compensation charged to:				
Research and development	$ 146,176	$ 156,690	$ 683,979	$ 2,854,677
Research and development — related parties	83,406	62,599	175,154	354,772
General and administrative	2,609,634	1,706,929	1,378,883	9,422,272
Stock based compensation expense	$2,839,216	$1,926,218	$2,238,016	$12,631,721

Restricted Stock — Information concerning non-vested restricted stock activity for the year ended December 31, 2007 is summarized as follows:

	Number of Shares	Grant Date Fair Value
Nonvested shares at beginning of period	27,375	$0.60
Granted	—	—
Vested	(27,375)	$0.60
Nonvested shares at end of period	—	—

The total grant date fair value of stock awards vested during the year ended December 31, 2007 was $16,425.

The Company issued to the Chief Executive Officer in 2003 547,500 shares of restricted common stock in exchange for $32,850 in cash and the issuance of a 50% partial recourse, non interest bearing note receivable for $295,650. These shares are subject to Stock Restriction and Stock Pledge Agreements and vested through February 7, 2007. As of December 31, 2007, 547,500 of these shares are vested. On January 1, 2006, upon adoption of SFAS 123(R), the grant date fair value of non-vested shares using the Black-Scholes model was $907,123, which was charged to compensation expense on a straight line basis through the final vesting date of February 7, 2007.

Certain of the Company's option agreements provide that in the event of a change in control of the Company, as defined, any unvested options will become immediately vested and exercisable. The total shares of common stock pursuant to such unvested options as of December 31, 2007 was approximately 1,659,091.

Exercise Prices — Prior to the issuance of the Company's initial stock offering on February 7, 2007, as a private company pursuant to the 1997 Plan, in determining the exercise prices for stock-based awards, the Company's Board of Directors considered the estimated fair value of the common stock as of each grant date. The determination of the deemed fair value of the Company's common stock involved significant assumptions, estimates and complexities that impact the amount of stock-based compensation. The estimated fair value of the Company's common stock was determined by the Board of Directors after considering a broad range of factors including, but not limited to, the illiquid nature of an investment in common stock, the Company's historical financial performance and financial position, the Company's significant accomplishments and future prospects, opportunity for liquidity events and, recent sale and offer prices of the common and redeemable convertible preferred stock in private transactions negotiated at arm's length.

In September 2005, the Board of Directors concluded, on a retrospective basis, that the fair value of the common stock on each measurement date in 2004 and through July 1, 2005 for measuring stock-based compensation was $1.68 and $3.24, respectively.

For the awards granted on September 13, 2005 and November 16, 2005, the Board of Directors determined, on a contemporaneous basis, the estimated fair value of the common stock to be $6.00 and $7.20 per share, respectively, and options granted on these dates had exercise prices equal to $6.00 and $7.20 per share, respectively. These exercise prices were in excess of the retrospectively determined fair values on the relevant dates.

For awards granted on May 9, 2006 and September 30, 2006, the Board of Directors determined on a contemporaneous basis the estimated fair value of the common stock to be $4.80 and $5.22 per share, respectively.

As of December 31, 2007 and 2006, the unamortized stock-based compensation of awards granted prior to January 1, 2006 was $164,225 and $352,224 respectively. The remainder of the compensation expense will be amortized over the next two years.

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	As of December 31,	
	2006	2007
Lab and other equipment	$1,094,499	$ 1,935,780
Furniture and fixtures	113,552	166,122
Building & equipment	—	3,121,638
Leasehold improvements	532,492	541,520
Land	—	427,059
Total property and equipment, at cost	1,740,543	6,192,119
Less accumulated depreciation and amortization	(853,760)	(1,459,430)
Property and equipment, net	$ 886,783	$ 4,732,689

Depreciation and amortization expense was $139,276, $307,030, and $721,887 for the years ended December 31, 2005, 2006, and 2007, respectively.

5. ACCRUED EXPENSES

Accrued expenses consist of the following:

	As of December 31,	
	2006	2007
Accrued payroll, bonuses, severance and vacation	$1,576,690	$ 2,367,492
Clinical trials	1,336,702	5,037,311
Commercial manufacturing	1,265,497	1,687,490
Professional fees	1,081,632	546,852
Sponsored research and license agreements	—	702,744
Other	551,534	685,189
Total accrued expenses	$5,812,055	$11,027,078

6. EMPLOYEE BENEFIT PLAN

Effective January 1, 2001, the Company adopted an employee savings and retirement plan, or 401(k) plan (the "Plan"), that covers all employees of the Company who meet certain defined requirements. Under the terms of the Plan, employees may elect to make tax-deferred contributions through payroll deductions within statutory and plan limits. The Company may elect to make discretionary matching contributions to the Plan, but has not made any since plan inception through December 31, 2007.

7. DEBT

Senior Secured Floating Rate Bonds, due 2012

On November 9, 2007, the Company entered into a purchase agreement (the "Purchase Agreement") pursuant to which the Company agreed to sell $150,000,000 in senior secured floating rate bonds due 2012 (the "Bonds") and warrants to purchase 6,021,247 shares of common stock of the Company (the "Warrants") for an aggregate total of $150,000,000 for the Bonds and Warrants. The closing of the sale of the Bonds and Warrants occurred on November 16, 2007. The Bonds and Warrants were offered and sold only to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended, and to persons outside the United States under Regulation S of the Securities Act. The Bonds and Warrants have not been registered under the Securities Act. The Bonds are governed by an Indenture (the "Indenture"), dated as of November 16, 2007, between the Company and The Bank of New York Trust Company, N.A. as trustee and collateral agent.

The Bonds have a five-year maturity date and bear a coupon interest rate equivalent to the three month LIBOR (London Inter-Bank Offer Rate) plus 8%, determined on a quarterly basis beginning on November 16, 2007. The initial quarterly total interest rate was 12.8775%. The rate for the quarterly period beginning February 1, 2008 is 11.2394%.

Upon certain events of default, the principal and accrued interest on the Bonds can be accelerated, and will become immediately payable.

The Warrants have an exercise price of $5.87, which was the bid price of the Company's common stock as of the close of trading on November 8, 2007. The Warrants may be exercised by payment of the exercise price or by a cashless exercise at anytime through five years from the date of issuance.

In connection with the sale of the Bonds and the Warrants, the Company entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), dated as of November 16, 2007 with the initial purchasers of the Bonds and Warrants and certain holders of the former Series A

Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock of the Company, and certain holders of former convertible promissory notes in the Company. Under the Registration Rights Agreement, the Company provides such parties with certain demand registration rights, S-3 registration rights and piggy-back registration rights.

In connection with the sale of the Bonds and the Warrants, the Company also entered into a Pledge and Security Agreement (the "Pledge and Security Agreement") with The Bank of New York Trust Company, N.A. as collateral agent (the "Collateral Agent") dated as of November 16, 2007. Pursuant to the Pledge and Security Agreement, the Company and its subsidiaries that are a party to such agreement from time to time agree to pledge their rights to certain collateral to the Collateral Agent as security for the obligations of the Company under the Indenture. All of the Company's assets are pledged as security as of December 31, 2007.

The Bonds have been recorded net of the relative fair value of the related Warrants and the fair value of the embedded derivative (see Note 2). The resulting discount is being accreted over the Bonds' five year term using the effective interest method.

Redemption of Bonds

The Indenture requires mandatory redemption of some or all of the Bonds upon defined events, such as the disposition of certain assets or property, the issuance of indebtedness (other than the PIK Bonds), the sale of securities in an equity financing, receipt by the Company of funds constituting extraordinary receipts, in the event of excess free cash flow over specified levels, and in the event of a product material adverse event (as defined).

The contingent mandatory redemption feature related to the product material adverse event is an embedded derivative. The Company valued the derivative financial instrument at date of issue and will continue to remeasure it at each reporting period at its fair value. The initial value of the embedded derivative was approximately $200,000 and did not change materially at December 31, 2007. The embedded derivative is classified in accrued expense in the consolidated balance sheet. Changes in fair value are recorded as either a gain or loss in the consolidated statement of operations in other income (expense).

The Bonds become subject to redemption upon a change in control (defined as a person acquiring 30% or more of the voting securities of the Company).

The Company may redeem the Bonds at its option during the following dates at a redemption price equal to the following:

From	To	Price
November 16, 2007	November 15, 2008	Greater of 106% of aggregate principal amount or present value of 106% of aggregate principal amount and interest payable to November 16, 2008
November 16, 2008	October 31, 2009	106% of principal plus unpaid interest
November 1, 2009	October 31, 2010	104% of principal plus unpaid interest
November 1, 2010	October 31, 2011	102% of principal plus unpaid interest
Thereafter		100% of principal plus unpaid interest

Debt Covenants

The Indenture contains various covenants with which the Company must comply, including, without limitation, the timely payment of interest and principal when due, the provisions of quarterly and annual financial statements and other reports, the maintenance of a minimum liquidity level and a requirement that capital expenditures not exceed certain annual amounts. The Company is prohibited from paying cash dividends on its common stock.

Under the Indenture, the Company needs to maintain a Minimum Liquidity (as defined in the Indenture) of not less than $153.4 million for year end of December 31, 2007, which amount decreases monthly during 2008 to $83.0 million. Under the Indenture, the Minimum Liquidity requirement shall be adjusted for a product material adverse event, required Bond redemptions, and amounts on deposit with the Trustee in the redemption collateral account. Minimum Liquidity is $35.2 million for year end 2009, $29.2 million for year end 2010 (lowest Minimum Liquidity is $21.1 million at March 31, 2010); then it increases to $45.0 million for year end 2011 through to the maturity date.

The financial covenants in the Indenture also set limits on the Company's capital expenditures in any year. Under the Indenture, capital expenditures may not exceed $6.0 million in year 2007, $4.5 million in year 2008, $5.0 million in year 2009, $3.0 million in year 2010, $5.0 million in year 2011, and $6.0 million in 2012. These maximum capital expenditure limits may be adjusted upwards in any given year, up to an additional $1.5 million, if the preceding year's capital expenditures were less than the maximum level. In any year when a cyclotron is purchased, the maximum capital expenditure level is increased by the cost of the cyclotron, up to a maximum of $10.0 million.

A failure to comply with the covenants of the Indenture which is not cured within applicable cure or grace periods would constitute an event of default under the Indenture. Such events of default would include the failure to pay interest and principal when due, the failure to provide financial statements and other required reports when due, the failure to maintain Minimum Liquidity levels, and the failure to limit annual capital expenditures to the maximum levels permitted under the Indenture.

Convertible Notes Payable — On September 28, 2006 and October 4, 2006 the Company executed agreements to issue convertible notes (the "Convertible Notes") in the amount of $15.0 million and $0.4 million, respectively with detachable warrants with existing shareholders and new third parties (the "Holders"). The Convertible Notes are due three years from the date of issuance (the "Maturity Date"), and bore an interest rate of 8% per annum and are unsecured. The interest is compounded quarterly and calculated on the basis of actual days elapsed based upon a 365-day year. Interest is payable on the Maturity Date. A beneficial conversion charge was not recorded as the effective conversion price exceeded the current stock value at the date the Convertible Notes were issued. As the interest accrued is convertible into common stock at the conversion rate effective upon issuance, the Company evaluates whether interest earned has a beneficial conversion feature as it accrues. The beneficial conversion feature is computed based upon the difference between the conversion price and the fair value of the Company's common stock as such interest is accrued. For the period ended December 31, 2006, a beneficial conversion value of $171,000 was recognized in the fourth quarter of 2006 as additional debt discount (interest expense) and paid-in capital. The detachable warrants issued with the Convertible Notes were valued under a Black-Scholes model using a volatility factor of 64.92% which resulted in a debt discount of approximately $954,758. The discount was recorded as an increase to paid-in capital and is being amortized over the life of the Convertible Notes as additional interest expense.

Conversion: In the event that a Qualified Public Offering, as defined, is completed on or prior to the Maturity Date or at any time such Convertible Notes are outstanding at the election of the holders, the full outstanding principal amount of these Convertible Notes plus accrued but unpaid interest would automatically be converted into that number of fully paid, validly issued and non-assessable shares of common stock, par value $0.01 per share, of the Company (the "Common Stock") obtained by dividing (i) the Principal and all accrued interest at Maturity Date by (ii) $7.80. As discussed in Note 10, upon the effectiveness of the Company's initial public offering on February 1, 2007, the Convertible Notes and accrued interest converted into 2,029,159 shares of common shares.

Senior Note Payable — On September 30, 2005, the Company issued a $5.0 million note payable to Ritchie Multi-Strategy Global, LLC ("Ritchie") pursuant to a Loan and Security Agreement ("Ritchie Note"), to be used for working capital and general corporate activities, which was ultimately assigned to BlueCrest Venture Master Fund Limited ("Ritchie"). The Ritchie Note was secured by a first priority security interest in the Company's assets, excluding intellectual property, and contained non-financial covenants, until paid off in November 2007. The Company was required to pay interest only through December 31, 2005, and thereafter, the principal and interest is payable in equal monthly amounts over 35 months. The interest rate of the debt was 7.93%. In addition, as a condition to Ritchie extending the credit, the Company agreed to pay a fee to Ritchie in the amount of $250,000 should a liquidation event (as defined) occur prior to June 30, 2006 or $300,000 should a liquidation event occur subsequent to that date. A liquidation event is defined in the agreement as including, among other things, a change in control of the Company, a sale of all or substantially all of the Company's assets or an initial public offering of the Company's common stock. This fee was determined to be an embedded derivative which requires separate accounting and is presented separately in the accompanying December 31, 2006 consolidated balance sheet as "success fee derivative liability". The estimated fair value of the success fee was determined to be $278,000 at December 31, 2006, respectively. The derivative was revalued at each reporting period with the charges recognized in earnings until settled. The initial embedded derivative value was recorded as a debt discount and was amortized over the life of the loan until November 2007, and written off when the Senior Note was paid off. In connection with the Bond and Warrant sale of November 16, 2007, part of the proceeds in the amount of $2,000,348 were used to pay off the Ritchie Note.

On September 28, 2006, the company paid $175,000 and on November 6, 2006, the Company issued a warrant to purchase 61,538 shares of common stock at an exercise price of $7.80 per share to the holder of Ritchie Note issued on September 30, 2005. The cash and warrant were issued in consideration of the note holder waiving certain covenants that prohibited certain additional indebtedness. The warrant is exercisable, in whole or in part, anytime from the issue date to the earliest of (i) the seventh anniversary of the issue date, (ii) 180 days after the date on which the Securities and Exchange Commission declares effective a registration statement on Form S-1 for the initial public offering of common stock by the Company, or (iii) the date on which the Company consummates the sale of all or substantially all of its assets or consummates a merger, consolidation or similar transaction or series of related transactions pursuant to which the Company is not the surviving entity. The fair value of the warrant at the date of grant was determined to be approximately $200,000 using the Black-Scholes option-pricing model (including the following assumptions: expected life of seven years, volatility of 69% and risk-free rate of 4.9%). The aggregate fair value of approximately $375,000 was recorded as a debt issuance cost and was amortized over the life of the note and written off when the Warrants were exercised.

Commercial Notes Payable — In 2005, the Company entered into a financing agreement for the payment of approximately $102,000 of insurance premiums for up to 10 months at an annual interest rate of 6.5% until paid in full in May, 2006. In October 2006, the Company entered into a financing agreement for the payment of approximately $105,000 of insurance premiums for up to seven months at an annual interest rate of 6.7%.

Convertible Notes Payable — In December of 2004, the Company issued an unsecured convertible note payable to a new investor for $700,000, due one year from the date of issuance, at an annual interest rate of 3%. The full outstanding principal amount of the note, plus accrued interest, had a mandatory conversion feature into either (i) preferred stock at a price per share at which a qualified financing, as defined, was completed subsequent to the issuance of the note but prior to maturity, or (ii) into shares of Series B redeemable convertible preferred stock at the rate of $132 per share, in the event the Company was unable to complete a qualified financing prior to maturity. In April, 2005, the principal and accrued interest of $5,586 were converted into 3,493 shares of Series C redeemable convertible preferred stock ("Series C") at $202 per share, the price at which Series C had been issued (see Note 9).

In March of 2005, the Company issued unsecured convertible promissory notes to three existing stockholders (one being a member of the Board of Directors) for a total principal of approximately $375,000, due one year from the date of issuance, at an annual interest rate of 3%. The full outstanding principal amount of the notes, plus accrued interest, carried a mandatory conversion feature into either (i) preferred stock at a price per share at which a qualified financing, as defined, was completed subsequent to the issuance of the notes but prior to maturity, or (ii) into shares of Series B redeemable convertible preferred stock at the rate of $132 per share, in the event the Company was unable to complete a qualified financing prior to maturity. In April, 2005, the principal amount was converted into 1,983 shares of Series C redeemable convertible preferred stock at $202 per share, the price at which Series C had been issued (see Note 9).

Upon the consummation of the initial public offering of the common stock of the Company on February 7, 2007, the redeemable convertible preferred stock was automatically converted into common stock on a 33-for-1 basis, and the cumulative but unpaid dividends converted into common stock based upon formulas established at each issuance date of the securities.

Debt consisted of the following:

Fiscal Year Ending December 31,	2006 Principal Balance	2007 Principal Balance
Bonds, including PIK interest of $2,414,531, net of discount of $19,282,141	$ —	$133,132,390
Convertible note debt	15,400,000	—
Ritchie note	3,550,887	—
Insurance financing note	69,911	—
Total	$19,020,798	$133,132,390

As of December 31, 2007, future payments of principal and PIK Interest on all existing debt was due as follows:

Fiscal Year Ending December 31,	December 31, 2007
2008	$ —
2009	—
2010	—
2011	—
2012	152,414,531
Total principal and PIK payments	$152,414,531

8. INCOME TAXES

The Company uses an asset and liability approach for financial accounting and reporting of income taxes. Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax basis assets and liabilities and are measured by applying enacted rates and laws to taxable years in which differences are expected to be recovered or settled. Further, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As described in Note 2, effective January 1, 2007, the Company adopted FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 ("FIN 48").* In connection with the adoption of the provisions of FIN 48 on January 1, 2007 the Company reviewed its tax positions. The Company's adoption of FIN 48 had no cumulative effect on its deficit accumulated during the development stage. The tax authorities could challenge tax positions taken by the Company for the periods for which there are open tax years. The Company is open to challenge for the periods of 1997 through 2007 from federal and the Commonwealth of Massachusetts jurisdictions.

The Company has recorded no provision or benefit for income taxes for any period presented due to its net operating losses (the "NOL") and doubt as to the realizability of the resulting carryforwards of those losses and other deferred tax assets. Deferred tax assets consisted of the following as of December 31:

	2006	2007
Deferred tax assets:		
Net operating loss carryforwards	$22,384,000	$40,938,000
Deferred research and development costs	1,301,000	1,115,000
Research and development tax credits	2,067,000	1,177,000
Property and equipment	69,000	101,000
Accrued expenses	1,486,000	5,182,000
Gross deferred tax asset, before valuation allowance	27,307,000	48,513,000
Valuation allowance	27,307,000	48,513,000
Net deferred tax asset	$ —	$ —

	2005	2006	2007
Tax benefit at U.S. Statutory Rates	(34.0)%	(34.0)%	(34.0)%
State tax benefit	(6.3)	(6.3)	(6.3)
Permanent differences	9.3	0.9	0.4
Research and development credits	(1.2)	(2.6)	(0.6)
Other	3.6	2.4	0.7
Valuation allowance	28.6	39.6	39.8
	0%	0%	0%

As of December 31, 2007, the Company had net operating loss carryforwards totaling approximately $101.8 million (federal) and $100.8 million (state), which expire at various dates from 2012 through 2027 (federal) and from 2008 through 2012 (state). The Company had research and development tax credits totaling approximately $860,000 (federal) and $420,000 (state), which are available to offset future tax liabilities when incurred, which begin to expire in 2018 for federal and 2012 for state and fully expire in 2022 (federal) and 2022 (state).

In accordance with Statement of Financial Standards No. 109, *Accounting for Income Taxes* (SFAS 109), the Company has recorded a full valuation allowance against its deferred tax assets since the Company believes it is more likely than not, that it will not be able to realize the assets. During the years ended December 31, 2005, 2006 and 2007, the valuation allowance increased by approximately $5,236,000, $10,815,000 and $21,206,000, respectively. The change in the valuation allowance in each period is due to the net increase in deferred tax assets each period (primarily from the net operating loss carryforwards and research and development tax credits) and the Company providing a full valuation against the asset for the reason stated above.

Utilization of the NOL and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986, due to changes in ownership of the Company that have occurred previously or that could occur in the future. These ownership changes may limit the amount of NOL and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. Since the Company's formation, the Company has raised capital through the issuance of capital stock on several occasions which, the Company believes have caused multiple ownership changes as defined by Section 382. The change in ownership, which the Company believes has occurred, will limit the utilization of its net operating losses and research and development credit carryforwards based on the annual limitations under Section 382.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no adjustment in the liability for unrecognized income tax benefits because of the Company's full valuation allowance. The Company will recognize interest and penalties related to uncertain tax positions in income tax expense should such costs be assessed. As of December 31, 2007, the Company has not recognized interest and penalties. Total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is $534,000 as of December 31, 2007, assuming there was no valuation allowance. The Company's U.S. federal income tax returns remain subject to examination, and its state income tax returns for all years through 2007 remain subject to examination.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the year:

Beginning uncertain tax benefits	$2,782,000
Current year — increases	—
Current year — decreases	—
Settlements	—
Expire statutes	—
Ending uncertain tax benefits	$2,782,000

9. REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Company in prior periods authorized 359,515 shares of preferred stock for issuance, of which certain shares were designated as Series A redeemable convertible preferred stock ("Series A"), Series B redeemable convertible preferred stock ("Series B") and Series C redeemable convertible preferred stock ("Series C"). The Company first issued redeemable convertible preferred stock in 2003.

Upon the consummation of the initial public offering of the common stock of the Company on February 7, 2007, the redeemable convertible preferred stock was automatically converted into common stock on a 33-for-1 basis, and the cumulative but unpaid dividends (with limited exception) converted into common stock based upon formulas established at each issuance date of the securities. All outstanding shares of Series A, B and C Convertible Preferred Stock were converted into common stock shares of 4,010,539, 1,788,758 and 4,719,652, respectively. An additional 1,340,624, 258,851 and 448,184 shares of common stock were issued in satisfaction of the then accrued but unpaid dividends on the Series A, B and C Convertible Preferred Stock, respectively. Warrants to purchase common stock were exercised for 396,092 shares of the Company's common stock at an average price of $3.45 per share.

After the conversion to common stock, the Company no longer records dividends and accretion on the redeemable convertible preferred stock. Previously, redeemable convertible preferred stock dividends and accretion of issuance costs, consisted of cumulative, undeclared dividends payable on the preferred securities and accretion of the issuance costs, and costs allocated to issue warrants to purchase common stock. The issuance costs on these shares and warrants were recorded as a reduction to the carrying value of the redeemable convertible preferred stock when issued, and were accreted to redeemable convertible preferred stock, using the interest method, through the earliest redemption dates of each series of redeemable convertible preferred stock by a charge to additional paid-in capital and net loss attributable to common stockholders.

The following table summarizes the activity and other information for the redeemable convertible preferred stock:

	Series A		Series B		Series C		Total	
	Number of Shares	Carrying Value	Number of Shares	Carrying Value	Number of Shares	Carrying Value	Number of Shares	Carrying Value
Balance, January 1, 2005	120,317	$ 8,277,841	53,663	$ 7,260,233	—	$ —	173,980	$ 15,538,074
Issuance of Series C, net of $1,106,800 of issuance costs	—	—	—	—	141,590	27,470,581	141,590	27,470,581
Accretion of issuance costs and warrants	—	50,997	—	142,296	—	176,977	—	370,270
Series B warrant modification	—	—	—	—	—	(560,000)	—	(560,000)
Preferred stock dividends	—	981,777	—	354,176	—	1,080,867	—	2,416,820
Balance, December 31, 2005	120,317	9,310,615	53,663	7,756,705	141,590	28,168,425	315,570	45,235,745
Accretion of issuance costs and warrants	—	52,430	—	23,976	—	237,780	—	314,186
Preferred stock dividends	—	673,790	—	354,176	—	1,512,044	—	2,540,010
Balance December 31, 2006	120,317	10,036,835	53,663	8,134,857	141,590	29,918,249	315,570	48,089,941
Accretion of issuance costs and warrants	—	52,381	—	1	—	1,276,046	—	1,328,428
Preferred stock dividends	—	(70,753)	—	(26,365)	—	136,728	—	39,610
Conversion to common stock	(120,317)	(10,018,462)	(53,663)	(8,108,493)	(141,590)	(31,331,023)	(315,570)	(49,457,978)
Balance December 31, 2007	—	$ —	—	$ —	—	$ —	—	$ —

10. STOCKHOLDERS' (DEFICIT) EQUITY

Common Stock

100,000,000 shares of $.001 par value Common Stock have been authorized, of which 4,637,493 shares were issued and outstanding at December 31, 2006, and 24,953,146 shares were issued and outstanding as of December 31, 2007. Common Stock shares issued and outstanding do not include the potential shares that may be issued for the conversion of warrants for Common Stock, and shares that may be issued under the Stock Option Plan, which are listed below.

Reserved Shares — The following is a summary of common stock reserved for the following identified purposes at December 31, 2006 and 2007:

	December 31, 2006	December 31, 2007
Conversion of Series A	5,386,888	—
Conversion of Series B	2,054,292	—
Conversion of Series C	5,147,560	—
Common stock options	2,193,030	3,972,968
Convertible note payable	2,015,468	—
Warrants and Bond Warrants on common stock	862,749	6,364,840
	17,659,987	10,337,808

On February 1, 2007, the Company's initial public offering of 5,000,000 shares of its common stock registered on the registration statement of Form S-1, as amended was declared effective by the SEC. All registered shares were sold at the initial public offering price of $14.00 per share. Certain warrants were exercised upon the initial public offering. Net proceeds to the Company were approximately $62.6 million after deducting underwriting discounts and commissions and estimated offering expenses totaling approximately $7.4 million.

As indicated in the above Preferred Stock Note 9, all outstanding shares of Series A, B and C Convertible Preferred Stock were converted into common stock shares of 4,010,539, 1,788,758 and 4,719,652, respectively. An additional 1,340,624, 258,851 and 448,184 shares of common stock were issued in satisfaction of the then accrued but unpaid dividends on the Series A, B and C Convertible Preferred Stock, respectively. Warrants to purchase common stock were exercised for 406,346 shares of the Company's common stock at an average price of $3.52 per share.

On April 3, 2006 and April 18, 2006, the Board of Directors and the stockholders, respectively, approved upon the closing of an Offering, the 2006 Equity Incentive Plan and the reservation of 2,300,000 shares of common stock for issuance thereunder.

In April 2006, the Board of Directors and the stockholders, respectively, approved the restatement of the Company's articles of organization and bylaws, and effected a 1-for-6 reverse common stock split, and also approved the expansion of the Board of Directors to nine directors that became effective upon the closing of the initial public offering.

Common Stock Warrants — In 2000, the Company committed to issue a warrant to purchase 32,090 shares of common stock for $15.00 per share with a fair value of $271,000. The fair value was determined using the Black-Scholes option-pricing model (including the following assumptions: life of six years (full term), volatility of 50% and a risk-free rate of interest of 6.5%). Accordingly, approximately $271,000 was included as an issuance cost of common stock in 2000 and was included in additional paid-in capital.

During 2002, the Company issued $1.62 per share warrants with a two-year exercise period to purchase 33,951 shares of the Company's common stock to two officers who are also members of the Board of Directors in connection with two notes payable due to these individuals.

In connection with the issuance of the Series B, the holders of Series B received warrants to purchase 357,743 shares of common stock at $3.96 per share ("Series B Warrants"). The Series B Warrants were to expire on the earlier of the consummation of a qualified financing (as defined) or five years from date of issuance. The fair value of the Series B Warrants at the date of grant was determined to be approximately $211,000 using the Black-Scholes option-pricing model (including the following assumptions: life of five years (full term), volatility of 70% and a risk-free rate of interest of 3.07%). Accordingly, approximately $211,000 of the net proceeds from the sale of the Series B was subtracted from the carrying value of the Series B and recorded as an increase to additional paid-in capital.

In connection with the issuance of Series C in 2005, the Series B Warrants were modified so as to not allow the Series B Warrants to expire pursuant to the original terms. The amendment also irrevocably waived the termination provision for any future financings so that the warrants will expire upon the earlier of five years from the date of issuance in 2004 or upon an initial public offering of the Company's common stock. As a result of this modification, the Company determined the fair value of the warrants immediately before and after the modification using the Black-Scholes option-pricing model (including the following assumptions: life of zero and four years (remaining terms), respectively, volatility of 68% and a risk-free rate of interest of 2.99%) and the incremental value of $560,000 was subtracted from the carrying value of the Series C as an issuance cost and recorded as an increase to additional paid-in capital.

In 2005, the Company issued a warrant to purchase 16,501 shares of the Company's common stock to its placement agent in connection with the issuance of the Series C. The warrant is exercisable for five years at an exercise price of $6.06 per share. The fair value of the warrants at the date of grant was determined to be approximately $24,000 using the Black-Scholes option-pricing model (including the following assumptions: life of five years, volatility of 67% and a risk-free rate of interest of 4.17%). Accordingly, approximately $24,000 was included as an issuance cost of the Series C in 2005 and was included in additional paid-in capital.

In 2006, the Company issued warrants to purchase 394,877 shares of the Company's common stock in connection with the Convertible Notes issued in September 2006 (see Note 7). The warrants were exercisable for five years at an exercise price of $7.80 per share. The fair value of the warrants of $954,758 was recorded as a debt discount and is being amortized over the life of the Convertible Notes as additional interest expense. The unamortized remaining balance was written off when the warrants were converted to common stock as part of the initial public offering in February 2007.

On November 6, 2006, the Company issued a warrant to Ritchie Debt Acquisition Fund, Ltd., which was assigned to BlueCrest Venture Finance Master Fund Limited (see Note 7), to purchase 61,538 shares of common stock with an exercise price of $7.80 and the earlier of a seven year life or 180 days after the date on which the SEC declares effective a registration statement on Form S-1 or certain other events. The fair value of the warrant of $201,606 was recorded as a debt issuance cost and was being amortized over the life of the Note. This note was paid off in 2007 as part of the terms of the bond indenture.

On February 21, 2007 Ritchie exercised its warrant to purchase 61,538 shares of the Company's common stock. Ritchie elected a net share settlement whereby they received 24,671 shares of common stock in exchange for the warrant held.

On November 16, 2007, pursuant to the Purchase Agreement of November 9, 2007, in connection with the Bond (see Note 7), the Company issued warrants to purchase 6,021,247 shares of Common Stock an exercise price of $5.87 per share. The warrants are immediately exercisable, and expire five years from the issuance date, or November 16, 2012. The Bond Warrants can not be settled for cash, but can only be settled by issuing Common Stock.

The Black Scholes calculation for the fair value of the Bond warrants used the following assumptions: life of five years, volatility of 61.6%, 0% dividend rate and a risk-free rate of interest of 3.68%, which resulted in a total fair value of the warrants of $19,540,523. The annualized volatility of 61.6% was the last five years average volatility of three comparable companies. The Company's 2007 stock price data was not used due to the limited time frame since the public offering. The fair value of the warrants was accounted for as a Bond discount with an offset to additional paid in capital. The Bond discount is being amortized monthly using the effective interest method over the five year life of the Bonds.

Warrants Outstanding to Purchase Shares of Common Stock

As of December 31, 2007, the Company had the following warrants outstanding, which are fully vested and exercisable, to purchase shares of the Company's common stock:

	Shares	Exercise Price	Term
Issued in 2006 in connection with convertible note payable	343,593	$7.80	5(a)
Issued in 2007 in connection with sale of Bonds	6,021,247	5.87	5(b)
Total warrants outstanding at December 31, 2007	6,364,840		

(a) expire September 28, 2011

(b) expire November 16, 2012

Amended and Restated Registration Rights Agreement

In connection with the sale of the Bonds and the Warrants, the Company, entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), dated as of November 16, 2007, with the initial purchasers of the Bonds and Warrants and certain former holders of the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock of the Company, and certain former holders of convertible promissory notes in the Company. Under the Registration Rights Agreement, the Company provides such parties with certain demand registration rights, S-3 registration rights and piggy-back registration rights. Additionally, the employment agreements for several executive officers of the Company provide that they shall each have piggyback registration rights for shares held by them equal to the most favorable piggyback registration rights granted by the Company to its stockholders. Accordingly, these executive officers have the same piggyback registration rights. The shares of common stock subject to these rights at December 31, 2007 were 2,935,066.

These parties may demand registration of the underlying securities at any time. The Company shall file the registration statement including the securities covered by such demand notice within 30 days after receipt thereof and shall use its best efforts to effect the registration under the Securities Act as soon as practicable, and in any event within 180 days after receipt of such demand notice. If a Registration Statement is not (i) filed with the Commission on or prior to the applicable filing deadline, or (ii) declared effective by the applicable effectiveness deadline, then the Company shall make pro rata payments to each investor whose securities are to be included in such Registration Statement, as liquidated damages, in an amount equal to 1.5% of the aggregate Market Price of the investor's securities to be included in such Registration Statement for each 30-day period or pro rata for any portion thereof.

11. COMMITMENTS AND CONTINGENCIES

Licensing Agreement with Schering — On January 15, 2007, the Company executed an agreement with Schering Aktiengesellschaft for an exclusive, worldwide, royalty-bearing license under the Schering Patents and Schering Know-How to develop and commercialize specific products within a field and territory as defined in the agreement. This agreement relates to the Company's oncology product candidate Solazed.

Under the agreement, the Company paid a license fee of $1 million in the first quarter of 2007 which is included in Research and Development expense in the consolidated statement of operations. Additionally, the Company is obligated to pay a royalty on net sales of the product, for a term defined as the longer of the life of the patents, or ten years following first commercial sale. The Company is also obligated to pay milestone payments, totaling $9.0 million, upon the commencement of clinical trials and the attainment of certain approvals in the regulatory process. The Company has made no additional payments under this agreement.

Other Licensing Agreements — The Company has exclusively licensed certain of its patent rights from third-parties, as well as related parties, including certain members of the Board of Directors and the Company's Advisory Board, who are also stockholders of the Company. In exchange for the exclusive rights, the Company is obligated to pay the licensors' patent expenses and a royalty on net sales of future products ranging from 1% to 4% of net sales, depending on the license agreement. There have been no sales of products subject to such license agreements through December 31, 2007. In addition, some of the license agreements require the Company to pay certain lump sum payments upon attainment of certain clinical milestones, none of which has been achieved through December 31, 2007. In addition, in exchange for access to non-patented, confidential clinical information from one of the third-parties on one of its potential products, the Company has entered into an agreement with this third-party which requires the Company to pay the third-party a royalty which ranges from 2% to 7% on net sales of a defined future product for the first indication, depending on the extent to which the third-party's clinical data expedites U.S. regulatory approval of the defined product. There have been no sales of product through December 31, 2007.

Three of the Company's license agreements are with Georgetown University. In addition to royalty obligations which are included in the above, the agreements provide for the Company to pay up to $2.5 million in milestone payments upon the attainment of certain approvals in the regulatory process and other clinical milestones. Certain milestone payments may be reduced by up to 50% for subsequent new drug applications submitted for new uses of the same compound. If paid, these milestone payments would be creditable against future royalty payments. As of December 31, 2007, the Company has paid approximately $45,000 under these agreements. For the year ended December 31, 2007, $18,000 was charged to Research and Development expense for these agreements.

In November 2006, the Company executed an agreement with Novartis Pharma AG (Novartis), for the nonexclusive license of technology under a general patent, as well as the exclusive license of technology under a Novartis specific patent. This agreement relates to certain aspects of the Company's oncology product candidate Onalta. The agreement allows the Company to use this technology for the worldwide development and commercialization of OctreoTher. The Company is obligated to pay royalties based on net sales of the product, for the life of the patents, or alternatively, for a term following first commercial sale, whichever is longer. There have been no sales of products subject to such license agreements through December 31, 2007. The Company is also obligated to pay milestone payments totaling $4.0 million upon the attainment of certain approvals in the regulatory process. None have been achieved as of December 31, 2007. Milestone payments are partially creditable against future royalty payments. The Company paid a license fee of $1.0 million in the second quarter of 2007 which was charged to Research and Development expense.

In December 2006, the Company executed an addendum to the Novartis agreement allowing for an exclusive license of the technology under the general patent. The addendum calls for additional license fees, milestone payments totaling $600,000, and royalty payments to a third-party, Dr. Eric P. Krenning. There have been no sales of products subject to such license agreements and none of the relevant milestones have been achieved through December 31, 2007. The Company paid a license fee of $600,000 under this addendum in January of 2007.

Both the Novartis License and subsequent addendum were not effective until a third-party, Mallinckrodt (see below), terminated a separate license with Novartis. The Company received notice from Novartis that it had terminated its license agreement with Mallinckrodt on January 12, 2007.

In December 2006, the Company executed an agreement with Tyco Inc. / Mallinckrodt Medical, Inc (Mallinckrodt), whereby Mallinckrodt will transfer the technology and materials necessary for the manufacture of OctreoTher. This agreement relates to the Company's oncology product candidate Onalta, and it complements the rights obtained in the agreement with Novartis Pharma, AG., by providing manufacturing rights and production know-how for Onalta. Under this agreement, the Company is obligated to make an upfront payment, and various payments for phases in the technology transfer process. The Company is also obligated to make a one-time purchase of certain existing quantities of production supplies from Mallinckrodt. The term of this agreement is for as long as the Company manufactures and sells Onalta, on a country-by-country basis. The Company paid $1.2 million under this agreement in 2007 which was charged to Research and Development expense. The Mallinckrodt Agreement was not effective until the Company executed its license agreement with Novartis in December 2006, and Novartis terminated its separate license with Mallinckrodt on January 12, 2007.

In December 2006, the Company entered into an exclusive license agreement with McMaster University for worldwide rights to certain platform technology used for radiolabeling compounds. This technology platform is not currently used with any of the Company's existing product candidates, but the Company is exploring the applicability of radiolabeling to its oncology product candidates. The Company has the right to sublicense these rights and also has an obligation to maintain the related patent rights. In exchange for this exclusive license, the Company is obligated to pay an upfront, nonrefundable licensing fee, future royalties on any products that are radiolabeled using the licensed technology for the term of the patent rights, minimum annual royalties (that are creditable against royalties) and future milestone payments totaling $575,000 relative to clinical trials for particular indications and certain stages of the regulatory process. The term of this agreement is through the last to expire of the patent rights and the Company has the right to terminate the agreement upon providing ninety days written notice. There have been no sales of products subject to such license agreements and none of the relevant milestones have been achieved through December 31, 2007. The Company paid the initial license fee of $10,000 in the first quarter of 2007 which was charged to Research and Development expense.

Manufacturing Agreement with MDS Nordion. On June 4, 2004, the Company entered into a process development and manufacturing agreement with MDS Nordion, a division of MDS (Canada) for the development of a facility for the cGMP manufacture of Zemiva, and to supply the Company's requirements for Zemiva during the clinical trial process (the "Manufacturing Agreement"). Pursuant to the Manufacturing Agreement, Nordion will provide access to a manufacturing facility at their premises in Vancouver, British Columbia, a portion of which will be solely dedicated for the production and supply of Zemiva during the Company's clinical trials. The facility utilized under this agreement is owned by Nordion, and used for the production and supply of Zemiva on a priority basis. The Company was obligated to pay a facility fee upon execution of the Manufacturing Agreement. The Company also made milestone payments related to various phases of the process development. A percentage of each milestone was paid upon execution of the agreement, another percentage was paid upon commencement of the milestone, and the remainder of each milestone payment was paid upon completion of the milestone. As of December 31, 2007, the Company had made all payments required under this agreement aggregating to approximately $2.1 million. The term of the Manufacturing Agreement initially was through 2005, but the agreement has been extended through December 31, 2007.

Commercial Manufacture and Supply Agreement with MDS Nordion. On January 12, 2006, the Company entered into a six-year, renewable agreement with MDS Nordion for the commercial manufacture and supply of Zemiva (the "Supply Agreement"). Under the Supply Agreement, the Company paid $725,000 as an up-front payment and is obligated to make additional payments totaling $1.4 million upon MDS Nordion reaching certain manufacturing preparation milestones. A percentage of each milestone payment is due upon commencement of various phases of construction and process validation, and the remainder of each milestone payment is due upon facility commissioning and demonstration of production capability. As of December 31, 2007, the Company paid $1.6 million under this Supply Agreement. For the year ended December 31, 2007, the Company has recorded approximately $358,000 of research and development expenses relating to the Supply Agreement in the accompanying consolidated statement of operations. One month subsequent to obtaining manufacturing preparedness, the Company is obligated to pay a monthly facility reservation fee of $24,000 which can be offset against monthly supply purchases by the Company. The Supply Agreement establishes cost of batch and cost per dose maximums.

Azedra Technology Transfer with MDS Nordion. On March 22, 2006, the Company entered into an agreement with MDS Nordion to scale up MDS Nordion for the production of Azedra clinical material (the "Azedra Agreement"). Under the Azedra Agreement, the Company was originally obligated to make payments to MDS for upfront milestones amounting to $750,000 in 2006. This was amended in July 2006, by a Phase IIb amendment of $110,000, and an additional amendment of $270,000 in October 2006. The milestone payments are for various phases of the process development. A percentage of each milestone is due upon execution of the agreement, another percentage is due upon commencement of the milestone, and the remainder of each milestone payment is due upon completion of the milestone. As of December 31, 2007, the Company has made payments of approximately $1,130,000. Since these costs are non-refundable and for research and development purposes, all charges are recognized as expenses incurred. For the year ended December 31, 2007, the Company has recorded approximately $122,000 of research and development expenses relating to the Azedra Agreement in the accompanying consolidated statement of operations.

Master Research Agreement with the University of New Mexico — Effective April 1, 2007, the Company entered into a Master Agreement with the Health Sciences Center of the University of New Mexico ("UNMHSC") for certain directed research projects. On May 10, 2007, the Company and UNMHSC entered into Research Project Task Order #1 entitled "Onalta manufacturing and processes development". The Project has a two year duration ending on April 30, 2009. After an initial payment on execution of the Task Order, the Company is required to make fixed quarterly payments for the duration of the Project. As of December 31, 2007, the Company has made payments of $214,607.

Manufacturing and Supply Agreement with Trace Life Sciences, Inc. — On June 18, 2007, the Company entered into an agreement with Trace for the commercial supply of Zemiva (the "Agreement"). The activities under the Agreement are in addition to those covered by a previous agreement with Trace dated May 1, 2006 for the production of I-123 isotope. The Agreement includes a facility development and improvement phase, followed by a Zemiva manufacturing and supply phase. The Agreement calls for milestone payments by the Company for successful completion of applicable milestones in the facilities development phase, and on an invoice basis upon shipment of Zemiva pursuant to purchase orders submitted by the Company during the manufacturing and supply phase. As of December 31, 2007, the Company has made payments of $299,804 in the facilities development phase of the Agreement. No payments have been made pursuant to the manufacturing and supply phase.

Azedra Clinical Trial Manufacturing Facility and Clinical Trial Supply Agreement with MDS Nordion — On July 12, 2007, the Company entered into an agreement with Nordion to establish a facility at Nordion's manufacturing site for the production and supply of Azedra for clinical trials (the "Agreement"). The Agreement includes a Facility Program followed by a manufacture and supply phase of Azedra for clinical trials. Payments for the Facility Program are based upon successful completion of milestones, with payments for Azedra supply based upon receipt of invoices from Nordion for each batch of Azedra produced in accordance with applicable specifications. As of December 31, 2007, the Company has made payments of $75,000 for the Facility Program. No payments have been made pursuant to the clinical trial production and supply phase.

Master Services Agreement with PPD Development, LP — On August 30, 2007, the Company entered into a Master Services Agreement with PPD (the "MSA) under which PPD will provide, from time to time, clinical development services in connection with certain clinical research programs sponsored by the Company (the "Projects"). The details of each Project would be mutually agreed upon in a written addendum (the "Project Addendum") to the MSA and incorporated therein by reference. On September 18, 2007, the Company and PPD entered into a Project Addendum for PPD to provide certain clinical research services in connection with the Company's clinical research program entitled "A Phase I-II Study Evaluating the Maximum Tolerated Dose, Safety, and Efficacy of Ultratrace Iobenguane I 131 in Patients with Malignant Pheochromocytoma/Paraganglioma". The estimated not-to-exceed compensation for the Project is approximately $8,348,783. As of December 31, 2007, the Company has made payments of $1,794,455 pursuant to the Project Addendum, which were charged to research and development expense.

Azedra Manufacturing & Supply Agreement with Iso-Tex Diagnostics, Inc. — On December 31, 2007, the Company entered into an agreement with Iso-Tex for the manufacture and supply of Azedra for use in human clinical trials (the "Agreement"). The Agreement calls for the parties to share equally in the cost(s) of any facility improvements and/or equipment acquisitions necessary for Iso-Tex to establish a remote Hot Cell facility. Iso-Tex will manufacture and supply Azedra upon receipt of purchase orders from the Company and invoice the Company upon shipment of each batch of Azedra pursuant to the applicable purchase order. As of December 31, 2007, the Company has made no payments yet to Iso-Tex for this agreement.

Operating Leases — The Company rents laboratory and office space located in Cambridge, Massachusetts, under two operating leases. One lease terminates in June 2008, and does not contain an option to renew. The second lease also terminates in June 2008 and has an option to renew for six months. The lease agreement provides that the Company pay fixed monthly rental payments of $34,757. Total rent expense under these arrangements was $205,754, $336,691, and $567,046 in 2005, 2006 and 2007, respectively.

The Company leases two apartments for officers at a cost of approximately $4,500 per month pursuant to a renewable 1-year lease (expiring in May 2008, as amended).

December 31, 2007, minimum annual rental payments were as follows:

Year	Amount
2008	$231,044

In addition to the minimum payments, the Company pays the landlord for allocated taxes and common area usage. These contingent rental payments fluctuate during the term of the lease and are immaterial.

Employment Agreements — The Company has employment agreements with its officers that continue until terminated in accordance with the provisions of the agreements. Pursuant to the terms, the officers will receive annual base salaries. The base salaries are adjusted annually and, as adjusted, aggregate approximately $3.5 million per all agreements, for calendar years after December 31, 2007. The officers are also eligible to earn bonuses based on the discretionary accomplishment of goals set by the Board of Directors. Either the Company or the officer may terminate their employment agreement at any time, with or without cause. In the event the Company terminates the employment agreement without cause or the officer terminates his employment for good reason, as defined, the officer may be entitled to receive severance pay up to one year's base salary. In addition, each agreement provides that in the event of a change in control of the Company, as defined, any unvested options that the officer may hold will become immediately vested and exercisable. The total of such unvested options as of December 31, 2007 was 1,096,655.

12. OTHER RELATED-PARTY TRANSACTIONS AND RELATIONSHIPS

Certain related party transactions are described in Notes 3, 7, 8, 9 and 10. The following are other related party transactions.

During 2005, 2006 and 2007, the Company expensed $271,500, $284,500, and $226,154 respectively for remuneration to members of the Board of Directors for service on the Board, as well as a consulting arrangement with a member of the Board.

Mr. David Barlow became Chairman of the Company's Board of Directors in 2000 and Chief Executive Officer in 2003. During this period and continuing, Mr. Barlow's brother has been a partner in the law firm representing the Company as legal counsel. Mr. Barlow's brother has not provided any direct service to the Company. During the years ended December 31, 2005 , 2006 and 2007, fees billed by such firm (including costs related to the issuances of capital stock in 2005 and 2006) were $1,907,734, $2,193,194 and $3,099,036, respectively.

	Years Ended December 31,		
	2005	2006	2007
Research and development — related parties			
Stock — based compensation	$ 83,406	$ 62,599	$ 175,154
Consulting fees	119,133	189,300	238,440
	$ 202,539	$ 251,899	$ 413,594
General and administrative — related parties			
Consulting fees	$ 121,000	$ 284,500	$ 226,219
Legal fees	913,069	1,545,002	3,099,036
	$1,034,069	$1,829,502	$3,325,255

Included in accounts payable and accrued expense — related parties in the accompanying consolidated balance sheets is the following:

	As of December 31,	
	2006	2007
Legal	$684,243	$1,180,106
Consulting	—	103,949
	$684,243	$1,284,055

13. SUBSEQUENT EVENTS

Discontinuance of contractual relationship with Certus International, Inc. — The Company and Certus entered into a Clinical Research and Consulting Master Services Agreement effective August 22, 2004 (the "Agreement"). Effective February 15, 2008, the Company and Certus entered into a Settlement Agreement and Release to discontinue this contractual relationship upon mutually agreeable terms. The Company and Certus have agreed to cooperate in the orderly and systematic wind-down of activities under the Agreement, including transition of information and materials generated from such activities. The outcome of this matter did not have a material impact on the Company's results of operations or financial condition.

14. UNAUDITED QUARTERLY FINANCIAL DATA

The following table presents unaudited quarterly financial data of the Company. The Company's quarterly results of operations for these periods are not necessarily indicative of future results of operations.

	Revenue Under Research and Development Grants	Net Loss	Net Loss Attributable to Common Stockholders	Basic and Diluted Net Loss per Share Attributable to Common Stockholders
Year Ending December 31, 2006				
First Quarter	$ 81,518	$ (6,842,194)	$ (7,796,808)	$(1.79)
Second Quarter	82,391	(5,548,469)	(6,487,889)	(1.44)
Third Quarter	42,550	(6,594,515)	(7,586,010)	(1.67)
Fourth Quarter	118,609	(8,281,040)	(10,353,411)	(2.28)
Year Ending December 31, 2007				
First Quarter	$247,567	$(13,432,009)	$(14,800,046)	$(0.84)
Second Quarter	14,686	(11,543,970)	(11,543,970)	(0.47)
Third Quarter	316,642	(13,194,885)	(13,194,885)	(0.53)
Fourth Quarter	151,777	(21,654,317)	(21,654,317)	(0.87)

INDEX TO EXHIBITS

Number	Description of Document
3.1**	Restated Articles of Organization, filed May 30, 2006, as amended by Articles of Amendment, filed September 7, 2006.
3.2**	Amended and Restated Bylaws.
4.1	Reference is made to Exhibits 3.1 and 3.2.
4.2**	Form of Common Stock Certificate.
4.3	Form of Warrant *(incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on November 16, 2007).*
4.4	Indenture between the Company and the Bank of New York dated as of November 16, 2007 *(incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on November 16, 2007).*
4.5	Pledge and Security Agreement dated as of November 16, 2007 *(incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed on November 16, 2007).*
10.1**	Unit Purchase Agreement for the Purchase of Shares of Series B Preferred Stock of the Company dated as of February 23, 2004.
10.2**	Stock Purchase Agreement for the Purchase of Series C Preferred Stock of the Company dated as of March 29, 2005.
10.3**	Amended and Restated Voting Agreement by and among the Company and certain holders of Common Stock and Series A Preferred Stock, the holders of Series B Preferred Stock and the holders of Series C Preferred Stock dated as of March 29, 2005.
10.4**	Investors Rights Agreement by and between the Company and the holders of Series C Preferred Stock dated as of March 29, 2005.
10.5**	Registration Rights Agreement by and among the Company and certain holders of Common Stock and Series A Preferred Stock, the holders of Series B Preferred Stock, and the holders of Series C Preferred Stock, dated as of March 29, 2005.
10.6**	Lease Agreement dated as of June 19, 2003 by and between the Company and RayJoe Limited Partnership.
10.7**	Employment Agreement dated as of January 1, 2003 by and between the Company and John Babich.
10.8**	Employment Agreement dated as of February 7, 2003 by and between the Company and David Barlow.
10.9**	Employment Agreement dated as of March 3, 2003 by and between the Company and John McCray.
10.10**	Employment Agreement dated as of May 1, 2004 by and between the Company and Nicholas Borys.
10.11**	Employment Agreement dated as of July 1, 2005 by and between the Company and Bob Gallahue.
10.12**	License Agreement, dated as of October 25, 1999, between the Company and Nihon Medi-Physics Co. Ltd.
10.13**	Development, Manufacturing and Supply Agreement, dated June 14, 2004, as amended by Amendment No. 1, between the Company and MDS Nordion, a division of MDS (Canada) Inc.
10.14**	Exclusive License Agreement, dated as of December 29, 1997, between the Company and Georgetown University.
10.15**	Exclusive License Agreement, dated as of March 1, 2000, between the Company and Georgetown University.
10.16**	License Agreement, dated as of December 15, 2000, between the Company and The Board of Governors of the University of Western Ontario.
10.17**	License Agreement, dated as of September 5, 2003, between the Company and The Board of Governors of the University of Western Ontario.
10.18**	1997 Stock Option Plan.
10.19**	Amended and Restated 2006 Equity Incentive Plan.

Number	Description of Document
10.20**	Consulting Agreement dated as of January 1, 2005 by and between the Company and William Eckelman.
10.21**	Exclusive License Agreement, dated as of December 28, 2005, between the Company, Georgetown University and Johns Hopkins University.
10.22**	Employment Agreement dated June 23, 2005 by and between the Company and James A. Wachholz.
10.23**	BMIPP Supply Agreement, dated as of January 12, 2006, between the Company and MDS Nordion, a division of MDS (Canada) Inc.
10.24**	Agreement, dated as of March 22, 2006, as amended, between the Company and MDS Nordion, a division of MDS (Canada) Inc.
10.25**	Amendment No. 2, dated May 9, 2006, between the Company and MDS Nordion to Development, Manufacturing and Supply Agreement, dated June 14, 2004, and Amendment No. 1, dated May 9, 2006, between the Company and MDS Nordion to BMIPP Supply Agreement, dated January 12, 2006.
10.26**	Amendment No. 3, dated November 26, 2006, between the Company and MDS Nordion to Development, Manufacturing and Supply Agreement, dated June 14, 2004.
10.27**	License Agreement, dated as of November 3, 2006, between the Company and Novartis Pharma AG.
10.28**	License Agreement, dated as of December 6, 2006, between the Company and McMaster University.
10.29**	First Amendment, dated January 4, 2007, between the Company and Novartis Pharma AG to the License Agreement dated November 3, 2006.
10.30**	Technology Transfer Agreement, dated December 20, 2006, between the Company and Mallinckrodt Inc.
10.31**	License, Development and Commercialization Agreement, dated January 15, 2007, between the Company and Bayer Schering Pharma Aktiengesellschaft.
10.32**	Securities Purchase Agreement, dated September 28, 2006, among the Company and the Purchasers of Convertible Notes and Common Stock Warrants.
10.33**	Amendment No. 1 to Registration Rights Agreement, dated September 28, 2006, among the Company and certain holders of Common Stock and Series A Preferred Stock, the holders of Series B Preferred Stock, the holders of Series C Preferred Stock, and the holders of Convertible Notes.
10.34**	Amendment No. 1 to Employment Agreement between the Company and John Babich, dated November 14, 2005.
10.35**	Amendment No. 1 to Employment Agreement between the Company and David Barlow, dated November 14, 2005.
10.36**	Amendment No. 1 to Employment Agreement between the Company and John McCray, dated November 14, 2005.
10.37**	Amendment No. 1 to Employment Agreement between the Company and Nicholas Borys, dated November 14, 2005.
10.38**	Amendment No. 1 to Employment Agreement between the Company and Bob Gallahue, dated November 14, 2005.
10.39	Employment Agreement dated August 13, 2007 by and between the Company and Donald Wallroth *(incorporated by reference to Exhibit 10.1 on our Current Report on Form 8-K filed on September 11, 2007).*
10.40	Contract of Purchase and Sale between the Company and NeoRx Manufacturing Group, Inc., an unaffiliated third party, for the purchase of certain real property and personal property located at 3100 Jim Cristal Road, Denton, Texas *(incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 17, 2007).*

Number	Description of Document
10.41	Amended and Restated Registration Rights Agreement by and among the Company and certain holders of Common Stock and Series A Preferred Stock, the holders of Series B Preferred Stock, the holders of Series C Preferred Stock, the holders of Convertible Notes and the holders of Bond Warrants dated as of November 16, 2007 *(incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed on November 16, 2007).*
14.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to our annual report on Form 10-K filed on April 2, 2007).
21.1	Subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP
31.1	Rule 13a-14(a)/15d-14(a) Certifications by the Registrant's Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certifications by the Registrant's Chief Financial Officer
32.1	Section 1350 Certifications by the Registrant's Chief Executive Officer
32.2	Section 1350 Certifications by the Registrant's Chief Financial Officer

---

** Incorporated herein by reference to the exhibits under the same exhibit numbers previously filed with the Registrant's Registration Statement on Form S-1 filed with the Commission, as amended (Registration No. 333-129570), as declared effective on February 1, 2007.

MOLECULAR INSIGHT PHARMACEUTICALS, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 12, 2008

To the Stockholders of Molecular Insight Pharmaceuticals, Inc.:

Notice is hereby given that the 2008 annual meeting of stockholders (the "Annual Meeting") of Molecular Insight Pharmaceuticals, Inc., a Massachusetts corporation (the "Company"), will be held at 10:00 a.m., local time, on Monday, May 12, 2008, at the offices of Foley & Lardner LLP, 111 Huntington Avenue, Boston, MA 02199-7610, to consider and act upon the following proposals:

1. To elect three directors to be Class II directors of the Company's Board of Directors, each to serve for a term of three years or until his or her successor is elected and qualified;

2. To ratify the selection of Deloitte & Touche LLP, independent registered public accounting firm, as auditors for the fiscal year ending December 31, 2008; and

3. To transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

The Board of Directors has fixed the close of business on April 1, 2008 as the record date. Only the holders of record of the Company's common stock on the record date are entitled to notice of and to vote at the Annual Meeting. Information relating to the matters to be considered and voted on at the Annual Meeting is set forth in the proxy statement accompanying this notice. Copies of our Annual Report on Form 10-K for the 2007 fiscal year and our 2007 Annual Review are also enclosed.

All stockholders are cordially invited to attend the Annual Meeting in person. To ensure your representation at the Annual Meeting, you are urged to complete, sign, date and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope, even if you plan to attend the Annual Meeting. You may revoke your proxy in the manner described in the accompanying proxy statement at any time before it has been voted at the Annual Meeting. Any stockholder attending the Annual Meeting may vote in person even if he or she has returned a proxy.

By Order of the Board of Directors,

/s/ David S. Barlow

David S. Barlow
Chairman of the Board and Chief Executive Officer

April 11, 2008

MOLECULAR INSIGHT PHARMACEUTICALS, INC.

160 Second Street
Cambridge, Massachusetts 02142
(617) 492-5554

PROXY STATEMENT
FOR
2008 ANNUAL MEETING OF STOCKHOLDERS

This Proxy Statement is furnished in connection with the solicitation of the accompanying proxies on behalf of the Board of Directors of Molecular Insight Pharmaceuticals, Inc. (the "Company") for use at the Company's 2008 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Monday, May 12, 2008, at the offices of Foley & Lardner LLP, 111 Huntington Avenue, Boston, MA 02199-7610, at 10:00 a.m., local time, and any adjournments or postponements of the Annual Meeting.

This Proxy Statement and the accompanying proxy cards, together with the Company's Annual Report on Form 10-K for the 2007 fiscal year and our 2007 Annual Review, are first being mailed to stockholders entitled to vote at the Annual Meeting on or about April 11, 2008.

ABOUT THE MEETING

Why am I receiving these materials?

At the Annual Meeting, stockholders will act upon matters described in the notice of meeting contained in this Proxy Statement, including the election of directors. We sent you this proxy statement and the enclosed proxy card because the Board of Directors of the Company is soliciting your proxy to vote at the Annual Meeting. You are invited to attend the Annual Meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign, and return the enclosed proxy card, or, if your shares are held by a broker, you may vote your shares by telephone or over the Internet, if authorized by your broker.

Who is entitled to vote?

Only holders of the Company's common stock outstanding as of the close of business on April 1, 2008 (the "Record Date") will be entitled to vote at the Annual Meeting. Each stockholder is entitled to one vote for each share of common stock he or she held on the Record Date. As of the close of business on April 1, 2008, 24,966,062 shares of our common stock were issued and outstanding.

Who can attend the Annual Meeting?

All stockholders, or individuals holding their duly appointed proxies, may attend the Annual Meeting. Appointing a proxy in response to this solicitation will not affect a stockholder's right to attend the Annual Meeting and to vote in person. Please note that if you hold your shares in "street name" (in other words, through a broker, bank, or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the Record Date to gain admittance to the Annual Meeting.

What constitutes a quorum?

A majority of the shares of common stock outstanding on the Record Date must be represented, in person or by proxy, to provide a quorum at the Annual Meeting. If you vote, your shares will be part of the quorum. Shares represented by a proxy card either marked "ABSTAIN" or returned without voting instructions are counted as present for the purpose of determining whether the quorum requirement is satisfied. Also, in those instances where shares are held by brokers who have returned a proxy but are prohibited from exercising discretionary authority for beneficial owners who have not given voting instructions ("broker non-votes"), those shares will be counted as present for quorum purposes. However, broker non-votes will not be counted as votes for or against any proposal.

What is the effect of not voting?

It will depend on how your share ownership is registered. If you own shares as a registered holder and do not vote, your unvoted shares will not be represented at the meeting and will not count toward the quorum requirement. If a quorum is obtained, your unvoted shares will not affect whether a proposal is approved or rejected.

If you own shares in street name and do not vote, your broker may represent your shares at the meeting for purposes of obtaining a quorum. In the absence of your voting instructions, your broker may or may not vote your shares in its discretion depending on the proposals before the meeting. Your broker may vote your shares in its discretion on routine matters such as Proposal 1, the election of directors. Any shares not voted, whether due to abstention or because they constitute broker nonvotes, will not affect the election of directors. Once a share is represented at the Annual Meeting, it will be deemed present for quorum purposes throughout the Annual Meeting (including any adjournment or postponement of that meeting unless a new record date is or must be set for such adjournment or postponement).

How do I vote?

Stockholders who own shares registered directly with the Company's transfer agent on the close of business on April 1, 2008 can appoint a proxy by mailing their signed proxy card in the enclosed envelope. Street name holders may vote by telephone or Internet if their bank or broker makes those methods available, in which case the bank or broker will enclose the instructions with the Proxy Statement. The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that the stockholders' instructions have been properly recorded.

Can I change my vote after I return my proxy card?

Yes. Even after you have submitted your proxy, you can change your vote at any time before the proxy is exercised by appointing a new proxy bearing a later date, by providing written notice to the Secretary of the Company that you are revoking your proxy, or by voting in person at the Annual Meeting. Presence at the Annual Meeting of a stockholder who has appointed a proxy does not in itself revoke a proxy. Unless so revoked, the shares represented by proxies received by the Board will be voted at the Annual Meeting. When a stockholder specifies a choice by means of the proxy, then the shares will be voted in accordance with such specifications. A written notice to the Company's Secretary revoking your proxy must be sent to: Corporate Secretary, Molecular Insight Pharmaceuticals, Inc., 160 Second Street, Cambridge, Massachusetts 02142.

What am I voting on?

You are voting on two proposals:

1. Election of three directors, with the following as the Board's nominees:

- Daniel Frank (nominated as a Class II director with a term to end at the 2011 Annual Meeting of Stockholders);
- Lionel Sterling (nominated as a Class II director with a term to end at the 2011 Annual Meeting of Stockholders); and
- Scott Gottlieb, MD (nominated as a Class II director with a term to end at the 2011 Annual Meeting of Stockholders); and

2. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008.

What are the Board's recommendations?

The Board recommends a vote:

- For election of the nominated slate of directors; and
- For the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008.

If you sign and return your proxy card, unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" votes, and with respect to proposals other than the election of directors, "Against" votes, abstentions, and broker non-votes. Abstentions will be counted towards the vote total for each proposal and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give the broker or nominee specific instructions, your broker or nominee can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the Nasdaq Global Market on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes. Shares represented by such "broker non-votes" will, however, be counted in determining whether there is a quorum.

What vote is required to approve the proposals?

Directors are elected by a plurality of the votes cast by stockholders entitled to vote at the Annual Meeting. On all other matters being submitted to stockholders, the affirmative vote of a majority of shares present, in person or represented by proxy, and voting on each such matter at the Annual Meeting is required for approval.

Are there any other items that are to be discussed during the Annual Meeting?

No. The Company is not aware of any other matters that you will be asked to vote on at the Annual Meeting. If other matters are properly brought before the Annual Meeting, the Board or proxy holders will use their discretion on these matters as they may arise.

Who will count the vote?

American Stock Transfer & Trust Company, the Company's transfer agent, will count the vote. Foley & Lardner LLP, the Company's outside counsel, will serve as the inspector of the election.

Who pays to prepare, mail, and solicit the proxies?

Proxies may be solicited by personal meeting, Internet, advertisement, telephone, and facsimile machine, as well as by use of the mails. Solicitations may be made by directors, officers, and other employees of the Company, as well as the Company's investor relations firm, none of whom will receive additional compensation for such solicitations. The cost of soliciting proxies will be borne by the Company. It is anticipated that banks, brokerage houses, and other custodians, nominees, or fiduciaries will be requested to forward solicitation materials to their principals and to obtain authorization for the execution of proxies and that they will be reimbursed by the Company for their out-of-pocket expenses incurred in providing those services. All expenses of solicitation of proxies will be borne by the Company.

Delivery of Proxy Materials to Households

Pursuant to SEC rules, services that deliver the Company's communications to stockholders that hold their stock through a bank, broker, or other holder of record may deliver to multiple stockholders sharing the same address a single copy of the Company's annual report to stockholders and this proxy statement. Upon written or oral request, the Company will promptly deliver a separate copy of the annual report to stockholders and this proxy statement to any stockholder at a shared address to which a single copy of each document was delivered. Stockholders may notify the Company of their requests by calling the Company's Secretary at (617) 492-5554 or by sending a written request addressed to the Company, Attention: Secretary, Molecular Insight Pharmaceuticals, Inc., 160 Second Street, Cambridge, Massachusetts 02142.

How can I contact the members of the Board?

Stockholders may communicate with the full Board or individual directors by submitting such communications in writing to Molecular Insight Pharmaceuticals, Inc., Attn: Board of Directors (or the individual director(s)), Molecular Insight Pharmaceuticals, Inc., 160 Second Street, Cambridge, Massachusetts 02142. Such communications will be delivered directly to the directors.

PROPOSAL 1 — ELECTION OF DIRECTORS

The Board of Directors recommends the following nominees for election as directors and recommends that each stockholder vote "FOR" the nominees. Executed proxies in the accompanying form will be voted at the annual meeting in favor of the election as directors of the nominees named below, unless authority to do so is withheld.

Our Board of Directors presently consists of seven members and is divided into three classes (designated "Class I," "Class II," and "Class III"), with the number of directors in each class being as nearly equal as possible. Our Board of Directors was first divided into three classes in February 2007 at the time of our initial public offering. Our articles of incorporation and bylaws provide that the directors in each respective class will serve three-year terms expiring at the third annual meeting of stockholders after their elections or until their respective successors have been duly elected and qualified, provided that the initial term of the Class I directors is scheduled to expire at our first annual stockholder meeting following our initial public offering, the initial term of the Class II directors is scheduled to expire at our second annual stockholder meeting following our initial public offering, and the initial term of the Class III directors is scheduled to expire at our third annual stockholder meeting following our initial public offering. Accordingly, at the Annual Meeting, three Class II directors are required to be elected. Our Board of Directors, upon the recommendation of the Governance and Nominating Committee, has nominated Daniel Frank, Lionel Sterling and Scott Gottlieb, M.D. to stand for election as Class II directors.

The persons nominated for election have agreed to serve if elected, and the Board of Directors has no reason to believe that any of these nominees will be unavailable or will decline to serve. In the event, however, that any of the nominees are unable or decline to serve as a director at the time of the annual meeting, the persons designated as proxies will vote for any nominee who is designated by our current Board of Directors to fill the vacancy.

The three nominees for director named above currently are directors of the Company and are proposed to be elected at the Annual Meeting to serve until the 2011 annual meeting of stockholders (as Class II directors). The remaining four directors will continue to serve as members of the Board for the terms described below under "Directors and Executive Officers." Directors are elected by a plurality of the votes cast (assuming a quorum is present or represented by proxy at the Annual Meeting), meaning that the three nominees receiving the highest number of affirmative votes of the votes represented at the Annual Meeting will be elected as directors. Proxies solicited by the Board will be voted "FOR" the nominees named above unless a stockholder specifies otherwise.

Biographical information and the age (as of the Record Date) for each director nominee to be elected at the Annual Meeting, and each other director and executive officer of the Company can be found below under "Directors and Executive Officers."

PROPOSAL 2 — RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors recommends the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008 and recommends that each stockholder vote "FOR" the ratification. Executed proxies in the accompanying form will be voted at the annual meeting in favor of the ratification of the independent registered public accounting firm, unless authority to do so is withheld.

At the Annual Meeting, the stockholders will be asked to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008. The Audit Committee of our Board of Directors has recommended, and the Board of Directors has already selected, Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2008. Deloitte & Touche LLP also served as our independent registered public accounting firm during the fiscal year ended December 31, 2007. Unless a stockholder directs otherwise, proxies will be voted for the approval of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the 2008 fiscal year. If the stockholders do not approve the appointment of

Deloitte & Touche LLP, the Board will consider the selection of other independent public accountants for the 2008 fiscal year, but will not be required to do so.

The affirmative vote of the majority of all shares of common stock eligible to vote on a matter is required to ratify the selection of Deloitte & Touche LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

In the event the stockholders fail to ratify the appointment, the Board of Directors will reconsider its selection. Even if the selection is ratified, the Board of Directors, in its discretion, may direct the appointment of a different independent registered public accounting firm for such fiscal year if the Board of Directors feels that such a change would be in the best interests of our company and its stockholders.

Representatives of Deloitte & Touche LLP will be present at the Annual Meeting and will be available to respond to appropriate questions and may make a statement if they so desire.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the director nominees to be elected at the Annual Meeting, and each other director and executive officer of the Company, their ages, and the positions currently held by each such person with the Company as of April 1, 2008.

Name	Age	Position
David S. Barlow	51	Chairman of the Board of Directors, Chief Executive Officer
John W. Babich, Ph.D.	51	President and Chief Scientific Officer
John E. McCray	57	Chief Operating Officer
Norman LaFrance, M.D., FACP, FACNP	60	Senior Vice President, Clinical Development and Chief Medical Officer
Donald E. Wallroth	59	Chief Financial Officer
John A. Barrett, Ph.D.	54	Vice President of Research
Joshua Hamermesh	35	Vice President of Commercial and Business Development
Priscilla Harlan	55	Vice President, Corporate Communications and Investor Relations
James F. Kronauge, Ph.D.	52	Vice President of Process Development
James Wachholz	54	Vice President, Regulatory Affairs and Quality Assurance
David M. Stack	56	Director
Harry Stylli, Ph.D.	46	Director
Daniel Frank(1)	51	Director
Lionel Sterling(1)	70	Director
Scott Gottlieb, MD(1)	35	Director

(1) Director Nominees

David S. Barlow has served as the Chairman of our Board of Directors since early 2000 and as our Chief Executive Officer since January 2003. Mr. Barlow is a Trustee of McLean Hospital, Bates College, and Newton Country Day School. He is also a member of the President's Council at Massachusetts General Hospital (MGH), Boston, Massachusetts.

John W. Babich, Ph.D., a founder of our Company in 1997, serves as our President and Chief Scientific Officer and is a member of our Board of Directors.

John E. McCray has served as our Chief Operating Officer since joining Molecular Insight in March 2003. Prior to joining our Company, from 2000 to 2003, Mr. McCray served as the Chief Operating Officer at Pan Pacific Pharmaceuticals.

Norman LaFrance, M.D., FACP, FACNP has served as our Senior Vice President, Clinical Development and Chief Medical Officer since April 2007. From 2005 to 2007 he worked at Bausch & Lomb, where he served as Vice President, Global Pharmaceutical R&D. Dr. LaFrance was with Celltech Americas as Senior Vice President, Medical and Regulatory Affairs from 2002 to 2005.

Donald E. Wallroth has served as our Chief Financial Officer since August 2007. Prior to joining Molecular Insight, Mr. Wallroth worked in the National Life Sciences practice of Tatum LLC, a national financial executive services firm from 2006 to August 2007, where he was deployed as the CFO for prominent New England-based companies. From 2004 to 2005, he was a Partner with Keen Partners, an investment banking firm which focused on raising capital for emerging companies. From 2002 to 2004, he was the Chief Operating Officer of GoldK where he managed its financial and business operations.

John A. Barrett, Ph.D. has served as our Vice President of Research since August 2005. He came to Molecular Insight from Infinity Pharmaceuticals, where he worked from 2003 to 2005 and served as the Senior Director Pharmacology/Toxicology, ADME, and Bioanalytical Chemistry. Prior to Infinity Pharmaceuticals, Dr. Barrett was Senior Director of Pharmacology/Toxicology at EPIX Medical, Inc. from 2000 to 2003.

Joshua Hamermesh has served as our Vice President of Commercial and Business Development since May 2005. From 1999 to 2005, he worked at Genzyme Corporation, where he was the Business Director, Cardiac Cell Therapy and Chief Operating Officer of the company's MG Biotherapeutics unit. Mr. Hamermesh held several cardiovascular product marketing and business development positions at Genzyme, including Director, Cardiovascular Business Development and Marketing Manager, Genzyme Surgical Products.

Priscilla Harlan has served as our Vice President, Corporate Communications since July 2005. From 2000 to 2005, Ms. Harlan worked at Complete Healthcare Communications, Inc., a medical communications consultancy, where she was an Account Director for pharmaceutical clients.

James F. Kronauge, Ph.D. joined Molecular Insight in December 1999, and after serving in a variety of research positions, became our Vice President of Process Development in August 2005.

James Wachholz has served as our Vice President, Regulatory Affairs and Quality Assurance since May 2005. Prior to joining our Company, from 2003 to May 2005, he worked at Accentia Biopharmaceuticals, where he served as Chief Regulatory Officer. From 1998 to 2003, Mr. Wachholz worked at Sepracor Inc., where he served as the Executive Director of Regulatory Affairs.

David M. Stack has served as a member of the Board of Directors since 2006. Mr Stack is the President and Chief Executive Officer of Pacira Pharmaceuticals, Inc, has been Executive Partner of MPM Capital since 2005 and a Managing Partner of Stack Pharmaceuticals, Inc since 1998. From 2001 until 2004, he was the President and the Chief Executive Officer of The Medicines Company. He currently serves as Director of Bio-Imaging Technologies, Inc, PepTx., Inc., Pacira Pharmaceuticals, Inc., and Elixir Pharmaceuticals Inc.

Harry Stylli, MBA, Ph.D. has served as a member of our Board of Directors since 2004. Dr. Stylli has been President, Chief Executive Officer and a member of the Board of Directors of Sequenom, Inc. since 2005. From 2003 until 2005, he was President and Chief Executive Officer of Xencor, Inc. From 2002 to 2003, he served as co-founder, President and Chief Executive Officer of CovX Pharmaceuticals Inc. From 1995 to 2002 he held various senior roles at Aurora Biosciences Corp., a company he co-founded. In 2001, following the merger between Aurora Biosciences Corp. and Vertex Pharmaceuticals Incorporated, Dr. Stylli served as President of Aurora Biosciences Corp. and Panvera Corporation. Harry Stylli is currently an advisor to Nanosyn, a chemistry company. Since July 2007, he has also been serving as a member of the Board of Directors of Micropharma Limited, a privately held biotechnology company.

Daniel Frank has served as a member of our Board of Directors since 2004. Since 2001, he has worked at Cerberus Capital Management, L.P., a private investment firm. Mr. Frank is also currently a member of the Board of Directors for Aton Pharma, Inc. and Reva Medical Inc.

Lionel Sterling joined our Board of Directors as of the listing of our common stock on the Nasdaq Global Market in February 2007. In 1987, Mr. Sterling founded Equity Resources Inc., a private investment firm, where he has served as President since 1987. He is currently a member of the Board of Directors of Third Wave Technologies.

Scott Gottlieb, MD has served as a member of our Board of Directors since August, 2007. Dr. Gottlieb is also currently a practicing physician, who joined the American Enterprise Institute in 2007 after several years at the U.S. Food and Drug Administration (FDA). Dr. Gottlieb was the Deputy Commissioner for Medical and Scientific Affairs at the FDA from 2005 to 2007. Prior to his appointment as Deputy Commissioner, he served at the FDA in a number of senior capacities in 2003 and 2004, including Senior Advisor for Medical Technology for the FDA Commissioner and Director of Medical Policy Development.

Executive officers of he Company are elected by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified.

CORPORATE GOVERNANCE AND BOARD MATTERS

Board Meetings and Independence

During the fiscal year ended December 31, 2007 ("Fiscal 2007"), the Board of Directors of the Company held 12 meetings, out of which 4 were in-person and 8 were telephonic, and took action by written consent on three occasions. Each current director attended at least 75% of the total meetings of the Board and the total number of meetings held by all committees of the Board on which he served during Fiscal 2007. It is the Company's current policy to strongly encourage directors to attend the Annual Meeting, but they are not required to attend. The annual meeting of stockholders for Fiscal 2007 was held on May 14, 2007. Two directors attended our annual meeting for Fiscal 2007.

In addition to the regular meetings of the Board in 2007, the independent members of the Board held one meeting without the management directors, which was attended by all the independent members of the Board.

Our Board of Directors presently has seven members, and biographical information regarding these directors (three of whom are director nominees) is set forth above. The Board has determined that five of its members are "independent directors" as defined under the rules of the Nasdaq Stock Market, Inc. and Rule 10A-3(b)(i) under the Securities Exchange Act of 1934. These five "independent directors" are Messrs. Frank, Stylli, Stack, Sterling and Gottlieb. Mr. Frank is the designated lead independent director and in such capacity is responsible for calling meetings of the independent directors and establishing agenda for such meetings.

Board Committees

The Board of Directors has established three standing committees: an Audit Committee, a Compensation Committee, and a Governance and Nominating Committee. In addition, the Board of Directors has established a Scientific Advisory Board. The following is a summary description of the respective responsibilities of the Board's standing committees:

Audit Committee.

The Audit Committee performs the following functions, among others:

- appointing and replacing our independent registered public accounting firm;
- reviewing compliance with legal and regulatory requirements;
- evaluating our audit and internal control functions;
- reviewing the proposed scope and results of the audit; and
- reviewing and pre-approving the independent registered public accounting firm's audit and non-audit services rendered.

The Audit Committee consists of three independent directors, Messrs. Sterling, Stylli and Stack. Each member of the Audit Committee is able to read and understand fundamental financial statements, including our balance sheet, income statement and cash flows statements.

Our Board of Directors has determined that Mr. Sterling is an "audit committee financial expert" as that term is defined in Securities and Exchange Commission regulations. The Audit Committee met seven times in Fiscal 2007. The Audit Committee's report on its activities during 2007 appears later in this proxy statement under the caption "Audit Committee Report". The Board of Directors has approved and adopted a written charter for the Audit Committee, and the chairperson of the Audit Committee is Mr. Sterling. A copy of the Audit Committee's charter is posted on the Company's website *www.molecularinsight.com* in the "Corporate Governance" subsection in the "Investor Relations" section of the website.

Compensation Committee.

The Compensation Committee performs the following functions, among others, as set forth in its committee charter, a copy of which is available at our website at *www.molecularinsight.com*, including:

- recommending and approving salaries, incentive compensation and equity-based plans for our executive officers and managers;
- reviewing corporate goals and objectives relative to executive compensation;
- evaluating our Chief Executive Officer's performance in light of corporate objectives;
- setting our Chief Executive Officer's compensation based on the achievement of corporate objectives;
- developing plans for Chief Executive Officer succession; and
- preparing and issuing reports required under the committee charter.

The Compensation Committee consists of three independent directors, Messrs. Frank, Sterling and Stack. The chairperson of the Compensation Committee is Mr. Frank. The Compensation Committee met six times and took action by written consent once in Fiscal 2007.

A copy of the Compensation Committee's charter is posted on the Company's website at *www.molecularinsight.com* in the "Corporate Governance" subsection in the "Investor Relations" section of the website.

Governance and Nominating Committee.

The Governance and Nominating Committee performs the following functions, among others, as set forth in its committee charter:

- developing criteria for director selection;
- identifying and recommending to the full Board of Directors the director-nominees to stand for election at annual meetings of the stockholders;
- recommending members of the Board of Directors to serve on the various committees of the Board of Directors;
- evaluating and ensuring the independence of each member of each committee of the Board of Directors;
- recommending to the Board of Directors our corporate governance principles; and
- recommending to the Board of Directors a code of conduct for our directors, officers and employees.

The Governance and Nominating Committee will consider nominees recommended by stockholders who submit such recommendations in writing to our Secretary in accordance with our Bylaws, and include the candidate's name, biographical data and qualifications. Stockholders recommending nominees must disclose the stockholder's name and address, class and number of shares of our stock that are owned, the length of such ownership and any relationship between the stockholder and the nominee. Stockholders must also comply with such other procedural requirements as we may establish from time to time. Each nominee is evaluated by our Governance and Nominating Committee, which shall take into account all factors it considers appropriate, which may include judgment, skill, diversity, experiences with businesses and other organizations of comparable size, the interplay of the candidate's experiences with the experience of other directors, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. At a minimum, a nominee should have distinguished him or herself in a career in industry, government or academia; should be capable of offering sound advice and counsel to us and our Chief Executive Officer; must possess the highest personal and professional ethics, integrity and values; and must be eligible to serve a minimum of three years. The Governance and Nominating Committee considers not only the individual talents and skills of each nominee, but also the range of talents and skills represented by all members of our Board of Directors. Our Governance and Nominating Committee may, but need not, use the services of an executive search firm to help it to identify, evaluate and attract the best candidates for nomination as a director.

The Governance and Nominating Committee consists of three independent directors, Messrs. Frank, Sterling and Gottlieb, and the chairperson of the Governance and Nominating Committee is Mr. Frank. The Governance and Nominating Committee met three times during Fiscal 2007. A copy of the Governance and Nominating Committee's charter is posted on the Company's website at *www.molecularinsight.com* in the "Corporate Governance" subsection in the "Investor Relations" section of the website.

Scientific Advisory Board.

In addition to the foregoing, our Board of Directors has established a group of respected scientists in the biochemistry, organic and inorganic chemistry, cardiology, radiation oncology, nuclear medicine and radiology fields to advise it on scientific, technical and commercialization issues. The scientific advisory board does not have any authority with respect to the governance of our company but provides advice on the scientific results and strategy of our products and research and development efforts. The advisors are currently William C. Eckelman, Ph.D., who serves as Chairman; Ronald L. Van Heertum, M.D.; Ross J. Baldessarini, M.D.; Peter Conti, M.D., Ph.D.; Alan Davison, Ph.D., F.R.S.; Duncan H. Hunter, Ph.D.; Alan P. Kozikowski, Ph.D.; Rob Mairs, Ph.D.; H. William Strauss, M.D.; Vladimir Torchilin, Ph.D.; John F. Valliant, Ph.D.; Barry Zarett, M.D.; and Jon A. Zubieta, Ph.D.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a Code of Business Conduct and Ethics that is applicable to all of the employees and directors of the Company and its subsidiaries. The text of the Code of Business Conduct and Ethics is posted on the website at *www.molecularinsight.com* in the "Corporate Governance" subsection in the "Investor Relations" section of our website.

Communications with the Board of Directors

Stockholders may communicate with the full Board of Directors or individual directors by submitting such communications in writing to Molecular Insight Pharmaceuticals, Inc., Attention: Board of Directors (or the individual director(s)), 160 Second Street, Cambridge, Massachusetts 02142. Such communications will be delivered directly to the directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, an officer, director, or greater-than-10% stockholder of the Company must file a Form 4 reporting the acquisition or disposition of Company's equity securities with the Securities and Exchange Commission no later than the end of the second business day after the day the transaction occurred unless certain exceptions apply. Such persons must also file initial reports of ownership on Form 3 upon becoming an officer, director, or greater-than-10% stockholder. Transactions not reported on Form 4 or Form 3 must be reported on Form 5 within 45 days after the end of the Company's fiscal year. Based on information available to us, we believe that during fiscal year 2007 all applicable Section 16(a) filing requirements were met, except that, due to unwitting oversights: (i) Harry Stylli was late in filing a report of an open market purchase of an aggregate of 7,500 shares of the Company's common stock. None of the shares purchased by Mr. Stylli on the open market was sold during the fiscal year 2007; and (ii) Messrs. Barlow, Babich and McCray were late in reporting employee stock option awards that they received in fiscal year 2007. None of the options covered by such awards begin to vest until November 2008. Forms 5 have been filed to report the aforementioned transactions involving Messrs. Stylli, Barlow, Babich and McCray, albeit after the lapse of the 45 days period following the end of the fiscal year 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 14, 2008 with respect to (i) each person known by the Company to beneficially own more than 5% of the Company's common stock, (ii) each of the Company's named executive officers, (iii) each of the Company's directors and director nominees, and (iv) all directors and executive officers of the Company as a group. The number and percentage of shares beneficially owned is determined under rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares of which the individual has the right to acquire beneficial ownership within 60 days of March 14, 2008 through the exercise of any stock option, warrant, or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power with respect to the shares shown as beneficially owned. A total of 24,953,562 shares of the Company's common stock were issued and outstanding as of March 14, 2008.

Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent
5% Stockholders		
Cerberus Partners, L.P.(1) 299 Park Avenue, 22nd Floor New York, NY 10171	4,009,709	15.9%
Highland Capital Management, L.P.(2) 13455 Noel Road Ste. 1300 Dallas, TX 75240	2,488,692	9.97
Standard Pacific Capital Holdings, LLLP(3) 6501 Red Hook Plaza, Ste. 201 St. Thomas, USVI 00802	1,755,729	7.04
QVT Financial LP(4) 1177 Avenue of the Americas, 9th Floor New York, NY 10036	1,893,763	7.1
James Poitras 3100 Springhead Court Narcoosee, FL 33844	1,259,483	5.05
Named Executive Officers, Directors, and Director Nominees		
David S. Barlow(5)	2,645,478	10.57
John Babich(6)	679,369	2.67
John McCray(7)	283,434	1.13
Robert Gallahue (former Chief Financial Officer)(8)	89,583	*
Donald E. Wallroth	—	—
Norman D. LaFrance(9)	22,750	*
David Stack(10)	8,333	*
Daniel Frank(11)	147,446	*
Scott Gottlieb	—	—
Harry Stylli(12)	15,833	*
Lionel Sterling(13)	268,561	1.07
Executive Officers and Directors (including Director Nominees) as a Group (14) (16 persons)	4,338,335	16.74

* Less than 1.0%

(1) This information is based on Schedule 13D/A filed with the SEC on February 12, 2008 by Stephen Feinberg, as per which Schedule, Mr. Feinberg has sole voting and investment power over all of the shares of common stock held by Cerberus Partners, L.P., a Delaware limited partnership, and affiliates.

As per the aforementioned Schedule, as of December 31, 2007, Cerberus Partners, L.P. owned (i) 3,753,299 shares of common stock and (ii) a warrant to acquire an additional 256,410 shares of common stock. We have not made any independent determination as to the beneficial ownership of such stockholder and are not restricted in any determination we may make by reason of inclusion of such stockholder or its shares in this table.

(2) This information is based on a Schedule 13G/A dated February 14, 2008 and filed with the SEC on the same date for Highland Capital Management, L.P., along with Strand Advisors, Inc. and James D. Dondero. We have not made any independent determination as to the beneficial ownership of such stockholders and are not restricted in any determination we may make by reason of inclusion of such stockholders or their shares in this table.

(3) This information is based on a Schedule 13G/A dated February 14, 2008 and filed with the SEC on the same date for Standard Pacific Capital Holdings, L.L.L.P., along with Beaver Creek, Ltd. and Andrew Midler. We have not made any independent determination as to the beneficial ownership of such stockholders and are not restricted in any determination we may make by reason of inclusion of such stockholders or their shares in this table.

(4) This information is based on a Schedule 13G/A dated February 8, 2008 and filed with the SEC on February 11, 2008 for QVT Financial LP, along with QVT Fund LP, QVT Financial GP LLC and QVT Associates GP LLC. We have not made any independent determination as to the beneficial ownership of such stockholders and are not restricted in any determination we may make by reason of inclusion of such stockholders or their shares in this table.

(5) Includes 81,250 shares of common stock issuable upon the exercise of options which are currently exercisable or which will be exercisable within 60 days of March 14, 2008.

(6) Includes 505,834 shares of common stock issuable upon the exercise of options which are currently exercisable or which will be exercisable within 60 days of March 14, 2008.

(7) Includes 88,130 shares of common stock issuable upon the exercise of options which are currently exercisable or which will be exercisable within 60 days of March 14, 2008.

(8) Mr. Gallahue resigned from his employment with the Company on April 11, 2007 (see "Executive Employment Agreements"). The figure of 89,583 constitutes entirely of shares of common stock issuable upon exercise of options which are currently exercisable or which will be exercisable within 60 days of March 14, 2008.

(9) Includes 18,750 shares of common stock issuable upon the exercise of option which are currently exercisable or which will be exercisable within 60 days of March 14, 2008.

(10) Includes 8,333 shares of common stock issuable upon the exercise of options which are currently exercisable or which will be exercisable within 60 days of March 14, 2008.

(11) Includes 4,166 shares of common stock issuable upon the exercise of options which are currently exercisable or which are exercisable within 60 days of March 14, 2008. Mr. Frank is a Managing Director of Cerberus Capital Management, L.P., an entity affiliated with Cerberus Partners, L.P. Mr. Frank has no voting or investment power over shares of common stock held by Cerberus Partners, L.P. and he disclaims beneficial ownership of those shares held by Cerberus Partners, L.P. Accordingly, no shares of our common stock that are held in the name of Cerberus Partners, L.P. are attributed to Mr. Frank. As discussed in footnote 1 to this table, shares of our common stock that are held in the name of Cerberus Partners, L.P. are attributed to Stephen Feinberg.

(12) Includes 8,333 shares of common stock issuable upon the exercise of options which are currently exercisable or which will be exercisable within 60 days of March 14, 2008.

(13) Includes 33,333 shares of common stock issuable upon exercise of options which are currently exercisable or which are exercisable within 60 days of March 14, 2008.

(14) Includes a total of 958,703 shares of common stock issuable upon exercise of options which are currently exercisable or which will be exercisable within 60 days of March 14, 2008.

REPORT OF AUDIT COMMITTEE

The Audit Committee is composed of three independent directors and operates under a written charter adopted by the Board of Directors. A copy of the Audit Committee Charter is posted on the Company's website at *www.molecularinsight.com* in the "Corporate Governance" subsection in the "Investor Relations" section of the website. The Audit Committee reviews and reassesses this charter annually and recommends any changes to the Board for approval.

During fiscal year 2007, the Audit Committee met seven times.

In the exercise of the Committee's duties and responsibilities, the Committee members have reviewed and discussed the audited financial statements for fiscal year 2007 with the management and the independent auditors. The Committee also discussed all the matters required to be discussed by Statement of Auditing Standard No. 61 with our independent auditors, Deloitte & Touche LLP. The Committee received a written disclosure letter from Deloitte & Touche LLP as required by Independence Standards Board Standard No. 1 and has discussed with Deloitte & Touche LLP their independence. Based on its review and discussions and subject to the limitations on the role and responsibilities of the Committee in its charter, the Committee recommended to the Board that the audited financial statements for fiscal year 2007 be included in the Company's Annual Report to shareholders on Form 10-K filed with the Securities and Exchange Commission.

THE AUDIT COMMITTEE

David M. Stack
Harry Stylli, Ph.D.
Lionel Sterling

April 11, 2008

INDEPENDENT PUBLIC ACCOUNTANTS FEES AND SERVICES

The consolidated financial statements as of and for the years ended December 31, 2007, 2006 and 2005 have been audited by Deloitte & Touche LLP, independent registered public accounting firm. We expect that representatives of Deloitte & Touche LLP will be present at the Annual Meeting and will be available to respond to appropriate questions from stockholders and may make a statement if they so desire.

Audit and Related Fees

During Fiscal 2007, the Company engaged Deloitte & Touche LLP to perform the Fiscal 2007 audit and to prepare the Fiscal 2007 income tax returns.

Audit Fees. The aggregate audit fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2007 and 2006 were $711,820 and $634,020, respectively. Audit fees consist of fees billed for professional services rendered for the audit of the Company's consolidated financial statements and review of the interim condensed consolidated financial statements, as well as other professional services rendered in connection with the Company's initial public offering included in the Company's registration statement on Form S-1 filed in February 2007 and services that are normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements, except those not required by statute or regulation.

Audit-Related Fees. There were no fees billed by Deloitte & Touche LLP during Fiscal 2007 or Fiscal 2006 for assurance and related services related to the performance of the audit or review of the Company's consolidated financial statements and not described above under "Audit Fees."

Tax Fees. During Fiscal 2007, Deloitte & Touche LLP billed $17,500 to the Company for preparing the Company's 2006 tax returns, and during Fiscal 2006, Deloitte & Touche LLP billed $25,000 to the Company for preparing the Company's 2005 tax returns.

All Other Fees. There were no fees billed by Deloitte & Touche LLP during Fiscal 2007 or Fiscal 2006 for professional services other than the services described under "Audit Fees," "Audit-Related Fees" and "Tax Fees" above.

The Audit Committee does not believe the provision of non-audit services by the independent accountant impairs the ability of such accountant to maintain independence with regard to the Company.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the Company's independent auditors in order to assure that the provision of such services does not impair the auditor's independence. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. Management is required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. Such services and fees of our auditors were pre-approved by the Audit Committee for fiscal year 2007.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation Discussion and Analysis

Overview

We describe our executive compensation program below and provide an analysis of the 2007 compensation paid to and earned by our "named executive officers" — our Chairman and CEO, CFO and three other most highly-compensated executive officers, as well as our former CFO, who resigned in 2007. In 2007, our named executive officers were Messrs. Barlow, McCray, Wallroth and Gallahue (our former CFO), and Drs. Babich and LaFrance. This Compensation Discussion and Analysis should be read in conjunction with the detailed tabular and narrative information regarding executive compensation in this proxy statement.

Objectives

We utilize a compensation package that combines cash and equity, fixed and performance-based payments and short and long-term components in the proportions we believe are most appropriate to attract and retain talented senior management to lead our Company and motivate and reward our senior management for the achievement of annual and longer term business objectives. Our executive compensation program is intended to meet the following objectives:

- Focus our senior management on the achievement of our annual and longer term performance goals and milestones by basing a significant portion of their compensation on company and individual performance.
  - We place a substantial portion of executive officers' total compensation at risk based on the achievement of annual and longer term financial, research and development and operating objectives and results through the use of annual and long-term incentive compensation. For our named executive officers in 2007, annual and long-term incentive compensation represented approximately 61% of their total compensation on average (annualized for 2007 new hires). We believe this approach clearly links our executive officer team's compensation to our results and each executive officer's contribution to our success.
- Align the interests of our executive officers with those of our shareholders through the use of equity compensation.
  - We grant equity awards to our executive officers that make up a significant portion of their total direct compensation. In 2007 we granted stock options with an exercise price set at a premium of approximately 65% above the fair market value on the grant date to our continuing executive officers, our CEO, our President and CSO, and our COO. The premium exercise price represented the approximate average stock price since our IPO in February, 2007. We felt that this pricing strategy linked our executives with shareholders who have purchased shares at various prices after our IPO, in some cases at prices well in excess of the fair market value at the time our Committee was considering the 2007 equity awards. We believe that this significant weighting of long-term equity compensation in the total compensation package and the premium exercise price stock option grant to certain executives in 2007 creates alignment with our shareholders.
- Foster a performance-oriented culture built on shared values, a collegial team-based approach and a commitment to achieving our business and scientific objectives.
  - Our compensation programs are intended to focus our executives' actions on achieving the goals and milestones that will enable us to build a successful company that creates long-term shareholder value. We evaluate and reward our executive officers based on their contribution to the achievement of these short and longer term goals and objectives.
- Provide competitive compensation opportunities that allow us to attract and retain the best talent to lead the company in a competitive market for executive talent.
  - We position our compensation at approximately mid-market for salary and target bonus and at approximately the 75th percentile for equity compensation. To the extent that we achieve or exceed our annual goals and create shareholder value, our total direct compensation can be positioned at or above the 75th percentile.
- Respond to changes at our Company, within the industry and the competitive employment markets as we evolve the Company.

- By necessity, we will continue to refine and adjust our compensation practices driven by our stage of development and growth as a company.

Administration of Our Executive Compensation Program

Our Compensation Committee approves, administers and interprets our executive compensation and benefit policies, including our equity incentive plans. Our Compensation Committee is appointed by our Board of Directors, and consists entirely of directors who are "outside directors" for purposes of Section 162(m) of the Internal Revenue Code and "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act. Our Compensation Committee is comprised of Messrs. Frank, Stack and Sterling, and is chaired by Mr. Frank.

Our Compensation Committee reviews and makes recommendations to our Board to ensure that our executive compensation and benefit program is consistent with our compensation philosophy and corporate governance guidelines and is responsible for establishing the executive compensation packages offered to our named executive officers.

Our Compensation Committee has taken the following steps to ensure that our executive compensation and benefit program is both consistent with our compensation philosophy and meets our compensation objectives:

- Engaged and directed W.T. Haigh & Company, Inc. as our independent executive compensation and benefits consultant to assess the competitiveness of our overall executive compensation program;
- With the assistance of W.T. Haigh & Company, Inc., developed appropriate executive compensation structures based on targeting a competitive level of pay as measured against our peer group;
- Maintained a practice of reviewing the performance and determining the total compensation earned, paid or awarded to our Chief Executive Officer;
- Reviewed on an annual basis the performance of our other named executive officers and other key employees with assistance from our Chief Executive Officer, and determined what we believe to be appropriate total compensation based on competitive levels as measured against our peer group and consistent with the company's and each executive's performance; and
- Maintained the practice of holding executive sessions (without management present) at every Compensation Committee meeting and communicating with other committee members and management informally throughout the year.

Process for Determining Executive Compensation

Throughout the year, the Compensation Committee meets in person or via telephone to establish, review and modify, as necessary, our compensation program, the compensation for our named executive officers, to review ongoing company and executive officer performance and to keep appraised of trends in compensation practices generally. While the Compensation Committee is ultimately responsible for making all compensation decisions affecting our named executive officers, our CEO, Mr. Barlow, plays an important role in the process underlying such decisions. Generally, after the end of our fiscal year, our executive officers including Mr. Barlow complete a self-assessment of their performance for the year. Mr. Barlow receives these self-assessments and prepares an overall review of company performance and his assessment of the executive officers' performance, including his own, for the Compensation Committee.

Mr. Barlow engages in active dialogue with the Compensation Committee regarding his evaluation of the Company's performance as well as that of the executive officers. His recommendations for payouts of that year's incentive cash bonus, as well as recommendations for the coming year for long-term equity awards and base salary, are also discussed with the Compensation Committee prior to final compensation determinations. The Compensation Committee uses Mr. Barlow's assessments and recommendations as part of its own assessment process to determine final compensation actions for the executive officers, including Mr. Barlow. Mr. Barlow does not participate in the portion of Compensation Committee meetings regarding the review of his own performance or the determination of the actual amounts of his compensation.

In 2007, compensation decisions were made at various points during the year and early 2008 due to unique factors, including (i) the completion of our IPO in 2007 during a time of the year when our performance management and compensation process usually takes place, (ii) the hiring of two senior executive officers, Dr. LaFrance and Mr. Wallroth, during April and August 2007, respectively, and (iii) the Compensation Committee's desire to consider a number of equity grant alternatives prior to making equity awards. These compensation decisions and their specific timing are described in greater detail below with respect to each primary element of our direct compensation program.

The review of performance for 2007 and the related cash incentive awards, the setting of 2008 base salaries and the approvals of 2008 equity awards were all completed prior to the end of March 2008. Going forward, we expect all compensation actions and approval of the Company's and executive officers' annual performance goals to occur within the first 60 days of the new fiscal year. This approach allows the Compensation Committee to consider and approve all elements of executive compensation at the same time, set the year's performance objectives early in the year and increases the administrative efficiencies and overall coherence of our compensation strategy.

Factors Considered to Determine Total Direct Compensation

In determining the primary elements of executive total direct compensation and the amounts that may be earned, the Compensation Committee considers the following:

Goal Setting. Generally at the start of each new fiscal year, each executive officer works with the CEO to develop individual performance goals for the upcoming fiscal year and to provide input on overall company goals for the fiscal year. The CEO then discusses the Company's overall performance goals, each executive officer's individual goals and his own individual performance goals with the Compensation Committee. The Compensation Committee reviews, modifies and ultimately approves the coming year's performance objectives for the Company and the named executive officers.

Our Company's Performance. As noted above, our compensation program is designed to motivate our executives to achieve our short-term, long-term and strategic performance goals. These goals include key research, clinical, manufacturing, business development and financial objectives, among other thing. As described above, the Compensation Committee generally selects and approves the applicable corporate performance goals for the year during the first quarter.

In 2007, the corporate goals included:

- Successful completion of our IPO and raising additional capital later in the year;
- Specific research, development and manufacturing milestones; and
- Organization and staffing.

Executive Performance. The following are criteria considered by the Compensation Committee to evaluate individual executive performance for 2007, not all of which are applicable to all executive officers:

- Role in the research, development, acquisition, licensing and manufacture of key products and technology;
- Participation in the achievement of certain research, development and manufacturing milestones;
- Contribution to the management team and development and application of leadership skills;
- Role in meeting our organization and staffing goals, including personnel recruitment, influence on employee retention and executing management development;
- Involvement in accessing capital to fund our research, development, operations and other business activities; and
- Responsibility for full compliance with all applicable financial, legal and regulatory requirements.

Market Benchmarks. Our market for experienced management is highly competitive. We aim to attract and retain the most highly qualified executives to manage each of our business functions. In doing so, we aim to draw upon a pool of talent that is highly sought after by both large, established pharmaceutical and biotechnology companies in our geographic area and by other development stage life science companies. We believe that the executive compensation practices of our industry in general and of our select peer group in particular provide useful information to help us establish compensation practices that allow us to attract, retain and motivate a talented executive team. Accordingly, each year we review the total cash and equity compensation levels and the levels of the principal elements of our compensation structure — base salary, performance bonus and equity awards — for our named executive officers against comparable compensation paid within our peer group.

As described below, in considering how this data relates to our existing compensation structure, we take into account our relative company size, stage of development, performance and geographic location as compared to these peer companies, as well as what we know about the scope of responsibilities that executives are accountable for at these companies.

We believe we must offer a compensation package that is competitive within our peer group, yet fully aligned with our current stage of development and our annual and longer term performance. We believe that our total target cash and equity compensation levels should be positioned at approximately the 50th and 75th percentiles, respectively, of our peer group, with the opportunity to be positioned above this range for above target performance.

In 2007, Haigh & Company worked with our Compensation Committee to develop a select peer group of 25 companies based on, among other things, market capitalization, number of employees and stage of development. The Compensation Committee intends to review and modify this peer group periodically, to ensure that the peer companies remain aligned with our stage of development. For 2007, the peer group consisted of the following companies:

AMAG Pharmaceuticals, Inc.
Alnylam Pharmaceuticals, Inc.
Altus Pharmaceuticals, Inc.
Ariad Pharmaceuticals, Inc.
Arqule, Inc.
CombinatoRx, Inc.
Curagen Corporation
Cytokinetics, Inc.
Genomic Health, Inc.
Geron Corporation
Idenix Pharmaceuticals, Inc.
Indevus Pharmaceuticals, Inc.
Momenta Pharmaceuticals, Inc.
Neurogen Corporation
Novacea, Inc.
Osiris Therapeutics, Inc.
Pain Therapeutics, Inc.
Panacos Pharmaceuticals, Inc.
Penwest Pharmaceutical Co.
Progenics Pharmaceuticals, Inc.
Renovis, Inc.
Sirtris Pharmaceuticals, Inc.
Synta Pharmaceuticals Corp.
Sunesis Pharmaceutical, Inc.
Viacell, Inc. (acquired by Perkin Elmer, Inc. in late 2007)

In 2007 and early 2008, Haigh & Company compiled executive compensation data for this peer group for use by the Compensation Committee as described above. We also use compensation data from national surveys such as the 2007 Radford Global Life Sciences Survey Executive Report to provide additional context to the peer group data.

Mix of Pay. In setting total compensation, and in setting the amounts of each primary element of total direct compensation, our Compensation Committee does not rely on a specific target pay mix. Instead, the Compensation Committee is guided by the general principle that a material percentage of an executive's total compensation should be "at risk" — that is, payable only upon achievement of performance objectives or, as is the case with stock option awards, with value dependent on the appreciation of our stock price — as the executive has increasing responsibility for and impact on Company performance results. Based on this principle, performance-based compensation, in the form of target cash bonus and equity awards, represented approximately 60% of the total direct compensation for our named executive officers in 2007 (on an annualized basis for executives hired during the year).

We believe this pay mix is reasonable in light of compensation practices of peer companies and therefore allows us to remain competitive in seeking and retaining top executive talent. We also believe this pay mix appropriately aligns the interests of our executives with those of our shareholders, by placing a substantial portion of their compensation at risk based on the Company's performance and the market performance of our stock.

Assessment of 2007 Performance

Our business strategy is to become a leader in the discovery, development and commercialization of innovative and targeted radiotherapeutics and molecular imaging pharmaceuticals. We intend to build our product portfolio in each of these areas through our internal research efforts, our use of proprietary technologies and our acquisition or in-licensing of complimentary products and technologies. In order to enable these strategic initiatives to continue, we must continue to focus on effective financing strategies, which involve raising additional capital through the issuance of equity and debt instruments. We must also focus on continually strengthening our management and scientific teams, in order to provide the human resources necessary to carry out our business objectives.

In 2007, we continued to make significant progress highlighted by the following specific achievements:

Financing

- Successfully completed our IPO, raising $70 million; and
- Raised an additional $150 million in November through a bond offering.

Research, Development and Manufacturing

- We acquired a GMP manufacturing facility in October which will provide us with in-house manufacturing capacity;
- We strengthened other manufacturing supply arrangements;
- Met or exceeded certain important Phase I and II clinical trial schedules; and
- In-licensed two high-potential radiotherapeutic drug candidates.

Organization

- We continued to develop and expand our management team with the hiring of our CFO, CMO, VP Manufacturing and VP Human Resources, as well as the hiring of key scientific and clinical operations personnel.

Based on the Compensation Committee's review of performance for 2007, the Compensation Committee set the overall bonus pool funding for the senior executive team at 113% of target.

Components of our Executive Total Direct Compensation Program and 2007 Compensation Actions

When we and the Compensation Committee consider executive total direct compensation, our focus is on our three primary direct compensation elements which consist of:

1. Base Salary	+	2. Annual Cash Performance Awards	+	3. Long-Term Equity Incentives	=	**Total Direct Compensation**

Base Salary. Base salary is used to recognize the experience, skills, knowledge and responsibilities required of each executive officer, as well as competitive market conditions. For newly hired personnel, we considered the base salary of the individual at his or her prior employment, market salary levels for similar positions and the individuals experience and potential to take on roles of increasing responsibility. Base salaries for our senior executives are generally positioned between the 40th and 60th percentiles versus our peer group.

The base salary of our named executive group is reviewed on an annual basis and adjustments are made to reflect performance-based factors, as well as competitive conditions. Increases are considered within the context of our overall annual merit increase budget before more specific individual and market competitive factors are considered. We do not apply specific formulas to determine increases. Generally, executive salaries are adjusted effective January 1 of each year.

For Messrs. Barlow, McCray, Gallahue (our former CFO) and Dr. Babich, salaries were not adjusted in 2007 as their salaries were increased in September of 2006. For Dr. LaFrance and Mr. Wallroth, their 2007 salaries were set at $325,000 and $275,000 respectively, upon their hiring.

Annual Cash Bonus. Annual performance bonuses for our officers are based on the achievement of Company annual goals and objectives, departmental or functional area goals, as well as individual performance objectives. Awards under the program are based on a thorough quantitative and qualitative review of all the facts and circumstances related to Company, department/function and individual performance when determining each individual's annual bonus as described in detail above. An individual may receive an award from zero to 150% of his or her target bonus based on the review of results. For 2007, the target bonuses for Messrs. Barlow, McCray and Wallroth and Dr. Babich were 50% of their base salary and the target bonus for Dr. LaFrance was 30% of his base salary. In March of 2008, cash bonuses for 2007 performance were paid as follows:

		Bonus Target		2007 Actual Bonus Award	
Executive	**2007 Salary**	**% Salary**	**$ Value**	**% Salary**	**$ Value**
David Barlow	$400,000	50%	$200,000	52.5%	$210,000
John Babich	$325,750	50%	$162,500	60.0%	$195,000
John McCray	$275,897	50%	$137,500	60.0%	$165,000
Norman LaFrance*	$325,000	30%	$ 97,500	31.5%	$ 64,000*
Donald Wallroth*	$275,000	50%	$137,500	60.0%	$ 68,800*

* Dr. LaFrance's and Mr. Wallroth's salaries stated above are the respective annual salaries for them for Fiscal 2007, assuming a full year of employment. Dr. LaFrance commenced his employment with the Company during April 2007 and Mr. Wallroth during August 2007. The actual salaries received by them are according lower. The 2007 Actual Bonus Awards are based on the actual salaries received. Please see the Summary Compensation Table below.

Mr. Gallahue resigned during 2007 and did not receive any performance incentives for that year.

Long-term Compensation. For 2007, our long-term equity compensation consisted solely of stock options. Our option grants are designed to align management's performance objectives with the interests of our stockholders and to encourage our employees to act as owners of the Company. Additionally, stock options provide a means of ensuring the retention of our key executives and employees as the options vest over multi-year periods.

In general, stock options are granted annually, and are subject to vesting based on the executive's continued employment. Most options vest in four annual installments on the first four anniversaries of the date of the grant.

Initial stock option grants are made to executives and substantially all employees upon joining the Company. The size of the stock option grant is primarily based on competitive conditions applicable to the employee's specific position. Options generally vest over a four-year period in equal annual installments, albeit a portion of the stock options may only vest upon the successful completion of certain performance milestones. For Dr. LaFrance and Mr. Wallroth, a portion of their new hire stock option grants become vested only upon the achievement of certain performance milestones.

Ultimately, awards to senior executives are driven by their sustained performance over time, their ability to impact our results that enhance stockholder value, their organization level, their potential to take on roles of increasing responsibility in our Company and competitive equity award levels for similar positions and organization levels in our peer companies. As described above, we typically target equity grants at approximately the 75th percentile of our peer group for each position. We expect our senior executives to hold a significant portion of their stock for the longer term.

During 2007, the Compensation Committee granted stock options to our named executive officers as follows:

Name	# Options	Fair Market Value on the Date of Grant	Exercise Price	$ Fair Value(3)
David S. Barlow	160,000	$ 6.75(1)	$11.36(1)	$548,848
John Babich	80,000	$ 6.75(1)	$11.36(1)	$274,424
John McCray	60,000	$ 6.75(1)	$11.36(1)	$205,818
Norman LaFrance(2)	100,000	$11.36	$11.36	$722,560
Donald Wallroth(2)	200,000	$ 6.92	$ 6.92	$867,980

(1) Exercise price represents a premium to fair market value on the date of grant.

(2) For Dr. LaFrance and Mr. Wallroth, grants represent new hire grants upon commencing employment.

(3) Value determined using a Black-Scholes option valuation model (see "Grants of Plan-Based Awards" below for more detail).

Mr. Gallahue resigned in 2007 and was not granted stock options.

In 2007, the Compensation Committee reviewed alternative equity compensation strategies. After this review, the Compensation Committee determined that long-term incentive grants made up entirely of stock options were the most appropriate long-term grant form for 2007. However, as a result of the equity strategy review, the Compensation Committee has determined that, beginning in 2008, equity awards to senior executives will be comprised of a mix of stock options and performance-vested restricted shares to further align our management team with shareholders and to focus on key performance milestones that will create shareholder value.

Equity Grant Practices and Procedures. Equity awards are approved during regularly scheduled Board meetings. These options will be priced, and be deemed granted as of, the first Tuesday after we release our financial results for the preceding fiscal quarter or fiscal year, with the option price being equal to the closing trading price of our stock on that day. This will ensure that the exercise price of our options will not be influenced by non-public information.

Components of Indirect Compensation

Our indirect compensation program consists of two forms,

(1) benefits

(2) severance/termination protection.

Benefits. We provide the following benefits to our senior executives generally on the same basis as the benefits provided to all employees:

- Health and dental insurance;
- Life insurance;
- Short-and long-term disability; and
- 401(k) plan.

These benefits are consistent with those offered by other companies and specifically with those companies with which we compete for employees. A detailed description of these benefits appears elsewhere in this Proxy Statement. In lieu of using our health insurance plan, Mr. Barlow receives reimbursement described in further detail in the Summary Compensation Table below.

Severance Compensation & Termination Protection. We have entered into employment agreements with our executive officers, including our Chief Executive Officer and all other named executive officers. These agreements are described in more detail elsewhere in the Proxy Statement under the caption "Executive Employment Agreements". These agreements provide for severance compensation to be paid if the executives are terminated under certain conditions, such as a change in control of the Company or a termination without cause by us, each as is defined in the agreements.

The employment agreements between our Company and our senior executives and the related severance compensation provisions are designed to meet the following objectives:

- *Change in Control:* As part of our normal course of business, we engage in discussions with other biotechnology and pharmaceutical companies about possible collaborations, licensing and/or other ways in which the companies may work together to further our respective long-term objectives. In addition, many larger, established pharmaceutical companies consider companies at similar stages of development to ours as potential acquisition targets. In certain scenarios, the potential for merger or our acquisition may be in the best interests of our stockholders. We provide a component of severance compensation (i.e. the acceleration of vesting for any options not yet vested) if an executive is terminated as a result of a change of control transaction in order to promote the ability of our senior executives to act in the best interests of our stockholders even though they could be terminated as a result of the transaction.
- *Termination Without Cause:* If we terminate the employment of a senior executive "without cause" or the executive resigns for "good reason", each as defined in the applicable agreement, we are obligated to continue to pay the executive's base salary for a one year period beginning six months after the executive's termination and provide certain benefits during such one year period. We believe this is appropriate because the terminated executive is bound by confidentiality and non-compete provisions covering one year after termination and because we and the executive have a mutually agreed to severance package that is in place prior to any termination event. This provides us with more flexibility to make a change in senior management if such a change is in our and our stockholders' best interests.

These arrangements and potential post-employment termination compensation payments are described in more detail in the section entitled "Executive Employment Agreements" below.

Other Matters

Tax and Accounting Considerations. U.S. federal income tax generally limits the tax deductibility of compensation we pay our CEO and certain other highly compensated executive officers to $1 million in the year the compensation becomes taxable to the executive officers. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements. Although deductibility of compensation is preferred, tax deductibility has not historically been a primary objective of our compensation programs. Rather, we seek to maintain flexibility in how we compensate our executive officers so as to meet a broader set of corporate goals and the needs of shareholders, and as such, may be limited in our ability to deduct amounts of compensation from time to time. We have also structured our executive compensation program with the intention that it comply with tax laws pertaining to certain types of deferred compensation. Accounting rules such as FASB Statement 123R require us to expense the cost of our stock option grants. Because of option expensing and the impact of dilution on our stockholders, we pay close attention to the type of awards we grant and the number and value of the shares underlying stock awards we grant.

Executive Compensation

Set forth below is information regarding compensation earned by or paid or awarded to the following of our executive officers during the year ended December 31, 2007: (i) David S. Barlow, our Chairman of the Board of Directors and Chief Executive Officer; (ii) John W. Babich, Ph.D., our President and Chief Scientific Officer; (iii) John E. McCray, our Chief Operating Officer; (iv) Robert Gallahue, our former Chief Financial officer; (v) Donald E. Wallroth, our current Chief Financial Officer; and (vi) Dr. Norman Lafrance our Senior Vice President, Clinical Development and Chief Medical Officer. Messrs. Barlow, Gallahue, Wallroth, Babich, McCray and LaFrance are our Chief Executive Officer, former Chief Financial Officer, Chief Financial Officer and three other most highly compensated executive officers. The identification of such named executive officers is determined based on the individual's total compensation for the year ended December 31, 2007, as reported below in the Summary Compensation Table, and such executive officer's functions.

SUMMARY COMPENSATION TABLE

The following table sets forth for our named executive officers: (i) the dollar value of base salary earned during 2007; (ii) the dollar value of cash bonuses paid in 2008 for services and performances rendered in 2007 under our performance bonus plan; (iii) all other compensation for 2007; and (iv) the dollar value of total compensation for 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
David S. Barlow .... Chairman of the Board of Directors & Chief Executive Officer	2007	$400,000	—	$83,491	$162,374(1)	$210,000	$ 15,726(2)	$871,591
John W. Babich, Ph.D. ... President & Chief Scientific Officer	2007	325,750	—	—	115,204(1)	195,000	—	635,954
John E. McCray......... Chief Operating Officer	2007	275,897	—	—	78,095(1)	165,000	—	518,992
Dr. Norman LaFrance(3) .. Senior Vice President, Clinical Development and Chief Medical Officer	2007	230,208	—	—	93,876(1)	64,000	186,730	574,814
Robert Gallahue(4) ...... Former Chief Financial Officer	2007	73,059	—	—	157,382(1)	—	353,600	584,041
Donald E. Wallroth(5) .... Chief Financial Officer	2007	106,295	—	—	61,369(1)	68,800	—	236,464

(1) Total stock compensation expense for 2007 as determined under FAS 123(R).

(2) Our practice is to cover 75% of the employee's cost of our health insurance plan. In lieu of using our health insurance plan, Mr. Barlow obtains his own health insurance plan elsewhere and is reimbursed 75% of his cost.

(3) Dr. LaFrance's salary stated above is the actual salary paid to him for Fiscal 2007, prorated for the time of his employment with the Company based on an annual salary of $325,000. Dr. LaFrance commenced his employment with the Company during April 2007 and was also given a relocation package of $186,730.

(4) Mr. Gallahue resigned from his employment with the Company on April 11, 2007. Pursuant to the separation agreement (see "Executive Employment Agreements" below) he entered into with the Company, the Company paid him $100,000 and a further $67,631 under a severance package related to his employment agreement with the Company. The Company is expected to pay him a further $185,969 under the

aforementioned severance package during fiscal year 2008, which payment should conclude all payments from the Company to Mr. Gallahue. Mr. Gallahue was not paid any non-equity incentive plan compensation for his services to the Company for the fiscal year 2007.

(5) Mr. Wallroth's salary stated above is the actual salary paid to him for Fiscal 2007, prorated for the time of his employment with the Company based on an annual salary of $275,000. Mr. Wallroth commenced his employment with the Company during August 2007.

GRANTS OF PLAN-BASED AWARDS

We maintain our executive officer performance bonus program, our 1997 Stock Option Plan and our 2006 Equity Incentive Plan pursuant to which grants may be made to our named executive officers. The following table sets forth information regarding all such incentive plan awards that were made to the named executive officers in 2007.

Name	Grant Date	Committee Meeting Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: No. of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
			Threshold ($)	Target ($)	Maximum ($)				
Mr. Barlow			$—	$—	$—	—	—	$ —	$ —
	11/13/2007	9/25/2007					160,000	11.36	548,848
Dr. Babich			—	—	—	—	—	—	—
	11/13/2007	9/25/2007	—	—	—	—	80,000	11.36	274,424
Mr. McCray			—	—	—	—	—	—	—
	11/13/2007	9/25/2007					60,000	11.36	205,818
Dr. LaFrance			—	—	—	—	—	—	—
	5/22/2007	5/28/2007					100,000	11.36	722,560
Mr. Gallahue (former Chief Financial Officer)			—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
Mr. Wallroth			—	—	—	—	—	—	—
	8/21/2007	8/21/2007	—	—	—	—	200,000	6.92	867,980

(1) Compensation Committee meeting during which the pertinent grant was approved was different from the effective date of such grant for some of the grants.

(2) All payments under the Non-Equity Incentive Plan Awards were made during March 2008 and are stated in the Summary Compensation Table above.

(3) Total stock compensation as determined under FAS 123R. Amounts are amortized over the requisite service period of each award.

OUTSTANDING EQUITY AWARDS AT YEAR-END

The following table sets forth information on outstanding option and stock awards held by the named executive officers as of December 31, 2007, including the number of shares underlying both exercisable and unexercisable portions of each stock option as well as the exercise price and expiration date of each outstanding option.

	Option Awards					Stock Awards			
	No. of Securities Underlying Unexercised Options (#) Exercisable	No. of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: No. of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	No. of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: No. of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mr. Barlow	4,167	37,499	—	$ 1.2	2/18/2015	—	—	—	$—
	33,333	66,666	—	$ 4.8	5/9/2016	—	—	—	—
	—	160,000	—	$11.36	11/13/2017	—	—	—	—
Dr. Babich	83,333	—	—	$ 0.6	2/15/2009	—	—	—	—
	45,000	—	—	$ 0.6	3/15/2010	—	—	—	—
	61,532	—	—	$ 0.6	12/9/2013	—	—	—	—
	224,299	—	—	$ 0.6	4/8/2013	—	—	—	—
	37,500	45,833	—	$ 1.2	2/18/2015	—	—	—	—
	41,668	41,665	—	$ 4.8	5/9/2016				
	—	80,000	—	$11.36	11/13/2017	—	—	—	—
Mr. McCray	21,046	—	—	$ 0.6	4/8/2013	—	—	—	—
	17,501	23,332	—	$ 1.2	2/18/2015	—	—	—	—
	27,542	30,791	—	$ 4.8	5/9/2016	—	—	—	—
	—	60,000	—	$11.36	11/13/2017	—	—	—	—
Dr. LaFrance	—	100,000	—	$11.36	5/22/2017	—	—	—	—
Mr. Gallahue (former Chief Financial Officer)(1)	89,583	—	—	$ 3.0	2/28/2009	—	—	—	—
Mr. Wallroth	—	200,000	—	$ 6.92	8/21/2017	—	—	—	—

(1) In case of a change of control of the Company before October 11, 2008, Mr. Gallahue will be able to acquire a further 56,250 shares at $3.0 per share.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding each exercise of stock options and vesting of restricted stock during 2006 for each of the named executive officers on an aggregated basis:

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Exercise ($)
Mr. Barlow	75,001	$229,502.66	27,375	$366,825
Dr. Babich	80,000	1,006,400	—	—
Mr. McCray	—	—	—	—
Dr. LaFrance	—	—	—	—
Mr. Gallahue (former Chief Financial Officer)	—	—	—	—
Mr. Wallroth	—	—	—	—

Executive Employment Agreements

David S. Barlow. On February 7, 2003, we entered into an employment agreement with David S. Barlow, Chairman of our Board of Directors and our Chief Executive Officer. Either we or Mr. Barlow may terminate the employment agreement at any time, with or without cause. However, if we terminate Mr. Barlow's employment without cause or he voluntarily resigns for good reason, then he will be entitled to severance compensation of one year's base salary for the 12-month period beginning six months following the date of termination and continuation of any benefits, including health insurance, for the 12-month period. We estimate the severance payments and benefits upon such termination to be in the aggregate amount of $439,487. For purposes of the agreement, good reason means the reduction of Mr. Barlow's salary or insurance benefits without his consent, a significant change in Mr. Barlow's title, responsibilities and/or duties which constitutes a demotion or the relocation of his principal place of employment by more than 50 miles. The agreement further provides that during the time of his employment and ending one year from the termination of the agreement, he may not solicit customers and will not engage in or own any business that is competitive with us. In connection with his employment, Mr. Barlow was issued an option to purchase 547,500 shares of restricted common stock for a purchase price of $0.60 per share. Mr. Barlow immediately exercised the option and purchased the common shares pursuant to a stock restriction agreement. The shares were paid for with a cash payment of $32,850 and a non-interest bearing promissory note in the amount of $295,650. On November 4, 2005, Mr. Barlow repaid this loan in full. The shares of restricted stock vested over a four-year period, concluding in February 2007. Mr. Barlow was granted options under the 1997 Stock Option Plan (please see "1997 Stock Option Plan" below) on February 18, 2005 and May 9, 2006 to purchase 83,333 and 133,333 shares respectively of common stock at a purchase price of $1.20 and $4.80 per share, respectively. A portion of the options vest in four equal annual installments on the first four anniversaries of the date of grant and a portion have an accelerated vesting feature upon reaching defined milestones. Mr. Barlow was also granted a non-qualified stock option under the 2006 Equity Incentive Plan (see "2006 Equity Incentive Plan" below) to purchase 160,000 shares of common stock at a purchase price of $11.36 per share. The option vests in four equal annual installments on the first four anniversaries of the date of grant. The vesting provisions of all the aforementioned options accelerate so that all of these options are vested upon the closing of a sale of the Company (i.e., a change of control transaction).

John Babich. On January 1, 2003, we entered into an employment agreement with John Babich, our President and Chief Scientific Officer. Either we or Dr. Babich may terminate the employment agreement at any time, with or without cause. However, if we terminate Dr. Babich's employment without cause or he voluntarily resigns for good reason, then he will be entitled to severance compensation of one year's base salary for the 12-month period beginning six months following the date of termination and continuation of any benefits, including health insurance, for the 12-month period. We estimate the severance payments and benefits upon such termination to be in the aggregate amount of $353,276. For purposes of the agreement, good reason means the reduction of Dr. Babich's salary or insurance benefits without his consent, a significant change in Dr. Babich's title, responsibilities and/or duties which constitutes a demotion or the relocation of his principal place of employment by more than 50 miles. The agreement further provides that during the time of his employment and ending one year from the termination of the agreement, he may not solicit customers and will not engage in or own any business that is competitive with us. In connection with his employment, on April 8, 2003, Dr. Babich was granted incentive stock options to purchase up to 304,300 shares of our common stock at an exercise price of $0.60 per share. These options, which are now completely vested, vested over a four-year period with 20% vesting on the date of grant and 5% vesting with the close of each three-month period thereafter subject to Dr. Babich's continued employment with us. We also granted Dr. Babich options to purchase 83,333 and 83,333 shares of common stock at a purchase price of $1.20 and $4.80, respectively per share. The options were granted as of February 18, 2005 and May 9, 2006, respectively, under the 1997 Stock Option Plan. A portion of the options vest in four equal annual installments on the first four anniversaries of the date of grant and a portion have an accelerated vesting feature upon reaching defined milestones. On November 13, 2007, under the 2006 Equity Plan, Dr. Babich was granted a non-qualified stock option to purchase 80,000 shares of common stock at a price of $11.36 per share. The option vests in four equal annual installments on the first four anniversaries of the date of grant. The vesting provisions of all the aforementioned options accelerate so that all of these options are vested upon the closing of a sale of the Company (i.e., a change of control transaction). The vesting provisions of all the aforementioned options accelerate so that all of these options are vested upon the closing of a sale of the Company (i.e., a change of control transaction).

John McCray. On March 3, 2003, we entered into an employment agreement with John McCray, our Chief Operating Officer. Either we or Mr. McCray may terminate the employment agreement at any time, with or without cause. However, if we terminate Mr. McCray's employment without cause or he voluntarily resigns for good reason, then he will be entitled to severance compensation of one year's base salary for the 12-month period beginning six months following the date of termination and continuation of any benefits, including health insurance, for the 12-month period. We estimate the severance payments and benefits upon such termination to be in the aggregate amount of $309,021. For purposes of the agreement, good reason means the reduction of Mr. McCray's salary or insurance benefits without his consent, a significant change in Mr. McCray's title, responsibilities and/or duties which constitutes a demotion or the relocation of his principal place of employment by more than 50 miles. The agreement further provides that during the time of his employment and ending one year from the termination of the agreement, he may not solicit customers and will not engage in or own any business that is competitive with us. In connection with his employment, on April 8, 2003, Mr. McCray was granted incentive stock options to purchase up to 210,470 shares of our common stock at an exercise price of $0.60 per share. These options, which are now completely vested, vested over a four-year period with 20% vesting on the date of grant and 5% vesting with the close of each three-month period thereafter subject to Mr. McCray's continued employment with us. We also granted Mr. McCray options to purchase 46,666 and 58,333 shares of common stock at a purchase price of $1.20 and $4.80, respectively per share. The options were granted as of February 18, 2005 and May 9, 2006, respectively, under the 1997 Stock Option Plan. A portion of the options vest in four equal annual installments on the first four anniversaries of the date of grant and a portion have an accelerated vesting feature upon reaching defined milestones. On November 13, 2007, under the 2006 Equity Plan, Mr. McCray was granted a non-qualified stock option to purchase 60,000 shares of common stock at a price of $11.36 per share. The option vests in four equal annual installments on the first four anniversaries of the date of grant. The vesting provisions of all the aforementioned options accelerate so that all of these options are vested upon the closing of a sale of the Company (i.e., a change of control transaction).

Norman LaFrance. On April 18, 2007, we entered into an employment agreement with Norman LaFrance, our Senior Vice President, Clinical Development and Chief Medical Officer. Either we or Dr. LaFrance may terminate the employment agreement at any time, with or without cause. However, if we terminate Dr. LaFrance's employment without cause or he voluntarily resigns for good reason, he will be entitled to severance compensation of one year's base salary for the 12-month period beginning from the date of termination and continuation of any benefits, including health insurance, for the 12-month period. We estimate the severance payments and benefits upon such termination to be in the aggregate amount of $347,676. For purposes of the agreement, good reason means the reduction of Dr. LaFrance's salary or insurance benefits without his consent, a significant change in Dr. LaFrance's title, responsibilities and/or duties which constitutes a demotion or the relocation of his principal place of employment by more than 50 miles. Under the terms of the agreement, Dr. LaFrance is entitled to a base salary of $325,000 per year. The agreement further provides that during the time of his employment and ending one year from the termination of the agreement, he may not solicit customers and will not engage in or own any business that is competitive with us. In connection with his employment, Dr. LaFrance was granted non-qualified stock options to purchase up to 100,000 shares of our common stock at an exercise price of $11.36 per share under the 2006 Equity Plan. A portion of these options vest in four equal installments on the anniversary of Dr. LaFrance's date of hire and a portion will vest upon reaching defined milestones. The vesting provisions accelerate so that all of these options are vested upon the closing of a sale of the Company (i.e., a change of control transaction).

Donald E. Wallroth. On August 13, 2007, we entered into an employment agreement with Donald E. Wallroth, our Chief Financial Officer. Either we or Mr. Wallroth may terminate the employment agreement at any time, with or without cause. However, if we terminate Mr. Wallroth's employment without cause or he voluntarily resigns for good reason, he will be entitled to severance compensation of one year's base salary for the 12-month period beginning six months following the date of termination and continuation of any benefits, including health insurance, for the 12-month period. We estimate the severance payments and benefits upon such termination to be in the aggregate amount of $293,076. For purposes of the agreement, good reason means the reduction of Mr. Wallroth's salary or insurance benefits without his consent, a significant change in

Mr. Wallroth's title, responsibilities and/or duties which constitutes a demotion or the relocation of his principal place of employment by more than 50 miles. Under the terms of the agreement, Mr. Wallroth is entitled to a base salary of $ $275,000 per year. The agreement further provides that during the time of his employment and ending one year from the termination of the agreement, he may not solicit customers and will not engage in or own any business that is competitive with us. In connection with his employment, Mr. Wallroth was granted non-qualified stock options to purchase up to 200,000 shares of our common stock at an exercise price of $6.92 per share under the 2006 Equity Plan. A portion of these options vest in four equal annual installments, beginning on August 16, 2008 and a portion will vest upon reaching defined milestones. The vesting provisions accelerate so that all of these options are vested upon the closing of a sale of the Company (i.e., a change of control transaction).

Former Executive:

Robert Gallahue. On June 18, 2007, we entered into a separation agreement with Robert Gallahue, our former Chief Financial Officer. Mr. Gallahue's employment with the Company was terminated effective April 11, 2007 per his voluntary resignation. The separation agreement took effect on June 26, 2007, being the day after the expiration of a seven-day revocation period after the execution by Mr. Gallahue on June 18, 2007. Pursuant to the terms of the Separation Agreement, in exchange for Mr. Gallahue's promises set forth therein, the Company agreed to pay to Mr. Gallahue a payment in the amount of $100,000, less taxes and applicable withholdings. Mr. Gallahue also will receive the severance package set forth in his employment agreement with the Company, dated July 1, 2005, as amended. The severance package was approximately in the amount of $253,600. Additionally, the Company agreed to accelerate certain unvested stock options and extend the exercise date of such accelerated options, as well as the vested options. As a consequence of such accelerated vesting, Mr. Gallahue had 89,583 vested shares with an exercise price of $3 per share which can be exercised on or before February 28, 2009. In case of a change of control of the Company before October 11, 2008, Mr. Gallahue will be able to acquire a further 56,250 shares at $3.0 per share. Pursuant to the Separation Agreement, in exchange for the severance payments and other benefits provided therein, Mr. Gallahue agreed to release all claims against the Company and any affiliates and agreed to refrain from certain conduct.

Director Compensation

The following table sets forth information regarding the compensation received by each of our non-employee directors for services as members of our Board of Directors or any committee of our Board of Directors during the year ended December 31, 2007.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Daniel Frank	$51,000	$121,510(2)	$—	$172,510
Kim D. Lamon (former director)	17,500	—(3)	—	17,500
David M. Stack	41,500	121,510(4)	—	163,010
Harry Stylli	40,000	121,510(5)	—	161,510
Andrew Jay (former director)	—	—(6)	—	—
Lionel Sterling	47,500	112,969(7)	—	160,469
Scott Gottlieb, MD	8,500	40,085(8)	—	48,585

(1) The total stock compensation expense determined under FAS 123R.

(2) As of December 31, 2007, Mr. Frank held outstanding options to purchase an aggregate of 29,166 shares of our common stock.

(3) Mr. Lamon did not stand for reelection as director in 2007 and therefore ceased to be a member of the Board of Directors, effective May 14, 2007. As of December 31, 2007, Mr. Lamon held outstanding options to purchase an aggregate of 8,333 shares of our common stock.

(4) As of December 31, 2007, Mr. Stack held outstanding options to purchase an aggregate of 33,333 shares of our common stock.

(5) As of December 31, 2007, Mr. Stylli held outstanding options to purchase an aggregate of 33,333 shares of our common stock.

(6) Mr. Jay resigned in February 2007, immediately prior to the consummation of our initial public offering.

(7) As of December 31, 2007, Mr. Sterling held outstanding options to purchase an aggregate of 33,333 shares of our common stock.

(8) As of December 31, 2007, Dr. Gottlieb held outstanding options to purchase an aggregate of 25,000 shares of our common stock.

All non-employee directors receive $36,000 per year, payable quarterly, as a retainer fee for service on our Board of Directors and its committees. The non-employee directors also receive a fee of $2,000 for each meeting of the Board of Directors attended in person, $1,000 for each meeting of the Board of Directors attended via teleconference, and $500 for each committee meeting attended either in-person or via teleconference. The chairman of the Audit Committee receives an additional $12,000 per year and the chairman of each other committee of the Board of Directors receives an additional $8,000 per year. The lead independent director receives a further $12,000 per year. Under our policy, upon initial election to the Board of Directors and upon each anniversary of such election during the director's three year term, a non-employee director will receive an automatic stock option grant to purchase 25,000 shares of our common stock. Each such option will have a term of ten years, an exercise price equal to the fair market value as of the date of grant and will vest at the end of one year from the date of grant. A non-employee director will be entitled to similar automatic option grants upon reelection to the Board of Directors and for each year of subsequent three year terms of service. No director who is an employee will receive separate compensation for services rendered as a director.

Benefits Plans

1997 Stock Option Plan

Our Board of Directors and stockholders adopted the 1997 Stock Option Plan, or 1997 Plan, on January 9, 1997. The 1997 Plan provides for grants of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and for grants of non-qualified stock options to our employees, consultants and directors. The 1997 Plan was adopted to facilitate the retention of current employees, consultants and directors as well as to secure and retain the services of new employees, consultants and directors, and to provide incentive for such persons to exert maximum efforts to promote our financial success.

The 1997 Plan is administered by our Board of Directors unless the Board of Directors delegates the administration to its Compensation Committee. The administrator has the power to administer and interpret the 1997 Plan, including determining the terms of the options granted, the exercise price, the number of shares subject to the option and the vesting of the options thereof. The administrator of the 1997 Plan establishes the option exercise price. In the case of an incentive stock option, the exercise price must be at least the fair market value of a share of the stock on the date of the grant or, in the case of all options, 110% of fair market value with respect to optionees who own at least 10% of all classes of stock. Fair market value is determined in good faith by our Board of Directors, or the Compensation Committee if so empowered, and in a manner consistent with the Internal Revenue Code in the case of incentive stock options.

Options granted under the 1997 Plan are generally not transferable by the optionee except by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by the optionee. In the case of an incentive stock option granted to an employee, the option must be exercised within three months following the date of the termination of the optionee's employment other than for death or disability (or before the termination, in the case of a termination for cause), or 12 months following the optionee's termination by disability or death. However, in no event may an option be exercised later than the earlier of the expiration of the term of the option or ten years from the date of the grant of the option or, where an optionee owns stock representing more than 10% of the voting power, five years from the date of the grant of the option in the case of incentive stock options.

Any incentive stock options granted to an optionee which, when combined with all other incentive stock options becoming exercisable for the first time in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000 shall automatically be treated as non-qualified stock options.

The 1997 Plan provides that it may be amended, modified, suspended or terminated by our Board of Directors, or the Compensation Committee if so empowered, at any time; provided, however, that without the approval of the stockholders, there shall be (a) no increase in the total number of shares of stock covered by the 1997 Plan, (b) no change in the class of persons eligible to receive incentive stock options and (c) no extension of the period during which incentive stock options may be granted beyond the date which is ten years following the date the 1997 Plan was adopted. In any event, no such amendment, modification, suspension or termination may adversely affect the terms of any individual option previously granted without the consent of the affected optionee. During a May 9, 2006 board of directors' meeting, our Board voted to amend the 1997 Plan by increasing the reserved shares by 666,667. On August 31, 2006 our Stockholders approved this amendment. Accordingly, we have reserved an aggregate of 2,833,333 shares of common stock for issuance under the 1997 Plan.

The 1997 Plan terminated on January 9, 2007. Our Board of Directors and stockholders have adopted the Amended and Restated 2006 Equity Incentive Plan. As a result, the authority to grant incentive stock options under the 1997 Plan terminated, although the termination did not affect any options outstanding on the termination date and all such options will continue to remain outstanding and be governed by the 1997 Plan.

As of December 31, 2007, we had options to purchase 1,672,968 shares of our common stock outstanding under our 1997 Plan and exercisable at a weighted average price of $3.86 per share. As of December 31, 2007, 915,137 shares of our common stock had been issued upon exercise of options under the 1997 Stock Option Plan.

2006 Equity Incentive Plan

Our Board of Directors and stockholders adopted the 2006 Equity Incentive Plan on November 16, 2005 and April 18, 2006, respectively, and adopted the Amended and Restated 2006 Equity Incentive Plan on August 17, 2006 and August 31, 2006, respectively. The Amended and Restated 2006 Equity Incentive Plan, or 2006 Plan, amends the 2006 Equity Incentive Plan. The 2006 Plan provides for (i) grants of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and (ii) grants of non-qualified stock options, performance shares, performance units, restricted stock units, restricted shares and other stock-based awards to our employees, consultants, officers, advisors and directors. The 2006 Plan is intended to facilitate the retention of current employees, consultants, officers, advisors and directors as well as to secure and retain the services of new employees, consultants, officers, advisors and directors, and to provide incentive for such persons to exert maximum efforts to promote the financial success and progress of our company. A total of 2.3 million shares of our Common Stock may be granted under the 2006 Plan. Beginning 2008, the number of shares reserved for issuance under the 2006 Plan will be automatically increased on January 1 of each year by a number of shares equal to 4% of our common stock outstanding on the day before, December 31, but in no event can we issue more than 2.3 million shares pursuant to the exercise of incentive stock options. The 2006 Plan includes annual limits on the number of awards that may be granted to each plan participant. Additionally, the number of shares of restricted or unrestricted stock we can award under the 2006 Plan is limited to 40% of the shares reserved for issuance under the 2006 Plan.

The 2006 Plan is administered by the Compensation Committee pursuant to a delegation of authority from our Board of Directors. The Compensation Committee, as the administrator of the 2006 Plan, has the power to administer and interpret the 2006 Plan, including determining the terms of the options and other stock-based awards, the exercise or purchase price for such options or awards, the number of shares subject to the option or award and any vesting provisions. Options are also subject to further restrictions imposed by the Code. The exercise price of all options must be at least the fair market value of a share of Common Stock on the date of the grant, or in the case of incentive stock options, 110% of fair market value with respect to optionees who own at least 10% of all classes of the Company's stock. Any incentive stock options granted to an optionee which, when combined with all other incentive stock options becoming exercisable for the first time in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000 shall automatically be treated as non-qualified stock options. The fair market value is determined as set forth in the 2006 Plan which generally establishes fair market value in relation to the last traded price or, if the shares are not traded on an exchange, as determined in good faith by the Compensation Committee and in a manner consistent with the Code. The 2006 Plan does not permit repricing of any options or stock appreciation rights that have been issued.

Options and other stock-based awards granted under the 2006 Plan are generally not transferable by the optionee except by will or the laws of descent and distribution, and each option or award is exercisable, during the lifetime of the option or award recipient and only by such recipient. In the case of an incentive stock option granted to an employee, the option must be exercised within three months following the date of the optionee's employment other than for death or disability (or before the termination, in the case of a termination for cause), or 12 months following the optionee's termination by disability or death. However, in no event may an option be exercised later than the earlier of the expiration of the term of the option or ten years from the date of the grant of the option or, where an optionee owns stock representing more than 10% of the voting power, five years from the date of the grant of the option in the case of incentive stock options.

The 2006 Plan also provides for the automatic grants of non-qualified stock options to non-employee directors, in a manner consistent with the rules and regulations under the Securities Act of 1933, as amended. Generally, non-employee directors will receive an option grant for 25,000 shares on the day following the annual meeting of stockholders in the first year such non-employee director becomes a member of the Board and on the day following the annual meeting of stockholders in each subsequent year such non-employee director serves as a member of the Board. The exercise price per share for all options granted to non-employee directors shall be the fair market value of the common stock based on the market price of the Company's common Stock on the date of grant. All options are vested and exercisable as of the first anniversary of the date of grant. Options are granted and are exercisable only while the non-employee director is serving as a director of the Company or within 90 days after the optionee ceases to serve as a director (including as a result of death, disability or retirement).

The 2006 Plan allows for the grant of stock appreciation rights. A stock appreciation right gives a participant the right to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation either in cash or in shares of our common stock. The Compensation Committee may grant stock appreciation rights under the 2006 Plan in tandem with a related stock option or as a freestanding award. A tandem stock appreciation right is generally exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled.

The Compensation Committee may grant restricted stock awards under the 2006 Plan either in the form of a stock purchase right, giving a participant an immediate right to purchase our common stock, or in the form of a stock bonus, for which the participant furnishes consideration in the form of services to us. The Compensation Committee determines the purchase price payable under stock purchase awards, which may be less than the then current fair market value of our common stock. Restricted stock awards may be subject to vesting conditions based on such service or performance goals similar to those described below in connection with performance shares and performance units as the Compensation Committee specifies, and the shares acquired may not be transferred by the participant until vested.

Restricted stock units granted under the 2006 Plan represent a right to receive shares of our common stock at a future date determined in accordance with the participant's award agreement. The Compensation Committee, in its discretion, may provide for settlement of any restricted stock unit by payment to the participant in shares, or in cash of an amount equal to the fair market value on the payment date of the shares of stock issuable to the participant. No monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award, the consideration for which is furnished in the form of the participant's services to us. The Compensation Committee may grant restricted stock unit awards subject to the attainment of performance goals similar to those described below in connection with performance shares and performance units, or may make the awards subject to vesting conditions based on service.

The Compensation Committee may grant performance shares and performance units under the 2006 Plan, which are awards that will result in a payment to a participant only if specified performance goals are achieved during a specified performance period. Performance share awards are denominated in shares of our common stock, while performance unit awards are denominated in dollars and may relate to the fair market value of one or more shares of our common stock. In granting a performance share or unit award, the Compensation Committee establishes the applicable performance goals based on one or more measures of business performance enumerated in the 2006 Plan, such as earnings per share, earnings, earnings growth, return on average equity or average assets, revenue, net operating profit, cash flow, market share or other performance goals described in the 2006 Plan. To the extent earned, performance share and unit awards may be settled in cash, shares of our common stock or any combination of these.

The 2006 Plan may be amended, modified, suspended or terminated by our Board of Directors, or the Compensation Committee if so empowered, at any time; provided, however, that stockholder approval is needed for any change in the 2006 Plan for certain matters set forth in the Code including (a) an increase in the total number of shares of stock covered by the 2006 Plan, (b) a change in the class of persons eligible to receive incentive stock options and (c) an extension of the period during which incentive stock options may be granted beyond the date which is ten years following the date the 2006 Plan was adopted. However, no such amendment, modification, suspension or termination may adversely affect the terms of any individual option previously granted without the consent of the affected optionee. Unless terminated sooner, the authority to grant incentive stock options under the 2006 Plan will terminate automatically on the date of our annual stockholders meeting that will be held in 2011.

As of December 31, 2007, we had options to purchase 969,000 shares of our common stock outstanding under our 2006 Plan and exercisable at a weighted average price of $8.17 per share. As of December 31, 2007, no shares of our common stock had been issued upon exercise of options under the 2006 Equity Incentive Plan.

401(k) Savings Plan

Effective January 1, 2001, we adopted a tax-qualified employee savings and retirement plan, or 401(k) plan, that covers all of our employees. Pursuant to our 401(k) plan, participants may elect to reduce their current compensation, on a pre-tax basis, by any percentage the participant elects, up to statutorily prescribed annual limit, and have the amount of the reduction contributed to the 401(k) plan. The 401(k) plan also permits us, in our sole discretion, to make employer matching contributions equal to a specified percentage (as we determine) of the amount a participant has elected to contribute to the plan, and/or employer profit-sharing contributions equal to a specified percentage (as we determine) of an employee's compensation. We do not currently make employer contributions to the 401(k) plan, but may determine to do so in the future.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed with management the above "Compensation Discussion and Analysis" section. Based on this review and our discussions with management, we recommended to the Board of Directors that the Compensation Discussion and Analysis be incorporated by reference in our annual report to stockholders on Form 10-K and included in this proxy statement.

THE COMPENSATION COMMITTEE

Daniel Frank
David M. Stack
Lionel Sterling

April 11, 2008

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with Peter Barlow and Foley & Lardner LLP

The law firm of Foley & Lardner LLP provides legal services for us. Peter Barlow is a partner at Foley & Lardner LLP and is the brother of David Barlow, our Chairman and Chief Executive Officer. From January 1, 2007 through March 24, 2008, Foley & Lardner LLP has billed us an aggregate of $4,754,508.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers, as described more fully in the section of this proxy statement entitled "Compensation Discussion and Analysis — Executive Employment Agreements." In addition, our directors and officers are provided indemnification protections in our Restated Articles of Organization.

Procedure for Review, Approval and Ratification of Transactions with Related Persons

Our Code of Conduct states that employees (including executive officers) must avoid any situation involving a conflict between their personal interests (including those of close family members) and the interests of the Company. Employees and executive officers are required to document potential or actual conflicts of interests on a Compliance and Disclosure Form included in the Code of Conduct. Supervisors must refer each potential conflict of interest situation to our Chief Operating Officer, who will determine whether it poses a potential for harm to our business interests or creates an appearance of improper influence. Our Code of Conduct provides further that our Chief Operating Officer will document the particular facts disclosed to him or her and the basis for his or her decision in each case. If the correct course of action is not clear, our Chief Operating Officer will contact our legal advisors to obtain resolution of the matter.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

Stockholders may submit proposals on matters appropriate for stockholder action at annual meetings in accordance with the rules and regulations adopted by the Securities and Exchange Commission. Any proposal which an eligible stockholder desires to have included in the Company's proxy statement and presented at the 2009 annual meeting of stockholders (to be held on or around May 11, 2009) will be included in the Company's proxy statement and related proxy card if it is received by the Company no later than December 12, 2008 (120 calendar days prior to the anniversary of the mailing date of this Proxy Statement) and if it complies with Securities and Exchange Commission rules regarding inclusion of proposals in proxy statements.

Other deadlines apply to the submission of stockholder proposals for the 2009 annual meeting that are not required to be included in the Company's proxy statement under Securities and Exchange Commission rules. With respect to these stockholder proposals for the 2009 annual meeting, the Company's bylaws provide certain requirements for advance notification by stockholders of business to be conducted at annual meetings but not necessarily included in the Company's proxy statement. In order to be timely, a stockholder notice must be delivered to or mailed and received in writing by the Company's Secretary at the principal executive offices of the Company not less than 150 days prior to the date such meeting was held in the prior year (or, with respect to nominees for director, generally not less than 60 or greater than 90 days prior to the date of the meeting). These requirements are separate from and in addition to requirements that a stockholder must meet in order to have a stockholder proposal included in the Company's proxy statement.

OTHER MATTERS

The Board of Directors does not currently know of any other matters to be presented at the 2008 Annual Meeting. If any other matters properly come before the annual meeting, it is intended that the shares represented by Proxy will be voted with respect thereto in accordance with the judgment of the persons voting them.

By Order of the Board of Directors,

/s/ DAVID S. BARLOW

David S. Barlow
Chairman of the Board and Chief Executive Officer

April 11, 2008

Molecular Insight Pharmaceuticals, Inc.

160 Second Street
Cambridge, MA 02142
Telephone: 617-492-5554
www.molecularinsight.com

molecularinsight
pharmaceuticals
PIONEERS IN MEDICINE. PARTNERS IN CARE.

END